Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

C&J ENERGY SERVICES, INC.,

CAYMUS MERGER SUB, INC.,

O-TEX HOLDINGS, INC.,

O-TEX SELLERS REPRESENTATIVE LLC,

in its capacity as Stockholders’ Representative,

and

THE STOCKHOLDERS SET FORTH ON THE SIGNATURE PAGES HERETO

Dated as of October 25, 2017

i

5.9	Tangible Personal Property	18

5.10	Financial Statements; Accountants	18

5.11	Absence of Certain Changes	20

5.12	Absence of Owed Fees	20

5.13	Environmental Matters	21

5.14	Material Contracts	22

5.15	Legal Proceedings; Orders	24

5.16	Permits	25

5.17	Taxes	25

5.18	Employee Benefits	26

5.19	Labor Matters	29

5.20	Certain Transactions and Interests	30

5.21	Insurance Coverage	30

5.22	Intellectual Property	31

5.23	Customers and Suppliers	33

5.24	Inventories	33

5.25	Absence of Certain Claims	33

5.26	Accounts and Notes Receivable and Payable	33

5.27	Banks	34

5.28	Brokers’ Fee	34

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB		34

6.1	Organization; Qualification	34

6.2	Authority; Enforceability	35

6.3	Non-Contravention	35

6.4	Governmental Approvals	36

6.5	Capitalization	36

6.6	Parent SEC Reports	36

6.7	Financial Statements	38

6.8	Compliance with Law; Permits	39

6.9	Legal Proceedings	39

6.10	Business Conduct of Merger Sub	39

6.11	Sufficient Funds	39

6.12	Brokers’ Fee	39

ARTICLE VII REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		39

7.1	Authority; Enforceability	39

7.2	Consents and Approvals	40

7.3	Ownership and Transfer of Company Shares	40

7.4	Investment Representation	40

ARTICLE VIII COVENANTS OF THE PARTIES		41

8.1	Conduct of the Company’s Business	41

8.2	Conduct of the Parent’s Business	44

8.3	Notice of Certain Events	44

8.4	Access to Information	45

8.5	Governmental Approvals	45

8.6	Expenses	47

8.7	Further Assurances	47

8.8	Public Statements	47

8.9	Confidentiality; Non-Solicitation; Non-Disparagement	48

8.10	Employee Matters	51

8.11	Non-Solicitation	52

8.12	Charter Provisions Regarding Indemnification	53

8.13	D&O Tail Policy	54

8.14	Tax Matters	54

8.15	Interim Financial Statements	57

8.16	Registration Statement	58

8.17	Listing	61

8.18	Stockholder Waiver of Notice	61

ARTICLE IX CONDITIONS TO CLOSING		61

9.1	Conditions to Obligations of Each Party	61

9.2	Conditions to Obligations of the Parent and Merger Sub	62

9.3	Conditions to Obligations of the Company	62

ARTICLE X TERMINATION RIGHTS		63

10.1	Termination Rights	63

10.2	Effect of Termination	64

ARTICLE XI INDEMNIFICATION		65

11.1	Indemnification by the Stockholders	65

11.2	Indemnification by the Parent	66

11.3	Limitations and Other Indemnity Claim Matters	66

11.4	Indemnification Procedures	70

11.5	Materiality	72

11.6	No Reliance; Waiver of Certain Damages	72

ARTICLE XII CONSENT TO JURISDICTION		73

12.1	Sole and Exclusive Method for Resolution of Disputes	73

12.2	Negotiation Between Executives	74

12.3	Consent to Jurisdiction	74

12.4	Waiver of Jury Trial	74

12.5	Specific Performance	75

ARTICLE XIII GENERAL PROVISIONS		75

13.1	Amendment and Modification	75

13.2	Waiver of Compliance; Consents	75

13.3	Notices	75

13.4	Assignment	76

13.5	Third Party Beneficiaries	77

13.6	Governing Law	77

13.7	Entire Agreement	77

13.8	Severability	77

13.9	Representation by Counsel	78

13.10	Disclosure Schedules	78

13.11	PDF; Counterparts	78

ARTICLE XIV THE STOCKHOLDERS’ REPRESENTATIVE		79

14.1	Authorization of the Stockholders’ Representative	79

14.2	Compensation; Exculpation; Indemnity	81

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 25, 2017 (the “Execution Date”), by and among C&J Energy Services, Inc., a Delaware corporation (the “Parent”), Caymus Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Parent (“Merger Sub”), O-Tex Holdings, Inc., a Texas corporation (the “Company”), O-Tex Sellers Representative LLC, a Delaware limited liability company, in its capacity as representative of the Stockholders (the “Stockholders’ Representative”), and the Stockholders of the Company set forth on the signature pages of this Agreement.

Each of the parties to this Agreement is sometimes referred to individually in this Agreement as a “Party” and all of the parties to this Agreement are sometimes collectively referred to in this Agreement as the “Parties”.

R E C I T A L S

WHEREAS, the Board of Directors of the Company (the “Company Board”), by written consent, (a) determined that this Agreement and the transactions contemplated hereby and in the other Transaction Documents (the “Transactions”), including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the Merger, (c) directed that this Agreement be submitted to the Stockholders for adoption and (d) recommended that the Stockholders approve and adopt this Agreement and the Transactions, including the Merger;

WHEREAS, the Board of Directors of the Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Parent and the Parent’s stockholders, and (b) approved and declared advisable this Agreement and the Transactions;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder and (ii) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, immediately after the effectiveness of the Merger, the Surviving Corporation shall merge with and into a direct wholly owned limited liability company subsidiary of the Parent organized under the laws of the State of Delaware (“LLC Sub” and such merger, the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned direct subsidiary of the Parent; and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

1.1    Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement shall have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A with reference to the location of the definitions of such terms in the body of this Agreement.

1.2    Interpretations. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes the other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; (j) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day; and (k) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER; CLOSING; R&W POLICY

2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (“DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Texas as the surviving corporation (in such capacity, the Company is referred to herein as the “Surviving Corporation”). Immediately prior to the Effective Time, the Parent shall own all of the stock and other equity, if any, in Merger Sub and shall be the sole stockholder of Merger Sub, and Merger Sub shall be treated as a direct corporate subsidiary of the Parent for U.S. federal income Tax purposes.

2.2    Closing.

(a)    The closing of the Merger (the “Closing”), shall take place at 10:00 a.m., Central time, on a date that is three Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article IX (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place as the Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b)    As soon as practicable on the Closing Date but after the Closing, (i) a certificate of merger prepared and executed in accordance with the relevant provisions of the TBOC (the “Texas Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Texas and (ii) a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Delaware Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the acceptance of the filing of the Texas Certificate of Merger with the Office of the Secretary of State of the State of Texas and the acceptance of the filing of the Delaware Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by the Parent and the Company and specified in each of the Texas Certificate of Merger and the Delaware Certificate of Merger (the “Effective Time”).

2.3    Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the TBOC and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation. Immediately after the Effective Time, the Parent shall own all of the stock and other equity, if any, in the Surviving Corporation and shall be the sole stockholder of the Surviving Corporation, and the Surviving Corporation shall be treated as a direct corporate subsidiary of the Parent for U.S. federal income Tax purposes.

2.4    Organizational Documents of the Surviving Corporation. At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated to be in the form of the certificate of incorporation and bylaws of Merger Sub as of the date of this Agreement until such certificate of incorporation and bylaws are thereafter amended and restated, subject to Section 8.12(a), in accordance with their respective terms and applicable Law.

2.5    Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6    Post-Closing Merger. Immediately following the Effective Time, the Parent shall cause the LLC Sub Merger, with LLC Sub continuing as the surviving entity in such merger as a direct wholly owned subsidiary of the Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit B (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, the Parent shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from the Parent for U.S. federal income Tax purposes.

2.7    R&W Policy. On the Execution Date, the Parent has procured the R&W Policy, and each of the Parent and the Stockholders’ Representative (on behalf of the Stockholders) have paid to (a) the R&W Insurance Provider the underwriting diligence fee and (b) the R&W Insurance Broker 10% of the premium charged for the R&W Policy (the “Premium Deposit”) and all surplus lines taxes necessary to bind the R&W Policy (with each of the Parent, on the one hand, and the Stockholders’ Representative (on behalf of the Stockholders), on the other hand, paying one-half of such underwriting diligence fee, Premium Deposit and surplus lines taxes). The R&W Policy is in full force and effect as of the Execution Date, subject to receipt by the R&W Insurance Provider of any subjectivities noticed in the R&W Policy binder. Immediately prior to Closing, the Parent shall remit payment to the R&W Insurance Broker for the balance of the premium owed on the R&W Policy (the “Premium Balance”), in accordance with the terms applicable to the R&W Policy, and take whatever other action is necessary to ensure the effectiveness of the R&W Policy at the Closing. An amount equal to fifty percent (50%) of the Premium Balance shall be deducted from the Closing Date Cash Merger Consideration, in lieu of the payment of such amount to the Stockholders’ Representative (on behalf of the Stockholders) and the further payment by the Stockholders’ Representative (on behalf of the Stockholders) of the Stockholders’ proportionate share of such Premium Balance.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB

3.1    Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party:

(a)    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, after the Effective Time, the Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b)    Each holder (including, if applicable, any wholly owned Subsidiary of the Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company) of outstanding common stock, par value $0.01 per share, of the Company (excluding any Cancelled Shares) (the “Company Common Stock”), Series A Preferred Stock, par value $0.01 per share, of the Company (excluding any Cancelled Shares) (the “Series A Preferred Stock”) and Series B Preferred Stock, par value $0.01 per share, of the Company (excluding any Cancelled Shares) (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Company Preferred Stock”) immediately prior to the Effective Time shall have its shares converted into the right to receive (without interest) the number of shares of Specified Parent Common Stock set forth opposite such Stockholder’s name on Section 3.1(b) of the Company Disclosure Schedule. All such shares of Company Common Stock and Company Preferred Stock shall thereafter cease to be outstanding, shall automatically be canceled, extinguished and retired and shall cease to exist. Each such Stockholder shall also be entitled to receive a portion of the Closing Date Cash Merger Consideration payable to the Stockholders’ Representative (for the account of and on behalf of the Stockholders) under this Agreement, which portion shall be determined in accordance with that certain Direction Letter, dated as of the Execution Date, among the Stockholders’ Representative and the Stockholders (the “Direction Letter”). The Stockholders and the Stockholders’ Representative acknowledge and agree that Parent shall not be obligated to pay aggregate consideration in connection with the Merger in excess of the Final Cash Merger Consideration (as finally determined pursuant to Section 4.3), the Specified Parent Common Stock, the Escrow Amount, the Closing Indebtedness, the Transaction Expenses, any consideration to be paid pursuant to Section 4.1(b) and (c) and any indemnification obligations of Parent pursuant to this Agreement.

(c)    Each Company Share held in the treasury of the Company or by the Parent or Merger Sub immediately prior to the Effective Time (“Cancelled Shares”) shall automatically be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

3.2    Cancellation of Company Options. Prior to the Closing, the Company shall provide notice to the extent required under the terms of the Company Stock Incentive Plan, obtain any necessary consents, adopt applicable resolutions, amend the terms of the Company Stock Incentive Plan and any awards outstanding thereunder, and take all other actions necessary to: (i) cause all Company Options that are outstanding immediately prior to the Effective Time, whether vested or unvested, automatically and without any action on the part of the holder thereof, to be cancelled immediately prior to the Effective Time; (ii) terminate the Company Stock Incentive Plan as of the Effective Time; and (iii) ensure that after the Effective Time, no holder of any award granted under the Company Stock Incentive Plan or any beneficiary thereof, nor any other participant in the Company Stock Incentive Plan, shall have any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Incentive Plan. Executed consents of holders of Company Options canceled pursuant to the immediately preceding sentence shall be delivered to the Parent on or prior to the Closing Date. As of the Effective Time, the Company Stock Incentive Plan shall be terminated and no further awards or other rights shall be granted thereunder. Notwithstanding anything to the contrary in this Section 3.2, on or before the Closing Date, the Company shall cause all Company Options that are held by the Employees listed on Section 3.2 of the Company Disclosure Schedule to be cancelled, which cancellation shall become effective at the Effective Time.

3.3    No Dissenters Rights. Pursuant to Section 10.351 of the TBOC and Section 262 of the DGCL, no dissenters’ rights or rights of appraisal will apply in connection with the Merger.

3.4    Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Shares shall thereafter be made. From and after the Effective Time, the holders of Certificates evidencing ownership of Company Shares (“Certificates”) immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided for in this Agreement or by applicable Law.

ARTICLE IV

THE MERGER CONSIDERATION

4.1    Payments.

(a)    Closing Payments. At the Closing, the Parent shall pay or cause to be paid, or shall deposit or cause to be deposited, as the case may be, the following amounts by wire transfers of immediately available funds, pursuant to wire transfer instructions confirmed by the applicable payment recipient in writing, or other applicable payment methods as may be authorized by any particular Stockholder pursuant to such Stockholder’s Letter of Transmittal:

(i)    The Parent shall pay, or cause to be paid, by wire transfer of immediately available funds to the Escrow Agent, the Closing Adjustment Escrow Amount and the Indemnification Escrow Amount for the Escrow Agent to hold in an account (the “Escrow Account”) and disburse solely in accordance with this Agreement and the terms of the Escrow Agreement;

(ii)    The Parent shall issue or pay or cause to be issued or paid, as applicable, to each holder of Company Shares that delivers a completed and duly executed letter of transmittal in the form attached hereto as Exhibit C (each, a “Letter of Transmittal”), all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) and a duly executed Lock-Up Agreement substantially in the form attached hereto as Exhibit D (each, a “Lock-Up Agreement”) with respect to such shares of Specified Parent Common Stock, to the Parent on or prior to the Closing Date, the number of shares of Specified Parent Common Stock set forth opposite such holder’s name on Section 3.1(b) of the Company Disclosure Schedule;

(iii)    The Parent shall pay, or cause to be paid, by wire transfer of immediately available funds to the Stockholders’ Representative (for the account of and on behalf of the Stockholders), the Closing Date Cash Merger Consideration;

(iv)    The Parent shall pay or cause to be paid to the applicable lenders identified in Section 4.1(a)(iv) of the Company Disclosure Schedule and any other holder of Closing Indebtedness, the applicable amounts in respect of the Estimated Closing Indebtedness pursuant to the delivery instructions provided in the applicable Payoff Letters; and

(v)    The Parent shall pay or cause to be paid to the applicable payees set forth on Section 4.1(a)(v) of the Company Disclosure Schedule and any other Person to whom Transaction Expenses are owed, the Estimated Transaction Expenses pursuant to the delivery instructions provided in the applicable Invoices.

(b)    Post-Closing Payments. From and after the Closing, the Parent shall promptly (and in any event within five Business Days after receipt) pay or cause to be paid to the Stockholders’ Representative for the account of and on behalf of each Stockholder that delivers to the Parent at any time after the Closing Date a completed and duly executed Letter of Transmittal and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) with respect to all Company Shares held by such Stockholder, the consideration (without interest) that would have been payable to such Stockholder pursuant to Sections 4.1(a)(ii) and (iii) if such Stockholder had delivered such documents on or prior to the Closing Date. Any other payments (including distributions by the Escrow Agent) to be made to the Stockholders’ Representative (for the account of and on behalf of the Stockholders) following the Closing shall be made by the Parent, the Surviving Corporation, LLC Sub or the Escrow Agent, as applicable.

(c)    Unexchanged Company Shares. The Parent will, promptly upon receipt thereof, deliver to the Surviving Corporation or LLC Sub, as applicable, surrendered Letters of Transmittal received by it, and, within five Business Days after the 18th month following the Closing Date, return to the Surviving Corporation or LLC Sub, as applicable, any portion of the consideration remaining to be paid to the Stockholders’ Representative (for the account of and on behalf of the Stockholders) pursuant to this Article IV who have not yet delivered their Letters of Transmittal and any other funds that are to be paid to the Stockholders’ Representative (for the account of and on behalf of the Stockholders). Any Stockholders shall thereafter be entitled to look only to the Surviving Corporation or LLC Sub, as applicable, for payment of their claims for the consideration set forth in Section 3.1 without interest thereon.

(d)    No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the delivery of a completed and duly executed Letter of Transmittal and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a holder of Parent Common Stock. Notwithstanding any other provision of this Agreement, if any Stockholder would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder), such Stockholder shall receive, in lieu of such fraction of a share, a cash payment, without interest, in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) $29.98.

(e)    No Liability for Abandoned Property. Any other provision of this Agreement notwithstanding, none of the Parent, Merger Sub, the Surviving Corporation or LLC Sub shall be liable to any Stockholder for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)    Payments to Persons Other than Registered Holders. If any consideration is to be paid to a Person other than the Person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition to such exchange that the Person requesting such exchange shall deliver such Certificate accompanied by all documents required to evidence and effect such transfer.

(g)    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Parent, Merger Sub, the Surviving Corporation and LLC Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, including from any shares of Specified Parent Common Stock payable pursuant hereto, any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. If the applicable withholding agent determines that deduction or withholding is required pursuant to this Section 4.1(g), it shall give reasonable prior notice of any amount to be deducted or withheld to the Person in respect of which such deduction or withholding would be made. The Parties shall reasonably cooperate with each other, as and to the extent reasonably requested by the other Party, to minimize or eliminate to the extent permissible under applicable Laws the amount of any such deduction or withholding. To the extent that any amounts are so deducted or withheld, such amounts shall be paid to the applicable Governmental Body on behalf of the Person from whom deducted or withheld and, to the extent so paid, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(h)    No Liability after Issuance of Specified Parent Common Stock and Payments to Stockholders’ Representative and Certain Other Payments. Any other provision of this Agreement notwithstanding, following the issuance of the Specified Parent Common Stock to the Stockholders, the payment by the Parent to the Stockholders’ Representative of the Final Cash Merger Consideration and any other amount payable to the Stockholders’ Representative by the Parent for the account of and on behalf of the Stockholders, and the payment by the Parent of the Escrow Amount, the Closing Indebtedness, the Transaction Expenses, any consideration to be paid pursuant to Section 4.1(b) and (c) and any indemnification obligations of Parent pursuant to this Agreement, in each case, in accordance with this Agreement, none of the Parent, Merger Sub, the Surviving Corporation or LLC Sub shall be liable to any Stockholder for the portion of such amount (if any) payable by the Stockholders’ Representative to such Stockholder hereunder, whether payable to such Stockholder pursuant to the Direction Letter or otherwise, and each Stockholder shall thereafter only be entitled to seek payment of such amount from the Stockholders’ Representative.

4.2    Other Deliveries and Actions at Closing.

(a)    At the Closing, the Parent and Merger Sub shall deliver, pay or issue, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i)    to the Stockholders’ Representative, a duly executed counterpart to each Lock-Up Agreement;

(ii)     to the Stockholders’ Representative and the Escrow Agent, a duly executed counterpart to the Escrow Agreement substantially in the form attached hereto as Exhibit E; and

(iii)    the certificates contemplated by Section 9.3(c).

(b)    At the Closing, the Company and the Stockholders’ Representative shall deliver to the Parent:

(i)    a Lock-Up Agreement duly executed by each Stockholder;

(ii)    the written resignations of the members of the Company Board and each of the Company’s Subsidiaries, as may be requested by the Parent prior to the Closing and in form and substance reasonably satisfactory to the Parent;

(iii)    the certificate contemplated by Section 9.2(d);

(iv)    the invoices or good faith reasonable estimates from each of the applicable service providers for the outstanding Transaction Expenses as of the Closing Date (the “Invoices”), no less than five Business Days prior to the Closing Date;

(v)    the Payoff Letters for the Closing Indebtedness, no less than five Business Days prior to the Closing Date;

(vi)    duly executed counterparts to the Escrow Agreement signed by the Stockholders’ Representative and the Escrow Agent; and

(vii)    a properly completed and duly executed certificate stating that stock interests in the Company are not “United States real property interests” for purposes of withholding under section 1445 of the Code pursuant to Treasury Regulations §§ 1.897-2(h)(1) and 1.1445-2(c)(3) and a properly completed and duly executed notice to the Internal Revenue Service that corresponds to such certificate pursuant to Treasury Regulations § 1.897-2(h)(2).

(c)    Pursuant to Section 2.2(b), the Company and the Parent shall cause the Texas Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Texas and the Delaware Certificate of Merger to be properly executed and filed with the Secretary of State of the State of Delaware.

4.3    Cash Merger Consideration Adjustment.

(a)    At least five Business Days prior to the Closing Date, the Company shall prepare and deliver, or shall cause to be prepared and delivered, to the Parent a statement setting forth the Company’s good faith estimate of (i) the Closing Indebtedness (the “Estimated Closing Indebtedness”); (ii) the Transaction Expenses (the “Estimated Transaction Expenses”); (iii) the Working Capital (the “Estimated Working Capital”), calculated in accordance with GAAP, except as otherwise set forth in the Working Capital Calculation, including a calculation of the Estimated Working Capital Deficit or the Estimated Working Capital Excess, as the case may be; (iv) the Closing Cash (the “Estimated Closing Cash”); and (v) the Closing Date Cash Merger Consideration resulting therefrom; provided that, if the Parent indicates in writing to the Company at least two Business Days prior to the Closing that it does not agree with Company’s calculation of the Estimated Working Capital or the Closing Date Cash Merger Consideration, then the Parent and the Company will use commercially reasonable efforts to mutually reconcile such dispute and if any adjustments are made thereto, then the adjusted calculation of the Estimated Working Capital and/or the Closing Date Cash Merger Consideration, as so mutually reconciled, shall be the Estimated Working Capital and/or the Closing Date Cash Merger Consideration; provided, however, that if the Parties cannot agree on the calculation of the Estimated Working Capital or the Closing Date Cash Merger Consideration on or prior to the Business Day prior to the Closing, then the Company’s calculation of the Estimated Working Capital and the Closing Date Cash Merger Consideration delivered pursuant to this Section 4.3(a) shall be deemed the Estimated Working Capital and the Closing Date Cash Merger Consideration for purposes of the Closing, except that the Closing Adjustment Escrow Amount shall be increased by the aggregate amount in dispute (the “Disputed Estimated Closing Date Amount”); provided, however, that the Disputed Estimated Closing Date Amount shall not exceed Five Hundred Thousand Dollars ($500,000).

(b)    Within 90 calendar days following the Closing, the Parent shall prepare, or cause the LLC Sub to prepare and deliver to the Stockholders’ Representative (on behalf of the Stockholders) a statement (the “Closing Statement”), which shall include (i) a calculation of the Closing Indebtedness; (ii) a calculation of the Closing Transaction Expenses; (iii) a calculation of Working Capital, including a calculation of the Working Capital Deficit or the Working Capital Excess, as the case may be; (iv) a calculation of the Closing Cash; and (v) the Parent’s determination of the Final Cash Merger Consideration resulting therefrom. The Stockholders’ Representative shall have a period of 30 calendar days after delivery of the Closing Statement to review such documents and make any objections in writing to the Parent (the “Stockholders’ Representative Objection Notice”); provided that the Stockholders’ Representative Objection Notice shall specify the amount of each such objection along with a reasonable basis and supporting documentation to substantiate each such objection. Any items not specifically objected to in the Stockholders’ Representative Objection Notice will be deemed agreed upon as set forth in the Closing Statement. For purposes of the Stockholders’ Representative’s evaluation of the Closing Statement, the Parent shall, and shall cause the LLC Sub to make available or provide, upon advance notice and during normal business hours, reasonable access to such information, books and records and data as may be reasonably requested by the Stockholders’ Representative to analyze the Closing Statement. If the Stockholders’ Representative delivers a Stockholders’ Representative Objection Notice to the Parent within such 30-day period, then the Parent and the Stockholders’ Representative shall attempt to resolve the matter or matters in dispute. If no Stockholders’ Representative Objection Notice is delivered by the Stockholders’ Representative within such 30-day period, then the Closing Statement shall be final and binding on the Parties. If disputes with respect to the Closing Statement cannot be resolved by the Parent and the Stockholders’ Representative within 30 calendar days after timely delivery of a Stockholders’ Representative Objection Notice, then, at the request of the Parent or the Stockholders’ Representative, the specific items remaining in dispute (but no others) shall be submitted to such independent accounting or consulting firm as shall be mutually agreed to by the Stockholders’ Representative and the Parent (the “Auditors”), which firm shall render its determination as to such specific items remaining in dispute. If the Parent and the Stockholders’ Representative cannot agree on the selection of independent accounting or consulting firm, the Parties shall request the American Arbitration Association to appoint such independent accounting or consulting firm, and such appointment shall be conclusive and binding on the Parties. The matters to be resolved by the Auditors shall be limited to the unresolved items remaining in dispute between the Parent and the Stockholders’ Representative, and the Auditors shall make such determination based solely on written submissions by the Parent and the Stockholders’ Representative, and not by independent review. The Auditors shall promptly deliver to the Parent and the Stockholders’ Representative a written report setting forth its resolution of the disputes and the reasonable basis for each of its determinations, along with its determination of the Final Cash Merger Consideration, which shall be prepared in a manner consistent with the principles set forth in this Agreement and shall be final and binding on the Parties. Prior to and until the delivery of the Auditors’ written report, there shall be no ex parte communications between the Parties and the Auditors. In resolving any disputed item, the Auditors (x) shall be bound by the provisions of this Section 4.3(b) and (y) may not assign a value to any item greater than the greatest value for such items claimed by either the Parent or the Stockholders’ Representative or less than the smallest value for such items claimed by either the Parent or the Stockholders’ Representative. The fees and expenses of the Auditors shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Auditors that are unsuccessfully disputed by the Stockholders’

Representative, on the one hand, and the Parent, on the other hand, as finally determined by the Auditors, bears to the total dollar amount of such remaining disputed items so submitted. By way of example only, if closing accounts receivable is the only disputed item submitted to the Auditors, and the Stockholders’ Representative claims that closing accounts receivable is $1,000, and the Parent contests only $500 of the amount claimed by the Stockholders’ Representative and if the Auditors ultimately resolves the dispute by awarding the Stockholders’ Representative $300 of the $500 contested, then the costs and expenses of the Auditors will be allocated 60% (i.e., 300 / 500) to the Parent and 40% (i.e., 200 / 500) to the Stockholders’ Representative. For the avoidance of doubt, the Closing Date Cash Merger Consideration as adjusted pursuant to this Section 4.3(b) shall be the “Final Cash Merger Consideration” for the purposes of this Agreement.

(c)    If the Final Cash Merger Consideration exceeds the Closing Date Cash Merger Consideration, then (i) within two Business Days following the final determination thereof, the Parent shall pay the amount of the excess by wire transfer of immediately available funds to the Stockholders’ Representative for the account of and on behalf of the Stockholders, which amount shall be disbursed to the Stockholders in accordance with the Direction Letter; provided, that such disbursements to the Stockholders shall be (x) made only to each Stockholder that has delivered a completed and duly executed Letter of Transmittal to the Parent, and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) with respect to all Company Shares held by such Stockholder; and (y) subject to Section 4.1(b); and (ii) the Parent and the Stockholders’ Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release all of the Closing Adjustment Escrow Amount (and all interest earned thereon) to the Stockholders’ Representative for the account of and on behalf of the Stockholders, which amount shall be disbursed to the Stockholders in accordance with the Direction Letter; provided, that such disbursements to the Stockholders shall be (x) made only to each Stockholder that has delivered a completed and duly executed Letter of Transmittal to the Parent, and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) with respect to all Company Shares held by such Stockholder; and (y) subject to Section 4.1(b).

(d)    If the Closing Date Cash Merger Consideration is greater than the Final Cash Merger Consideration (such excess, the “Parent Merger Consideration Disbursement”) and the Parent Merger Consideration Disbursement (i) is less than the Closing Adjustment Escrow Amount, the Parent and the Stockholders’ Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release (A) an amount equal to the Parent Merger Consideration Disbursement from the Escrow Account to the Parent and (B) the remainder of the Closing Adjustment Escrow Amount (and any interest thereon) to the Stockholders’ Representative for the benefit of the Stockholders, which remainder shall be disbursed to the Stockholders in accordance with the Direction Letter; provided, that such disbursements to the Stockholders shall be (x) made only to each Stockholder that has delivered a completed and duly executed Letter of Transmittal to the Parent, and all applicable Certificates for cancellation (or an affidavit of lost Certificate as contemplated by the Letter of Transmittal) with respect to all Company Shares held by such Stockholder; and (y) subject to Section 4.1(b);

or (ii) (A) is equal to or (B) exceeds the Closing Adjustment Escrow Amount (such excess, the “Parent Escrow Disbursement), the Parent and the Stockholders’ Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release all of the Closing Adjustment Escrow Amount (and any interest thereon) to the Parent, and in the case of clause (ii)(B), but subject to the Parent’s right set forth in the proviso below, the Parent and the Stockholders’ Representative shall deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release to the Parent an amount equal to the Parent Escrow Disbursement (and any interest thereon) from the Escrow Account, provided, however, that the Parent (in its sole discretion) may instead require the Stockholders to pay the Parent Escrow Disbursement (in accordance with their respective percentages set forth on Section 4.3(d) of the Company Disclosure Schedule) in immediately available funds to the Parent, and the Parent shall have no obligation to cause the release of funds from the Escrow Account (other than the Closing Adjustment Escrow Amount) in respect thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth on the Company Disclosure Schedule, the Company represents and warrants to the Parent and Merger Sub as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date, which shall be made only as of such date), as follows:

5.1    Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has provided or made available to the Parent true and complete copies of the Organizational Documents of the Company.

5.2    Authority; Enforceability.

(a)    The Company has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by the Company of the Transaction Documents to which the Company is, or will be, a party, and the consummation by the Company of the Transactions, have been duly and validly authorized by the Company, and no other corporate proceedings on the part of the Company or equityholder action is necessary to authorize the Transaction Documents to which it is, or will be, a party or to consummate the Transactions contemplated by the Transaction Documents to which it is, or will be, a party.

(b)    The Transaction Documents to which the Company is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which the Company is, or will be a party, constitutes (or will constitute, when executed and delivered at the Closing) the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, “Enforceability Exceptions”).

5.3    Non-Contravention. Except as set forth on Section 5.3 of the Company Disclosure Schedule, the execution, delivery and performance of the Transaction Documents to which it is, or will be, a party, and the consummation by the Company of the Transactions does not and will not: (a) conflict with or result in any breach of or violate (with or without the giving of notice, or the passage of time or both) any provision of the Organizational Documents of the Company or any of its Subsidiaries; (b) conflict with or result in any breach of or violate or constitute a default (or an event that with the giving of notice or the passage of time or both would give rise to a default) under, give rise to any right of termination, cancellation, modification, amendment, revocation, suspension or acceleration (with or without the giving of notice, or the passage of time or both) under, materially impair the rights of the Company or any of the assets of the Company or any of its Subsidiaries under, or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; (c) assuming compliance with the matters referred to in Section 5.4, conflict with or violate any Law to which the Company or any of its Subsidiaries is subject or by which any of the Company’s or any of its Subsidiary’s properties or assets is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries; or (e) assuming compliance with the matters referred to in Section 5.4, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by the Company or any of its Subsidiaries, or that otherwise relates to the business of, or any of the assets owned or used by, the Company or any of its Subsidiaries; except, in the cases of clauses (b), (c), (d), and (e) for such defaults, violations or rights of termination, cancellation, amendment, or acceleration, or Liens, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

5.4    Consents and Approvals. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Transactions by the Company will not, require any Consent of, or filing with or notification to, any Person, except for (a) the pre-merger notification requirements of the HSR Act, (b) filing of the Texas Certificate of Merger, the Delaware Certificate of Merger and the LLC Sub Certificates of Merger and (c) those Consents, filings or notifications listed on Section 5.4(c) of the Company Disclosure Schedule.

5.5    Capitalization.

(a)    Section 5.5(a) of the Company Disclosure Schedule sets forth a correct and complete description of the following: (i) all of the issued and outstanding capital stock of the Company, (ii) any options (whether compensatory or non-compensatory) convertible or exchangeable into or exercisable for capital stock of the Company and (iii) the record owners of the capital stock of the Company. There are no other outstanding equity interests of the Company.

(b)    The Company Shares (i) are duly authorized, validly issued, fully paid (to the extent required under the Company Restated Certificate of Formation or Company Bylaws) and non-assessable, (ii) were not issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person and (iii) have been issued in compliance with applicable federal and state securities Laws.

(c)    Section 5.5(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of outstanding Company Options, setting forth with respect to each such award, to the extent applicable: the name of the holder thereof; the plan under which such Company Options were granted, if any; the number of shares of Company Common Stock or other equity security subject to such Company Option; the per-share price at which such Company Option may be exercised; the grant and expiration dates; and the terms of vesting, including whether (and to what extent) the vesting will be accelerated in any way by this Agreement or by termination of employment or change in position following consummation of the Transactions.

(d)    Except as set forth on Section 5.5(d) of the Company Disclosure Schedule, there are no preemptive rights or other outstanding rights, options (whether compensatory or non-compensatory), warrants, conversion rights, stock appreciation rights, restricted stock units, phantom stock, any other equity-based compensation, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any equity interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity interests in the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(e)    Except as set forth on Section 5.5(e) of the Company Disclosure Schedule, there are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of Company Common Stock or Company Preferred Stock.

(f)    Neither the Company nor any of its Subsidiaries have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the holders of equity interests in the Company or any of its Subsidiaries on any matter.

5.6    Subsidiaries.

(a)    Section 5.6(a) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company and for each such Subsidiary: (i) its name; (ii) the number and type of its outstanding equity securities and a list of the holders thereof (identifying the number or percentage of such equity securities it holds); and (iii) its jurisdiction of organization.

(b)    Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its state of organization and has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has provided or made available to the Parent true and complete copies of the Organizational Documents of each Subsidiary of the Company.

(c)    All of the outstanding equity securities or interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid, non-assessable and free of any purchase option, call option, right of first refusal or offer, subscription right, preemptive right or any similar right and all such interests are owned, of record and beneficially, by the Company or another one of its Subsidiaries free and clear of all Liens. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of the Company.

(d)    The Company does not own (beneficially or of record), directly or indirectly, any equity interests of any Person that is not a Subsidiary of the Company.

5.7    Compliance with Law. Except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit and Tax matters, which are the subject of Sections 5.13, 5.16 and 5.17, respectively, or as set forth on Section 5.7 of the Company Disclosure Schedule, the Company and each of its Subsidiaries are, and for the four years preceding the Execution Date have been, in compliance in all material respects with all applicable Laws.

5.8    Real Property.

(a)    Section 5.8(a) of the Company Disclosure Schedule sets forth a correct and complete list, including the street address and owner information, of all real property which the Company and its Subsidiaries own (such property, the “Owned Real Property”) and all leases and subleases granting a right to use or occupy any leased real property (collectively, the “Leases”), including the identification of the lessee, lessor, sublessor or sublessee (if any) and the date and term thereunder (such property, the “Leased Real Property” and together with the Owned Real Property, collectively, the “Real Property”). Except as set forth on Section 5.8(a) of the Company Disclosure Schedule, the Company or its applicable Subsidiary has (i) good, valid and indefeasible fee simple title to the Owned Real Property located in the State of Texas, (ii) good, valid and marketable fee simple title to the Owned Real Property located in the State of Oklahoma and (iii) legal, valid and subsisting leasehold interests in the Leased Real Property, in each case free and clear of all Liens (except for Permitted Liens). There is no action pending or, to the Knowledge of the Company, threatened, that if adversely determined would interfere, in any material respect, with the quiet enjoyment by the Company or its Subsidiaries of any such leasehold. Except for the Permitted Liens, or as set forth on Section 5.8(a) of the Company Disclosure Schedule, no third party has any rights to occupy or otherwise use any portion of the Owned Real Property. Except as set forth on Section 5.8(a) of the Company Disclosure Schedule, the Company has not subleased any portion of the Leased Real Property to a third party. The Real Property is all the real property used or held for use by the Company or any of its Subsidiaries in connection with the operation of the Business and constitutes all of the real property needed for the conduct of the Business of the Company or any of its Subsidiaries as currently conducted.

(b)    With respect to each item of Owned Real Property, (i) there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging the Company’s or any such Subsidiary’s title to the Owned Real Property, (ii) to the Knowledge of the Company, no Governmental Body or other Person has commenced the exercise of the power of eminent domain or a similar power with respect to all or any part of the Owned Real Property, (iii) there are no pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any Owned Real Property, and neither the Company nor any of its Subsidiaries have received notice of the same, (iv) such Owned Real Property is in material compliance with all applicable Laws, including, without limitation, zoning ordinances, (v) there are no pending or, to the Knowledge of the Company, threatened, fire, health, safety, building, zoning, tax certiorari or other land use regulatory proceedings, lawsuits or administrative actions relating to any portion of the Owned Real Property, which, if adversely determined could materially and adversely affect the current use or occupancy thereof, and neither the Company nor any of its Subsidiaries has received notice of the same; and (vi) neither the Company nor any of its Subsidiaries has received notice of any pending or threatened special assessments or special assessment proceedings affecting any portion of the Owned Real Property.

(c)    Each parcel or item of Real Property (i) has direct and adequate rights of ingress and egress and adequate water, sanitary sewer, drainage; electrical and gas; telephone and other communication utility services for the operation of the business currently conducted on such parcel or item of Real Property; (ii) has all necessary occupancy and other certificates and permits, municipal and otherwise, for the lawful use and occupancy of the Real Property for the

Business, which occupancy and other certificates and permits are valid and in full force and effect; (iii) is in material compliance with any and all Laws applicable to or affecting such Real Property; (iv) does not have any outstanding notice of material violation or correcting work order for such Real Property issued to the Company or any of its Subsidiaries from any Governmental Body or any insurance company; and (v) does not have any pending special or other assessments for public improvements or otherwise affecting such Real Property.

(d)    The Company has delivered to the Parent copies of each deed for each parcel of Owned Real Property vesting title to such parcel of Owned Real Property in the Company or a Subsidiary and all title insurance policies, all underlying current title documents and surveys relating to the Owned Real Property, to the extent such deeds, policies, documents and surveys are in the possession of the Company.

(e)    The Company has delivered to the Parent true, correct and complete copies of all Leases for the Leased Real Property. Each of the Leases is a valid and binding agreement of the Company or its applicable Subsidiary, and is in full force and effect, and neither the Company, its applicable Subsidiary, nor any other party thereto, is in default or breach in any material respect under the terms of any such Lease.

5.9    Tangible Personal Property.

(a)    Except as set forth on Section 5.9(a) of the Company Disclosure Schedule, the Company or its applicable Subsidiary has good, marketable and valid title to (or a valid leasehold interest in) the Tangible Personal Property currently owned or used by the Company and its Subsidiaries in the Business (other than Tangible Personal Property that individually and in the aggregate are immaterial to the Business), and such title or leasehold interests are free and clear of Liens, except Permitted Liens. All Tangible Personal Property that is material to the Business is in good operating condition and repair, subject to normal wear and maintenance, and is usable in the ordinary course of business.

(b)    Section 5.9(b) of the Company Disclosure Schedule sets forth a true and correct list of all Tangible Personal Property with a net book value in excess of $50,000 that is owned by the Company and its Subsidiaries as of the date hereof. The Company or its applicable Subsidiary has good, marketable and valid title to (or a valid leasehold interest in) all such Tangible Personal Property, and such title or leasehold interests are free and clear of Liens, except Permitted Liens. All such Tangible Personal Property is located at the Real Property. Except as set forth on Section 5.9(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any commitments for the acquisition of material Tangible Personal Property other than replacement parts in the ordinary course of business.

5.10    Financial Statements; Accountants.

(a)    Attached hereto as Section 5.10(a) of the Company Disclosure Schedule are true and complete copies of the following financial statements (i) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2016 and December 31,

2015, and the related consolidated statements of income and cash flows for the years then ended, together with an unqualified auditor’s opinion with respect thereto from Grant Thornton (collectively, the “Company Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries (excluding Raptor) as of August 31, 2017 and the related consolidated statements of income (excluding Raptor) for such eight month period (the “Company Unaudited Financial Statements” and together with the Company Audited Financial Statements and the financial statements set forth in Section 8.15(a), the “Company Financial Statements”).

(b)    The Company Audited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis based on past practices during the period involved and fairly present in all material respects the financial position and operating results, equity and cash flows of the Company and its Subsidiaries as of, and for the periods ended on, the respective dates thereof. Except as set forth on Section 5.10(b) of the Company Disclosure Schedule, the Company Unaudited Financial Statements have been prepared in accordance with GAAP applied on a consistent basis based on past practices during the period involved and fairly present in all material respects the financial position and operating results, equity and income of the Company and its Subsidiaries (excluding Raptor) as of, and for the periods ended on, the respective dates thereof. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the Company Audited Financial Statements or the Company Unaudited Financial Statements.

(c)    Neither the Company nor any of its subsidiaries has any obligation or liability of any type (whether accrued, absolute, contingent or otherwise) other than those (i) fully reflected in, reserved against or otherwise described in the Company Financial Statements or the notes thereto, (ii) incurred since August 31, 2017 in the ordinary course of business (none of which could reasonably be expected to have a Company Material Adverse Effect) or (iii) as set forth on Section 5.10(e) of the Company Disclosure Schedule.

(d)    There are no off-balance sheet arrangements of any type (including any off-balance sheet arrangement that would be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act if the Company were a reporting company) pertaining to the Company and its Subsidiaries.

(e)    The Company and its Subsidiaries have no Indebtedness other than as set forth on Section 5.10(e) of the Company Disclosure Schedule.

(f)    Section 5.10(f) of the Company Disclosure Schedule lists each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company or any of its Subsidiaries has an account or safe deposit box and the names and identification of all Persons authorized to draw thereon.

(g)    The Business does not require or involve the use of any letters of credit, surety bonds, guarantees or other credit support instruments.

(h)    Neither the Company nor any of its Subsidiaries nor any director or executive officer thereof has and, to the Knowledge of the Company, and no other officer, employee or accountant of the Company or any of its Subsidiaries has, received any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper, illegal or fraudulent accounting or auditing practices. To the Knowledge of the Company, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors or any committee thereof.

(i)    Each of the Company’s and its Subsidiaries’ auditors (i) is a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002) and (ii) as of March 23, 2017 and during the period covered by the Company Financial Statements on which they reported, an independent certified public accounting firm with respect to the Company and its Subsidiaries under Rule 101 of the American Institute of Certified Public Accountants Code of Professional Conduct.

5.11    Absence of Certain Changes. Except as expressly contemplated by this Agreement, from (a) December 31, 2016: (i) the Business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice; and (ii) there have not occurred any changes, events, circumstances, occurrences, effects or developments that have had or would reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect and (b) except as set forth on Section 5.11(b) of the Company Disclosure Schedule, December 31, 2016 to the Execution Date, no action has been taken by the Company or any of its Subsidiaries that, if taken after the Execution Date without the written consent of the Parent, would constitute a breach of any of the covenants set forth in Section 8.1(b). Since December 31, 2016, there has not occurred any damage, destruction or casualty loss resulting in damages exceeding $100,000 in the aggregate (whether or not covered by insurance) with respect to any individual asset owned or operated by the Company or any of its Subsidiaries.

5.12    Absence of Owed Fees. After giving effect to this Agreement and the consummation of the Transactions, there exists no relationship between (i) Stag’s Leap or any of its Affiliated funds or management entities on the one hand and (ii) the Company or any of its Subsidiaries, on the other hand, pursuant to which the Company or any of its Subsidiaries has any current or ongoing obligation, including any obligation to pay any fees or other amounts (accrued, contingent or prospective) for services rendered or expenses related thereto.

5.13    Environmental Matters.

(a)    Except as to matters set forth on Section 5.13 of the Company Disclosure Schedule:

(i)    the Company and each of its Subsidiaries is and, for the four years preceding the Execution Date, has been in compliance in all material respects with all Environmental Laws;

(ii)    the Company and each of its Subsidiaries possesses all material Environmental Permits for the operations of the Business as they are currently conducted, and the Company and each of its Subsidiaries is in compliance in all material respects with the terms of such Environmental Permits;

(iii)    the Company and its Subsidiaries and their properties and operations are not subject to any pending or, to the Knowledge of the Company, threatened non-routine Proceeding arising under any Environmental Law, nor has the Company nor any of its Subsidiaries received any notice, order or complaint from any Governmental Body or Person alleging any Environmental Claim, or violation of or liability arising under any Environmental Law that would reasonably be expected to result, individually or in the aggregate, in material Environmental Costs and Liabilities; and

(iv)    for the four years preceding the Execution Date, to the Company’s Knowledge, (A) there has been no unauthorized Release of Hazardous Substances by the Company or a Subsidiary required to be reported to any Governmental Body under any Environmental Law (i) on, at, under, to, or from any of the Real Property (for purposes of this Section 5.13, “Real Property” shall mean that real property owned, operated, leased or partially or wholly occupied by the Company or any of its Subsidiaries as of the Closing Date), (ii) on, at, under, to or from any property formerly owned, operated, leased or occupied by the Company or any of its Subsidiaries and for which the Company or any of its Subsidiaries reasonably would be expected to bear liability, (iii) from or in connection with the Company’s operations or (iv) on, at, under, to, or from locations offsite of the Real Property to which the Company or any of its Subsidiaries has shipped Hazardous Substances for treatment, storage, handling or disposal and (B) neither the Company nor any of its Subsidiaries caused or contributed to a Release of Hazardous Substances at, on, adjacent to, under or from property subject to Contract service by the Company or any of its Subsidiaries, in each case of (A) or (B), in a manner that would reasonably be expected to result, individually or in the aggregate, in any material Environmental Costs and Liabilities;

(b)    The Company has furnished or made available for review all material non-privileged written materials within the possession of the Company and its Subsidiaries regarding non-compliance by the Company and its Subsidiaries with, Environmental Permits issued under, or material liability by the Company and its Subsidiaries under, Environmental Laws and Environmental Costs and Liabilities associated therewith, including but not limited to all material (i) Environmental Permits; and (ii) Phase I and Phase II environmental site assessment reports (collectively referred to as the “Company Environmental Information”).

(c)    Notwithstanding any other provisions to this Agreement to the contrary, Section 5.13 contains the sole and exclusive representations and warranties of the Company with respect to matters arising under Environmental Law, including with respect to Hazardous

Substances, Environmental Claims, Environmental Costs and Liabilities, Environmental Permits, Environmental Remedial Action and any other matter relating to compliance with, or liabilities under, Environmental Laws.

5.14    Material Contracts.

(a)    Section 5.14 of the Company Disclosure Schedule sets forth, as of the Execution Date, a complete and accurate list of any Contract that the Company or any of its Subsidiaries is a party to or bound by that:

(i)    relates to (A) the purchase of materials, supplies, goods, services, real property or other assets or (B) the construction of capital assets and that, in the case of clause (A), (1) provides for (x) payments by the Company or any of its Subsidiaries in excess of $750,000, calculated on an annualized basis or (y) aggregate payments by the Company or any of its Subsidiaries in excess of $1,500,000, calculated on an annualized basis, and (2) cannot be terminated by the Company or any of its Subsidiaries on 90 days or less notice without payment by the Company of any penalty or fee;

(ii)    is an agreement for the furnishing of services by the Company or any of its Subsidiaries to any of its customers that involves a binding commitment by such customer with aggregate payments to the Company or its Subsidiaries in excess of $750,000, calculated on an annualized basis;

(iii)    contains any (A) provision or covenant, which after the Closing will apply to the Business, restricting the Company or any of its Affiliates from engaging in any lawful business activity or competing with any Person, other than customary non-solicitation agreements contained in confidentiality agreements or (B) minimum commitment, exclusivity or “most favored nation” provisions;

(iv)    is a lease or sublease of Tangible Personal Property involving, or expected to involve, aggregate payments by the Company or any of its Subsidiaries in excess of $250,000 in any calendar year;

(v)    is an indenture, mortgage, promissory note, loan agreement, guaranty or other Contract or relates to the creation, incurrence, assumption, or guarantee of any Indebtedness for borrowed money by the Company or any of its Subsidiaries, or evidences a Capitalized Lease;

(vi)    that grants any third Person, or obligates the Company or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property, including any property of the Company or any of its Subsidiaries;

(vii)    (A) relating to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(viii)    providing for indemnification of any officer, director, employee, or agent;

(ix)    pursuant to which the Company or any of its Subsidiaries has any potential continuing indemnification obligations in excess of $750,000;

(x)    relates to any commodity or interest rate swap, cap or collar agreements, or other similar hedging or derivative transactions;

(xi)    is in respect of the formation of any partnership or joint venture or otherwise relates to the joint ownership or operation of the assets owned by the Company or any of its Subsidiaries;

(xii)    any Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate of the Company or any of the Stockholders, on the other hand;

(xiii)    is an acquisition, merger or similar Contract or other Contract relating to the acquisition or disposition of equity interests or material assets of any Person (other than Contracts in respect of the purchase of assets in the ordinary course of business that, individually and in the aggregate, are not material);

(xiv)    relates to the licensing, distribution, development, purchase or sale of Owned Intellectual Property or Licensed Intellectual Property, including, without limitation, technology consulting agreements, coexistence agreements, consent agreements and nonassertion agreements (excluding unmodified “off-the-shelf” software licensed to the Company or any of its Subsidiaries on generally standard terms or conditions involving consideration of less than $50,000, including purchase orders);

(xv)    is a management, consulting, independent contractor, or employment agreement;

(xvi)    is a security agreement, pledge, mortgage, deed of trust or other agreement granting a Lien on any owned material property or assets of the Company or any of its Subsidiaries;

(xvii)    otherwise involves the payment by or to the Company or any of its Subsidiaries of more than $750,000 in any 24-month period and cannot be terminated by the Company or any of its Subsidiaries on 45 days or less notice without payment by the Company or any of its Subsidiaries of any penalty or fee;

(xviii)    any outstanding powers of attorney empowering any Person to act on behalf of the Company or any of its Subsidiaries;

(xix)    that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if such item were applicable to the Company; and

(xx)    any other Contract, if a breach or termination of such Contract could have a Company Material Adverse Effect; and

(xxi)    any other Contract material to the Business not entered into in the ordinary course of business.

(b)    Each Contract required to be disclosed pursuant to Section 5.14(a) (collectively, the “Material Contracts”) is a valid and binding obligation of the Company or one of its Subsidiaries, and is in full force and effect and enforceable in accordance with its terms against the Company or one of its Subsidiaries and, to the Knowledge of the Company, the other parties thereto; provided, however, that the Company makes no representation or warranty, express or implied, as to the enforceability of any (i) non-competition or other restrictive covenant or (ii) indemnification obligation, in each case, set forth in the Material Contracts. The Company has provided or made available to the Parent a true and complete copy of each Material Contract.

(c)    Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Material Contract is in default or breach in any material respect under the terms of any Material Contract and no event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default in any material respect by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to any Material Contract, or would permit termination, modification or acceleration under any Material Contract.

(d)    Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Material Contract has received any written notice or threat to terminate, cease performance of or amend in a manner adverse to the Company or any of its Subsidiaries, any Material Contract.

5.15    Legal Proceedings; Orders. Other than with respect to Proceedings arising under Environmental Laws, which are the subject of Section 5.13, except as set forth on Section 5.15 of the Company Disclosure Schedule, there are no (a) Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgments, decrees, injunctions, rulings or orders of any Governmental Body outstanding against the Company or any of its Subsidiaries, in each case, that (i) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) materially interferes with, or would reasonably be expected to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted.

5.16    Permits. Other than with respect to Environmental Permits which are the subject of Section 5.13, Section 5.16(a) of the Company Disclosure Schedule sets forth all material Permits held by the Company and its Subsidiaries as of the date hereof (the “Scheduled Permits”), which are all of the material Permits necessary for the Company and its Subsidiaries to conduct the Business as currently conducted. All Scheduled Permits are valid and in full force and effect in all material respects and no Scheduled Permit is subject to termination as a result of the execution of this Agreement. The Company and its Subsidiaries have been and are currently in compliance in all material respects with all Scheduled Permits, and the Company has not received any written notice of any current violations of any Scheduled Permits. Neither the Company nor any of its Subsidiaries has received any written notice with respect to the suspension, cancellation or termination of any Scheduled Permits or the assessment of any fines or penalties relating thereto, and to the Knowledge of the Company, no suspension, cancellation or termination of any Scheduled Permits or the assessment of any fines or penalties relating thereto is threatened or imminent.

5.17    Taxes. Except as set forth on Section 5.17 of the Company Disclosure Schedule:

(a)    All Tax Returns required to be filed (taking into account extensions of time for filing) by or with respect to the Company or any Subsidiary of the Company have been timely filed and all such Tax Returns are complete and correct in all respects. All material Taxes that are due and payable by the Company or any Subsidiary of the Company have been paid in full.

(b)    There is no outstanding claim, deficiency or assessment against the Company or any Subsidiary of the Company for any Taxes that has been asserted in writing by any Governmental Body, and no written claim has been made, within the preceding four years, by a Governmental Body in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. There is no pending audit, examination or other proceeding (and the Company and the Subsidiaries of the Company have not received notice in writing of any proposed or threatened audit, examination or other proceeding) relating to the assessment or collection of any Taxes due from the Company or any of its Subsidiaries.

(c)    All Taxes required to be withheld, collected or deposited by or with respect to the Company or any Subsidiary of the Company have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(d)    There are no outstanding agreements or waivers extending the time for the assessment or payment of any Taxes of the Company or any Subsidiary of the Company.

(e)    There are no Liens (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(f)    Neither the Company nor any Subsidiary of the Company has participated, or is currently participating, in any “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(g)    Neither the Company nor any Subsidiary of the Company has previously been a member of a U.S. affiliated group electing to file a consolidated Tax Return.

(h)    Neither the Company nor any Subsidiary of the Company is a party to any Tax allocation, sharing or indemnity Contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (ii) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(i)    Neither the Company nor any Subsidiary of the Company has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j)    After reasonable diligence, neither the Company nor any Subsidiary of the Company is aware of the existence of any fact, or has taken or agreed to take any action, that would prevent the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)    Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 5.17 and Section 5.18 are the only representations and warranties in this Agreement with respect to the Tax matters of the Company or any Subsidiary of the Company.

5.18    Employee Benefits.

(a)    Section 5.18(a) of the Company Disclosure Schedule provides a list of each material Employee Benefit Plan which is sponsored, maintained, or contributed to, or is required to be contributed to, by the Company or any of its Subsidiaries, or has been sponsored, maintained, or contributed to, or with respect to which the Company or any of its Subsidiaries has or could have any liability or obligation (whether on an actual or contingent basis), by the Company or any of its Subsidiaries (a “Benefit Program”). For purposes of this Agreement, the term “Employee Benefit Plan” means:

(i)    any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA);

(ii)    any employment, consulting, separation, retention, profit-sharing, savings, stock option, stock appreciation right, phantom stock, equity compensation, collective bargaining agreement, change-in-control, bonus, incentive compensation, equity purchase right, salary continuation, severance pay, deferred compensation, supplemental income, vacation, paid-time off, sick leave, disability, death benefit, personnel policy, group welfare insurance, hospitalization, medical, dental, life, Code Section 125 “cafeteria” or “flexible” benefit, educational assistance or fringe benefit plan, program, policy, practice, agreement or arrangement and each other compensation or benefit plan, policy, agreement, arrangement, program, practice or understanding, whether written or unwritten, which is not described in Section 5.18(a)(i).

(b)    True, correct and complete copies of each Benefit Program, related trusts, insurance or group annuity contracts and each other funding or financing arrangement relating to any Benefit Program, including all amendments thereto, have been furnished to the Parent. There has also been furnished to the Parent, with respect to each Benefit Program for which such report and description is required to be filed, the most recent report on Form 5500 with related disclosure schedules, audited financial statements and actuarial reports and the current summary plan description. Additionally, the most recent determination letter (or opinion letter, if applicable) from the Internal Revenue Service for each Benefit Program intended to be qualified under Section 401(a) of the Code has been furnished (or, if no such letter has been received for such a plan and the applicable filing period is not still open, the outstanding determination letter application for the plan has been furnished).

(c)    Each Benefit Program has been and currently is administered in compliance in all material respects with its terms, the applicable provisions of ERISA, the Code and all other applicable Laws.

(d)    There are no Proceedings pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any Benefit Program or its assets, and, to the Knowledge of the Company, no set of circumstances exists which may reasonably be expected to give rise to a Proceeding, against any Benefit Program, any fiduciaries thereof with respect to their duties to the Benefit Program or the assets of any of the trusts under any Benefit Program which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries.

(e)    Neither the Company nor any of its ERISA Affiliates sponsors, contributes to or is required to contribute to or has sponsored, maintained or contributed to, or has been required to contribute to, or has any liability or obligation (whether on an actual or contingent basis) with respect to, any of the following: (A) any plan subject to Title IV of ERISA or Section 302 of ERISA or Section 412, 430 or 4971 of the Code; (B) any plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; or (C) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(f)    There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be, or could reasonably be expected to become, a liability of the Parent or any of its Affiliates following the Closing.

(g)    Neither the Company nor any of its Subsidiaries has any post-termination or post-retirement liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to the Company or any of its Subsidiaries.

(h)    Each Benefit Program that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code or (B) is unfunded.

(i)    The Company and each of its Subsidiaries have made all payments and contributions to each Benefit Program on a timely basis as required by the terms of each such Benefit Program (and any insurance contract funding such plan) and any applicable Law and, to the extent any payment or contribution is not required to be made or paid on or before the date hereof, it has been fully reflected on the Financial Statements.

(j)    Neither the Company, any of its Subsidiaries nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Benefit Programs or their related trusts, the Company, or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)    Each Benefit Program that is intended to be qualified under Section 401(a) of the Code (“Qualified Plan”) has received a favorable determination letter (or opinion letter, if applicable) that has not been revoked, and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or its related trust.

(l)    Except as set forth on Section 5.18(l) of the Company Disclosure Schedule, neither the execution of this Agreement, equityholder approval of this Agreement, nor the consummation of the Transactions (whether alone or in connection with any subsequent event(s)), will result in, or cause, (i) any increase in the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, including any severance pay or change of control bonus pay, (ii) any limitation on the right of the Company or any of its Subsidiaries to amend, merge, or terminate any Benefit Program, (iii) accelerated vesting, funding (through a grantor trust or otherwise), delivery or time of payment to any employee, officer or director of the Company or any of its Subsidiaries of any payment or benefit, or (iv) any increase in the amount payable or result in any other obligation pursuant to any Benefit Programs. No amount or benefit paid or payable by the Company or any of its Subsidiaries or that could otherwise be received on account of the Closing (whether in cash, in property, in the form of benefits or vesting in cash or property) in connection with the consummation of the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event), or any portion thereof, will be an “excess parachute payment” within the meaning of Section 280G of the Code.

5.19    Labor Matters.

(a)    Within five (5) days prior to the Execution Date, the Company has provided to the Parent a true and correct schedule as of such date setting forth the name of each Employee and, with respect to each such Employee, his or her: (i) employing entity; (ii) job title and location of employment; (iii) base salary or hourly rate of pay; (iv) status as exempt or non-exempt under the FLSA; (v) bonus compensation and other compensation paid, payable or potentially payable for 2017; (vi) hire date and service date (if different); (vii) leave status (including nature and expected duration of any leave); and (viii) details of any visa. Section 5.19(a) of the Company Disclosure Schedule lists any employment, consulting, bonus, incentive, severance, retention, change in control, or other agreement applicable to each such Employee. The Employees constitute all of the individuals required to manage and operate the businesses of the Company and its Subsidiaries as presently managed and operated.

(b)    (i) Neither the Company nor any of its Subsidiaries is or has ever been a party to, or bound by, any collective bargaining agreement or any other Contract with any labor union, trade union, works council, or other representative of employees, and no such agreements are being negotiated; (ii) no labor organization or group of employees of the Company or any of its Subsidiaries has provided notice to the Company or any of its Subsidiaries of a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation or certification proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority; (iii) there are no pending or, to the Knowledge of the Company, threatened union organizing activities with respect to the Company or any of its Subsidiaries and no such activities have occurred within the past four years; and (iv) there is no labor strike, work stoppage, slowdown, lockout, material arbitration, material unfair labor practice charge or material grievance, or other material labor dispute pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, and no such dispute has occurred within the past four years.

(c)    Except as set forth on Section 5.19(c) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is, and for at least the past four years has been, in compliance in all material respects with all Laws with respect to the employment or engagement of employees (including the FLSA and all such Laws regarding wages and hours, classification of employees and contractors, collective bargaining, labor relations, anti-discrimination, anti-retaliation, recordkeeping, employee leave, Tax withholding and reporting, immigration and safety). As of the Closing Date, each Employee and each other present and former employee or independent contractor of the Company or its Subsidiaries who has provided services with respect to the Company or its Subsidiaries will have been paid all wages, bonuses, compensation and other sums owed to such Employee or other individual as of such date. All individuals employed by the Company and its Subsidiaries are authorized to work in the United States under all federal and applicable state immigration Laws and no Person has made, or to the Knowledge of the Company, threatened to make, any Claim that such individuals are not authorized to work in the United States.

(d)    Each independent contractor who provides, or provided, services to the Company or any of its Subsidiaries is, and has been, properly classified as an “independent contractor” under all applicable Laws and each Benefit Program.

(e)    Except as set forth on Section 5.19(e) of the Company Disclosure Schedule, there are no, and in the past 12 months there have been no, actions, claims, or Proceedings pending or, to the Knowledge of the Company, threatened by or before any Governmental Body relating to labor or employment practices, or any alleged non-compliance with labor or employment Laws.

5.20    Certain Transactions and Interests. Except (1) as set forth on Section 5.20 of the Company Disclosure Schedule and (2) for compensation paid or payable by the Company or any of its Subsidiaries to employees of the Company or its Subsidiaries in accordance with the terms of a Benefit Program or in the ordinary course of business, (a) there are, and since December 31, 2016 there have been, no loans, leases or other Contracts, payments or other transactions between (i) the Company or any of its Subsidiaries, on the one hand, or (ii) any of the Stockholders or other Affiliate of the Stockholders, on the other hand (each, an “Affiliate Transaction”), (b) no Stockholders or any other Affiliate of the Company has any interest in any assets of the Company (other than in the case of a Stockholder, solely with respect to its ownership interest in the Company), (c) except as set forth in the Organizational Documents, the Company and its Subsidiaries have no liabilities or obligations to any Stockholder or any other Affiliate of any Stockholder, (d) no Stockholder, on the one hand, and none of the Company or any of its Subsidiaries, on the other hand, has provided any guarantee to any Person in respect of any obligation of any Stockholder, the Company or any of its Subsidiaries, as applicable and (e) no Stockholder or any of its Affiliates has any liabilities or obligations to the Company or any of its Subsidiaries.

5.21    Insurance Coverage. Set forth in Section 5.21 of the Company Disclosure Schedule is a list of all material fire, liability, pollution, errors and omissions, directors and officers, and other insurance policies and all fidelity bonds, security bonds and other financial assurance applicable to or currently held by the Company and its Subsidiaries (collectively, the “Policies”), setting forth, in respect of each Policy, the name, number, carrier, term, type of coverage, deductibles and coverage limits. Since December 31, 2016, no event has occurred, including, without limitation, the failure by the Company or any of its Subsidiaries to give any notice or information or the Company or any of its Subsidiaries giving any inaccurate or erroneous notice or information, which would reasonably be expected, individually or in the aggregate, to limit or impair, in any material respect, the rights of the Company and its

Subsidiaries under any such Policy. All Policies are valid and are in full force and effect. All premiums with respect to such Policies covering all periods up to and including the date of the Closing have been or will be paid in full, no written notice of cancellation or termination has been received with respect to any such Policy or other form of insurance and the Company and its Subsidiaries are in material compliance with the terms of the Policies to which it is a party. There is no material claim pending under any such Policy as to which coverage has been questioned, denied or disputed by any insurer and all claims and reportable incidents under any Policy have been reported.

5.22    Intellectual Property.

(a)    Section 5.22(a) of the Company Disclosure Schedule contains a complete and accurate list of all registered Owned Intellectual Property.

(b)    To the Knowledge of the Company, all material Owned Intellectual Property currently used in the Business is valid, subsisting and enforceable. No such Owned Intellectual Property has been abandoned, canceled or adjudicated invalid (excepting any expirations in the ordinary course of business), or is subject to any outstanding order, judgment or decree restricting its use or adversely affecting or reflecting the Company’s or any of its Subsidiaries’ rights thereto.

(c)    The Company and its Subsidiaries own all right, title and interest in and to, or otherwise possess valid licenses or other rights to use, all material Intellectual Property Rights necessary for the operation of the Business as presently conducted or as contemplated to be conducted, free and clear of all Liens (other than Permitted Liens), exclusive licenses granted to third parties, and non-exclusive licenses not granted in the ordinary course of the Business. The consummation of the Transactions will not alter or impair the ownership or right of the Company or any of its Subsidiaries to use any such Intellectual Property Rights or any component thereof.

(d)    The Owned Intellectual Property of the Company and its Subsidiaries currently used to conduct the Business and the conduct of the Business do not infringe upon, misappropriate, dilute or otherwise violate any Intellectual Property Rights of any third party. There are no unresolved pending or, to the Knowledge of the Company, threatened actions or claims that allege that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated the Intellectual Property Rights of any third party, or that any of the Owned Intellectual Property is invalid, unenforceable, unpatentable, unregisterable, cancelable, not owned or not owned exclusively by the Company or one of its Subsidiaries and neither the Company nor any of its Subsidiaries has received any notice alleging that it has violated or, by conducting its business and operations, could violate any third Intellectual Property Rights. To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise diluting or violating rights in any Owned Intellectual Property.

(e)    No Owned Intellectual Property or, to the Knowledge of the Company, Licensed Intellectual Property is subject to any outstanding court order or decree against the Company or any of its Subsidiaries, or any Contract, other than Contracts for use of the Licensed Intellectual Property, restricting the use, sale or exploitation thereof by the Company or any of its Subsidiaries.

(f)    The Company’s and its Subsidiaries’ IT Systems are adequate in all material respects for the current requirements of and use in the Business, including in terms of functionality, capacity and performance. Neither the Company nor any of its Subsidiaries have for the five years preceding the Execution Date experienced a failure, virus, bug, breakdown of, material substandard performance or breach of any part of the IT Systems which has caused material disruption or interruption to its use by the Company or any of its Subsidiaries or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Company. The Company and each of its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. Except as set forth on Section 5.22(f) of the Company Disclosure Schedule, to the Knowledge of the Company, the IT Systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry) or other software routines or hardware components intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data or (iii) any other similar type of unauthorized activities. The Company and each of its Subsidiaries have taken commercially reasonable technical, administrative, and physical measures to protect the integrity and security of the computer systems and the data stored thereon from unauthorized use, access, or modification by third parties.

(g)    The software used by the Company and each of its Subsidiaries in their products does not contain, and is not distributed with, any software that is licensed pursuant to an “open source” or other third party license agreement that, as such software is used by the Company or its Subsidiaries, requires the disclosure or licensing of any Owned Intellectual Property.

(h)    To the Knowledge of the Company, the use of the Data by the Company in connection with the Business does not infringe or violate the rights of any person or otherwise violate any Law. To the Knowledge of the Company, the Company and its Subsidiaries have collected, stored and processed personal information from distributors, resellers, partners or customers in accordance with applicable data protection and privacy Laws and such personal information can be used by the Parent after the Closing in the manner presently used and in a manner consistent with the past practices of the Company. Neither the Company nor its Subsidiaries transmit any personal or non-public Data of its distributors, resellers, partners or end users across country borders and all such Data is processed by the Company or its Subsidiaries exclusively in Data centers located in the same country as the Data owner. Neither the Company nor any of its Subsidiaries provide or have been legally required to provide any notice to Data owners in connection with any unauthorized access, use or disclosure of personally-identifiable Data.

5.23    Customers and Suppliers.

(a)    Section 5.23(a) of the Company Disclosure Schedule sets forth (a) the name of each of the top 10 customers of the Company and its Subsidiaries based on revenue during the 12 month periods ending December 31, 2016 and December 31, 2015 and (b) the name of each of the top 10 customers of the Company and its Subsidiaries based on revenue during the eight month period ended August 31, 2017 (the “Top Customers”). As of the Execution Date, except as set forth on Section 5.23(a) of the Company Disclosure Schedule, none of the Top Customers has (i) canceled or otherwise terminated its relationship with any of the Company or its Subsidiaries, (ii) materially decreased its usage or purchase of the services of the Company or its Subsidiaries or, (iii) to the actual Knowledge of the Company (without reasonable inquiry), has any current plan or intention to do any of the foregoing.

(b)    Section 5.23(b) of the Company Disclosure Schedule sets forth the name of each of the top 10 suppliers of the Company and its Subsidiaries (based on revenue for the eight months ended August 31, 2017) (the “Top Suppliers”). As of the Execution Date, none of the Top Suppliers have decreased in any material respect its services, supplies or materials to Company or its Subsidiaries or, to the actual Knowledge of the Company (without reasonable inquiry), has any current plan or intention of canceling, modifying, or otherwise terminating its relationship with the Company or any of its Subsidiaries.

5.24    Inventories. The inventories of the Company and its Subsidiaries are in good and marketable condition, and are saleable in the ordinary course of business. The inventories of the Company and its Subsidiaries set forth in the Company Financial Statements were properly stated therein in accordance with GAAP consistently applied. Except as set forth on Section 5.24 of the Company Disclosure Schedule, adequate reserves have been reflected in the Company Financial Statements for obsolete, excess, damaged or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. The inventories of the Company and its Subsidiaries constitute sufficient quantities for the normal operation of business in accordance with past practice.

5.25    Absence of Certain Claims. No Recent Acquisition Agreement has been amended or modified since the respective Effective Date; there are no pending or unresolved Claims, or to the Knowledge of the Company, any threatened Claims or existing breaches by any party under any Recent Acquisition Agreement; and there are no purchase price adjustments, earn-outs or other contingent payments under any of the Recent Acquisition Agreements that have not been settled in full.

5.26    Accounts and Notes Receivable and Payable.

(a)    All accounts and notes receivable of the Company and its Subsidiaries have arisen from bona fide transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of the Company and its Subsidiaries reflected on the Company Financial Statements are good and, to the Knowledge of the Company, collectible in all material respects at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves are adequate in all material respects and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts and notes receivable arising after December 31, 2016 are good and, to the Knowledge of the Company, collectible in all material respects at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves are adequate in all material respects and were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. None of the accounts or the notes receivable of the Company or its Subsidiaries (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

(b)    All accounts payable of the Company and its Subsidiaries reflected in the Company Financial Statements or arising after the date thereof are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due and payable.

5.27    Banks. Section 5.27 of the Company Disclosure Schedule contains a complete and correct list of the names and locations of all banks in which the Company or any of its Subsidiaries has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto. No person holds a power of attorney to act on behalf of the Company or any of its Subsidiaries.

5.28    Brokers’ Fee. Except for the fees set forth on Section 4.1(a)(v) of the Company Disclosure Schedule, which shall be paid in accordance with Section 4.1(a)(v), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company and its Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE PARENT AND MERGER SUB

Except as set forth in any Parent SEC Report filed by the Parent with the SEC and publicly available on or after the Applicable Date and prior to the date hereof, to the extent that the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, the Parent and Merger Sub, jointly and severally, represent and warrant to the Company and Stockholders, as of the date hereof and as of the Closing Date (except for those representations and warranties made as of a specific date, which shall be made only as of such date), as follows:

6.1    Organization; Qualification. Each of the Parent and Merger Sub is a legal entity duly incorporated, validly existing and in good standing under the laws of the State of Delaware or the State of Texas, as applicable, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected to have a Parent Material Adverse Effect. The Parent directly owns all of the issued and outstanding capital stock of Merger Sub, free and clear of all Liens. A true, correct and complete copy of the certificate of incorporation and bylaws (or other similar organizational documents) of the Parent and Merger Sub, as in effect on the date of this Agreement, has provided or made available to the Company and the Stockholders’ Representative.

6.2    Authority; Enforceability.

(a)    Each of the Parent and Merger Sub has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, and to consummate the Transactions. The execution and delivery by each of the Parent and Merger Sub of the Transaction Documents to which it is, or will be, a party, and the consummation by the Parent and Merger Sub of the Transactions, have been duly and validly authorized by the Parent and Merger Sub, and no other corporate proceedings on the part of the Parent and Merger Sub are necessary to authorize the Transaction Documents to which the Parent and Merger Sub is, or will be, a party or to consummate the Transactions contemplated by the Transaction Documents to which the Parent or Merger Sub is, or will be, a party.

(b)    The Transaction Documents to which each of the Parent and Merger Sub is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly executed and delivered by each of the Parent and Merger Sub, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which each of the Parent and Merger Sub is, or will be, a party constitutes (or will constitute, when executed and delivered at the Closing) the valid and binding agreement of the Parent and Merger Sub, enforceable against each of the Parent and Merger Sub in accordance with its terms, subject to Enforceability Exceptions.

6.3    Non-Contravention. The execution, delivery and performance of the Transaction Documents to which each of the Parent and Merger Sub is, or will be, a party and the consummation by the Parent and Merger Sub of the Transactions does not and will not: (a) conflict with or result in any breach of or violate (with or without the giving of notice, or the passage of time or both) any provision of the Organizational Documents of the Parent or Merger Sub; (b) conflict with or result in any breach of or violate or constitute a default (or an event that with the giving of notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, modification, amendment, revocation, suspension, or acceleration (with or without the giving of notice, or the passage of time or both) under, materially impair the rights of the Parent or Merger Sub or any of the assets of the Parent or Merger Sub under, or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under, any of the terms, conditions or provisions of any Contract to which the Parent or Merger Sub is a party or by which any property or asset of the Parent or Merger Sub is bound or affected; (c) assuming compliance with the matters referred to in Section 6.4, conflict with or violate any Law to which the Parent or Merger Sub is subject or by which any of the Parent’s or Merger Sub’s properties or assets is bound; (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Lien (other than Permitted Liens) on any asset of the Parent or Merger Sub; or (e) assuming compliance with the matters referred to in Section 6.4, contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Permit that is held by the Parent or Merger Sub, or that otherwise relates to the business of, or any of the assets owned or used by, the Parent or Merger Sub; except, with respect to each of clauses (b), (c), (d) and (e), for such defaults or rights of termination, cancellation, amendment, or acceleration or violations, or Liens, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

6.4    Governmental Approvals. No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Body is necessary for the consummation by the Parent or Merger Sub of the Transactions contemplated by the Transaction Documents to which it is a party, other than filings under the HSR Act.

6.5    Capitalization.

(a)    The authorized capital stock of the Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 (the “Parent Preferred Stock”). As of the date hereof, 63,243,270 shares of Parent Common Stock and no shares of Parent Preferred Stock are issued and outstanding. As of the date hereof, there are (i) a total of 7,063,274 shares of Parent Common Stock reserved for issuance as equity awards under the Parent’s existing Management Incentive Plan (“MIP”) (subject to adjustment according to the terms of the MIP), (ii) 255,570 shares of Parent Common Stock issuable upon the exercise of 255,570 outstanding options issued under the MIP and (iii) a total of 132,457 shares of Parent Common Stock issuable upon the exercise of 3,528,971 outstanding warrants.

(b)    The shares of Specified Parent Common Stock will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free of all Liens of any nature and restrictions imposed by or through Parent, and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL or the Parent’s Organizational Documents. For the avoidance of doubt, such shares of Specified Common Stock will be, when issued, (i) characterized as “restricted securities” under state and federal securities Laws and may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of, except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act, and in compliance with applicable state and federal securities Laws and (ii) subject to the Lock-Up Agreements.

6.6    Parent SEC Reports.

(a)    The Parent has timely filed or otherwise furnished all forms, reports, registration statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) required to be filed or furnished by it with the SEC since the Applicable Date.

(b)    Each of the Parent’s forms, reports, registration statements and other documents filed or furnished by the Parent with the SEC since the Applicable Date (such forms, reports, registration statements and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Parent SEC Reports”) and the Certifications (i) as of the date of the filing thereof, complied as to form with the requirements of the Securities Act the Exchange Act, and the Sarbanes-Oxley Act of 2002, as the case may be, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Since the Applicable Date and as of the Execution Date, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. As of the Execution Date, there are no material outstanding or unresolved comments in comment letters received from the SEC or its staff, and, to the Knowledge of the Parent, none of the Parent SEC Reports is the subject of ongoing SEC review. None of the Parent’s Subsidiaries is subject to the periodic reporting requirements of Section 13 or 15(b) of the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.

(c)    The Parent has not, in the three months preceding the date hereof, received written notice from the NYSE that Parent is not in compliance with the listing or maintenance requirements of the NYSE. Since April 12, 2017, the Parent is, and has been, in compliance with the applicable listing and corporate governance rules and regulations of the NYSE applicable to it.

(d)    The Parent and its Subsidiaries have implemented and maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), and such controls and procedures are reasonably designed to ensure that (i) all information required to be disclosed by the Parent in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (ii) all such information is accumulated and communicated to the Parent’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(e)    The Parent and its Subsidiaries have implemented and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f)    Since the Applicable Date, (i) there have not been any changes in the Parent’s internal controls over financial reporting that are reasonably likely to materially affect the Parent’s and its Subsidiaries’ internal controls over financial reporting; (ii) the Parent has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Parent’s outside auditors and the audit committee of the Parent’s board of directors any “significant deficiency” or “material weakness” in the design or operation of the Parent’s internal controls over financial reporting, which are reasonably likely to adversely affect in any material respect the Parent’s and its Subsidiaries’ ability to record, process, summarize, and report financial information; and (iii) none of the Parent, the Parent’s outside auditors or the audit committee of the Parent Board has received any oral or written notification of any Fraud, whether or not material, that involves management or other employees of the Parent who have a significant role in the Parent’s internal controls over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act.

6.7    Financial Statements.

(a)    Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports complied with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of the Parent and its Subsidiaries on a consolidated basis, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in such financial statements or the notes thereto), and fairly presents in all material respects the financial condition and the results of operations, changes in stockholders’ equity, and cash flow of the Parent and its Subsidiaries, on a consolidated basis, as of the respective dates of and for the periods referred to in such financial statements (taking into account the notes thereto), subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments.

(b)    Neither the Parent nor any of the Parent’s Subsidiaries is a party to, or has any commitment to become a party to, (i) any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), and including similar collaboration, participation or off-set arrangements or obligations, where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent or any of its Subsidiaries in the Parent SEC Reports or the Parent’s financial statements, or (ii) any Contract relating to any transaction or relationship with, or ownership or other economic interest in, any variable interest entity.

6.8    Compliance with Law; Permits.

(a)    The Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance in all material respects with each applicable Law that is or was applicable to any of them or to the conduct or operation of their business or the ownership or use of any of their assets. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither the Parent nor any of its Subsidiaries has received, at any time since the Applicable Date, any notice or other communication from any Governmental Body or any other Person regarding (i) any actual or alleged violation of, or failure to comply with, any Law, or (ii) any actual or alleged obligation on the part of the Parent or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(b)    The Parent and its Subsidiaries hold all Permits that are material to the operation of the business of the Parent and its Subsidiaries and the Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in material compliance with all such Permits that are material to the operation of the business of the Parent and its Subsidiaries.

6.9    Legal Proceedings. There are no Proceedings pending or, to the Knowledge of the Parent or Merger Sub, threatened against the Parent or Merger Sub, except such Proceedings as would not reasonably be expected to have a Parent Material Adverse Effect.

6.10    Business Conduct of Merger Sub. Merger Sub was incorporated on October 23, 2017. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

6.11    Sufficient Funds. The Parent has as of the date of this Agreement, and will have as of the Closing, sufficient cash on hand with which to pay the Closing Date Cash Merger Consideration and consummate the Transactions.

6.12    Brokers’ Fee. There is no broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Parent or Merger Sub with respect to which the Stockholders or the Company shall be liable.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

Each Stockholder, severally, and not jointly, represents and warrants to the Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

7.1    Authority; Enforceability.

(a)    Such Stockholder has the requisite power and authority to execute and deliver the Transaction Documents to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery by such Stockholder of the Transaction Documents to which such Stockholder is, or will be, a party, and the consummation by such Stockholder of the Transactions, have been duly and validly authorized by all required action on the part of such Stockholder.

(b)    The Transaction Documents to which such Stockholder is, or will be, a party have been (or will be, when executed and delivered at the Closing) duly and validly executed and delivered by such Stockholder, and, assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Document to which such Stockholder is, or will be a party, constitutes (or will constitute, when executed and delivered at the Closing) the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms and conditions, subject to Enforceability Exceptions.

7.2    Consents and Approvals. The execution and delivery by such Stockholder of the Transaction Documents to which such Stockholder is, or will be, a party does not, and the performance of this Agreement and the consummation of the Transactions by such Stockholder will not, require, as to such Stockholder, any Consent of, or filing with or notification to, any Person.

7.3    Ownership and Transfer of Company Shares. Such Stockholder is the record and beneficial owner of the Company Shares set forth in such Stockholder’s Letter of Transmittal, free and clear of any and all Liens. Such Stockholder has the requisite power and authority to sell, transfer, assign and deliver such Company Shares as provided in this Agreement, free and clear of any and all Liens.

7.4    Investment Representation. Such Stockholder is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Such Stockholder is receiving the number of shares of Specified Parent Common Stock set forth opposite such Stockholder’s name on Section 3.1(b) of the Company Disclosure Schedule for its own account with the present intention of holding such Specified Parent Common Stock for investment purposes and not with a view to, or for sale in connection with, any distribution. Such Stockholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Specified Parent Common Stock to be acquired hereby. Such Stockholder acknowledges that the Specified Parent Common Stock is subject to the terms and conditions set forth in such Stockholder’s Lock-Up Agreement and has not been registered under applicable federal and state securities Laws and that the Specified Parent Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is registered under applicable federal and state securities Laws or is made pursuant to an exemption from registration under any federal or state securities Laws, in each case in accordance with such Stockholder’s Lock-Up Agreement.

ARTICLE VIII

COVENANTS OF THE PARTIES

8.1    Conduct of the Company’s Business.

(a)    From the Execution Date through the Closing, except (i) as set forth on Section 8.1(b) of the Company Disclosure Schedule, (ii) as expressly permitted by this Agreement or (iii) as otherwise approved with the prior written consent of the Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the Business in the ordinary course of business and in compliance in all material respects with all applicable Laws, including by using commercially reasonable efforts to: (A) preserve intact the business organization of the Company and its Subsidiaries; (B) maintain existing relations with key suppliers, customers, employees and other Persons having business relationships with the Company or its Subsidiaries; (C) maintain material insurance policies of the Company and its Subsidiaries or obtain reasonable substitutes; (D) maintain all Scheduled Permits; and (E) perform routine maintenance on the material Tangible Personal Property in the ordinary course of business.

(b)    Except as otherwise expressly permitted by this Agreement, as set forth on Section 8.1(b) of the Company Disclosure Schedule, or with the prior written consent of the Parent, from the Execution Date through the Closing, the Company shall not, and shall cause its Subsidiaries not to:

(i)    (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its equity or voting interests, except for transactions solely among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (B) split, combine, or reclassify any of its equity or voting interests, or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock or other equity or voting interests, except for transactions by a wholly-owned Subsidiary of the Company, or (C) purchase, redeem, or otherwise acquire any securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such securities or any options, warrants, calls, or rights to acquire any such shares or other securities;

(ii)    offer, issue, deliver, grant, sell, pledge, or otherwise encumber any shares of its equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such interests, or securities or any stock appreciation rights, phantom stock awards, or any other similar rights that are linked in any way to the price of the Company Common Stock or the value of the Company or any part thereof;

(iii)    acquire by merger or consolidation, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial equity or voting interest in, or by any other manner, all or a substantial portion of any business or any entity or division thereof of any Person;

(iv)    acquire any equity interest in any Person or any assets or a license therefor, other than acquisitions of assets that are used or held for use in the ordinary course of business or in order to maintain the Company’s and its Subsidiaries’ material Tangible Personal Property in good working order; or pursuant to existing Contracts as of the date of this Agreement that have been provided to the Parent prior to the date hereof;

(v)    amend the Organizational Documents of the Company or any of its Subsidiaries;

(vi)    make or commit to make any capital expenditure or series of related capital expenditures in excess of $300,000 individually or in excess of $750,000 in the aggregate, except for capital expenditures to repair damage resulting from insured casualty events where there is a reasonable basis for a claim of insurance or made in response to an emergency;

(vii)    sell or otherwise dispose of any of its properties or assets, other than the sales and dispositions of inventory and products in the ordinary course of business;

(viii)    (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election, but excluding any election that is made periodically and consistent with past practice), (B) settle or compromise any material Proceeding relating to Taxes, or (C) change in any material respect any of its methods of reporting income or deductions for income Tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years;

(ix)    make any change to the Company’s or its Subsidiaries’ financial or accounting methods, policies, principles, elections or procedures, except as required by applicable Law or changes in GAAP;

(x)    enter into or terminate any Contract that would constitute a Material Contract, or amend any Material Contracts in a manner that would be adverse to the Company or any of its Subsidiaries and, in each case, cost the Company or any of its Subsidiaries more than $250,000 in any calendar year (provided, that, prior notice of any proposed amendment to a Material Contract will be provided in writing to the Parent); provided, further, that any Contract entered into in compliance with the foregoing shall not (x) conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time or both) this Agreement, or give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or any of its Subsidiaries or the Parent or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such Contract; or (y) in any way purport to restrict the business activity of the Company or any of its Subsidiaries or any of their Affiliates or to limit the freedom of the Company or any of its Subsidiaries or any of their Affiliates to engage in any line of business or to compete with any Person or in any geographic area or solicit the employees or customers of any Person;

(xi)    except as required by applicable Laws or the existing terms of the Benefit Programs: (A) increase the salary, wages or any other compensation of any officer, employee, director or independent contractor, other than for non-officers in the ordinary course of business consistent with past practice; (B) pay, grant, or award or promise to pay, grant, or award, any bonus or incentive compensation to any officer, employee, director or independent contractor; (C) increase the coverage or benefits available to any current or former employee, officer, director or independent contractor, including any severance pay, vacation pay, deferred compensation, bonus or other incentive compensation plan, other than in the ordinary course of business consistent with past practice; (D) enter into any employment, deferred compensation, severance, retention, change in control, bonus, consulting, non-competition or similar agreement (or materially amend any such agreement) involving any officer, employee, director or independent contractor, other than with non-officers in the ordinary course of business; (E) grant any severance or termination pay to any current or former officer, employee, director or independent contractor, other than to a non-officer in the ordinary course of business; (F) establish, adopt, enter into, materially amend or terminate any Benefit Program, other than amendments required to comply with applicable Laws; (G) grant any equity or equity-based awards; (H) transfer any Employee or terminate the employment of any Employee other than for cause; or (I) hire any individual who would become an Employee, unless necessary to replace an Employee whose employment has terminated as permitted herein (so long as such hiring is on compensation and other terms no more favorable than those of the Employee who has been replaced), other than the hiring of any non-officers in the ordinary course of business;

(xii)    other than borrowings under the O-Tex Credit Facility in accordance with the terms thereof in effect as of the Execution Date in the ordinary course of business consistent with past practice, incur any Indebtedness or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries;

(xiii)     mortgage, pledge or subject to any Lien any of the assets or properties of the Company, other than Liens for Taxes not yet due and payable or that are being contested in good faith, or incur any liability as a guarantor or otherwise in respect of any Indebtedness;

(xiv)    make any (A) loans, advances or extension of credit other than to customers or suppliers, travel and similar advances to employees, in each case in the ordinary course of business or (B) capital contributions to, or investments in, any other Person, in each case other than the Company or any direct or indirect wholly-owned Subsidiary of the Company;

(xv)    (A) settle or compromise any claim, liability or Proceeding other than claims involving less than $250,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has a restrictive impact on the business of the Company or any of its Subsidiaries in any material respect, or (B) waive or release any material claim or Proceeding brought by the Company or any of its Subsidiaries against another Person, other than in the ordinary course of business consistent with past practice;

(xvi)    adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than in connection with the Transactions;

(xvii)    enter into any Affiliate Transaction;

(xviii)    terminate or amend the coverage of any policies of title, liability, fire, workers’ compensation, property or any other form of insurance covering the assets or operations of the Company, except where such terminated coverage is replaced by comparable coverage (provided that such termination does not result in a material gap in coverage of the assets or operations of the Company); or

(xix)    authorize, agree or commit to take any of the actions described above.

8.2    Conduct of the Parent’s Business. From the Execution Date through the Closing, except (a) as explicitly permitted or required by this Agreement, (b) as required by applicable Law or (c) as otherwise approved with the prior written consent of the Company (which consent will not be unreasonably withheld or delayed), the Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct their businesses in the ordinary course of business, including by using commercially reasonable efforts to (i) preserve substantially intact their current business organizations; (ii) maintain their existing relations with key suppliers, customers, employees and other Persons having business relationships with the Parent and its Subsidiaries; and (iii) file all forms, reports, registration statements and other documents required to be filed by it with the SEC.

8.3    Notice of Certain Events. Parent shall promptly notify Stockholders’ Representative and the Company and the Stockholders’ Representative shall promptly notify the Parent in the event of:

(a)    any event, condition or development that has resulted in the inaccuracy or breach of any representation or warranty, covenant or agreement contained in this Agreement made by or to be complied with by such notifying Party at any time during the term hereof and that would reasonably be expected to result in any of the conditions set forth in Article IX not to be satisfied; provided, however, that no such notification shall be deemed to cure any such breach of or inaccuracy in such notifying Party’s representations and warranties or covenants and agreements or in the Company Disclosure Schedule for any purpose under this Agreement and no such notification shall limit or otherwise affect the remedies available to the other Parties;

(b)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(c)    any notice or other communication from any Governmental Body in connection with the Transactions; and

(d)    any Proceedings commenced that could be reasonably expected to prevent or materially delay the consummation of the Transactions or materially impair the notifying Party’s ability to perform its obligations under the Transaction Documents.

8.4    Access to Information. From the Execution Date until the Closing Date, the Company will (i) give the Parent, the R&W Insurance Provider, and the Parent’s and the R&W Insurance Provider’s respective counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, officers, employees, consultants, accountants, advisors, other representatives, books, records and agreements of the Company, in each case, upon advance written notice and during normal business hours and (ii) furnish to the Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company, in each of (i) and (ii), to the extent reasonably requested by such Persons. The Parent shall use commercially reasonable efforts to cause any investigation pursuant to this Section 8.4 to be conducted in such manner as not to materially interfere with the conduct of the business of the Company and its Subsidiaries. Following the Execution Date, the Company shall promptly notify the Parent of any new, changes to, or updates regarding Company Environmental Information that have not been previously provided to or made available to the Parent. Notwithstanding the foregoing, the Parent shall not be entitled to perform any subsurface, invasive or field or laboratory investigations or testing without the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, conditioned, or delayed, but which consent may be conditioned upon the Parent’s execution of an access agreement substantially identical to the Access Agreement executed by Parent and the Company, dated July 24, 2017). To the fullest extent permitted by Law, the Stockholders, the Company and its Subsidiaries and their respective counsel, financial advisors, auditors and other authorized representatives and Affiliates shall (A) not be responsible or liable to the Parent for personal injuries or property damage sustained by the Parent’s counsel, financial advisors, auditors and other representatives in connection with the access provided pursuant to this Section 8.4 and (B) shall be indemnified and held harmless by the Parent for any losses suffered by any such Persons in connection with any such personal injuries and property damage, EXCEPTING LOSSES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE COMPANY OR THE STOCKHOLDERS.

8.5    Governmental Approvals.

(a)    As soon as practicable following the Execution Date, but in any event within 10 Business Days after the Execution Date, the Parties shall make such filings as may be required by the HSR Act with respect to the Transactions. Thereafter, the Parties shall file as promptly as practicable all reports, documents, data or materials required or requested by the U.S. Federal Trade Commission or the U.S. Department of Justice (each, an “Antitrust Authority”) pursuant to the HSR Act or otherwise, including requests for additional information concerning such Transactions, and shall take such actions as reasonably required (including requesting early termination) so that the waiting period specified in the HSR Act will expire or be terminated as soon as reasonably possible after the Execution Date. Without limiting the foregoing, the Parties shall (i) use reasonable best efforts to contest and resist any Proceeding, and to have vacated, lifted, reversed or overturned, any judgment, decree, injunction, ruling or order preventing, restricting, restraining, enjoining, prohibiting or delaying the consummation of the Transactions and the other Transaction Documents, (ii) subject to applicable Laws, provide each other with advance copies and a reasonable opportunity to review, comment on and discuss in advance, and shall consider in good faith the views of the other in connection with, any submission or other proposed written communication to any Antitrust Authority and (iii) use reasonable best efforts to persuade any Antitrust Authority that no Remedial Action is necessary in connection with the Transactions.

(b)    For purposes of this Section 8.5, a “Remedial Action” shall consist of any request or requirement of an Antitrust Authority to (i) pay any amounts (other than the payment of filing fees and expenses and fees of counsel), (ii) commence litigation, (iii) hold separate (including by trust or otherwise) or divest any businesses, product lines or assets of the Parent, the Company or any of their respective Affiliates, (iv) agree to anything referred to in clause (iii) or to any alteration of or limitation on the operation or conduct of the business of the Parent, the Company or any of their respective Affiliates or (v) waive any of the conditions to this Agreement set forth in Article IX, in each case in order to obtain the expiration of the applicable waiting period or to avoid litigation.

(c)    Notwithstanding anything to the contrary in this Agreement, none of the Parent or any Affiliate of the Parent, or the Company or any of its Subsidiaries or their respective Affiliates, shall be required to (i) take any Remedial Action or (ii) take or agree to take any action with respect to its business or operations in connection with Proceedings under or relating to any Antitrust Law.

(d)    The Parent and the Company shall furnish, and shall cause their respective counsel to furnish, the other Party such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act and in connection with any review or investigation of this Agreement or the Transactions by any Antitrust Authority. The Parent and the Company shall cause their respective counsel to supply to the other Party copies of all correspondence, filings or written communications between such Party or its Affiliates with any Antitrust Authority or staff members thereof, with respect to the Transactions and the other Transaction Documents, except for the pre-merger notification and report forms (and any attachments thereto) prepared and submitted pursuant to the HSR Act or written communications regarding the same, or documents or information submitted in response to any request for additional information or documents pursuant to the HSR Act which reveal any Party’s negotiating objectives, strategies or consideration expectations. The Parties may provide such communications in a manner that protects any legally applicable privilege. The Parent and the Company (i) will promptly notify each other of the content and status of any communication with any Antitrust Authority pertaining to this Agreement or the Transactions, and (ii) agree not to participate in any substantive meeting or discussion with, or enter into any agreements with, any such Antitrust Authority in respect of any filing, investigation, or inquiry concerning this Agreement or the Transactions unless it consults with the other in advance and, to the extent permitted by such Antitrust Authority, gives the other the opportunity to attend and participate thereat. The Parent and the Company shall consult with each other prior to taking any material substantive position with respect to the filings under the HSR Act, in any written submission to, or, to the extent practicable, in any discussions with, any Antitrust Authority. Subject to the foregoing, the Parent shall be principally responsible for and in control of the process of dealing with any Antitrust Authority concerning the effect of applicable Antitrust Laws on the Transactions. In addition, except as may be prohibited by any Antitrust Authority or by any Law, in connection with any Proceeding under or relating to the HSR Act, the Company will permit authorized Representatives of the Parent to be present at each meeting or conference relating to any such Proceeding and to have access to and be consulted in connection with any document, opinion, or proposal made or submitted to any Antitrust Authority in connection with any such Proceeding.

8.6    Expenses. Other than the costs and expenses relating to (a) the filing by each of the Parent and the Ultimate Parent Entity (as defined in the HSR Act) of the Company of their respective pre-merger notification and report forms relating to the Transactions under the HSR Act as set forth in Section 8.5 (including all filing fees applicable thereto), (b) the underwriting diligence fee, Premium Deposit, surplus lines taxes and the Premium Balance for the R&W Policy as set forth in Section 2.7, (c) the premium for the D&O Tail Policy, and (d) any Transfer Taxes, each of which shall be shared 50/50 by the Parent and the Stockholders’ Representative (on behalf of the Stockholders), all costs and expenses incurred by the Company, the Company’s Subsidiaries and the Stockholders’ Representative (on behalf of the Stockholders) in connection with the Transaction Documents and the Transactions shall be included as Transaction Expenses hereunder, and all costs and expenses incurred by the Parent in connection with the Transaction Documents and the Transactions shall be paid by the Parent.

8.7    Further Assurances. Subject to the terms and conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions.

8.8    Public Statements. The Parties shall consult with each other prior to issuing any press release, public announcement or other public disclosure with respect to the Transaction Documents or the Transactions and none of the Company, the Stockholders or any of their respective Affiliates, on one hand, nor the Parent or any of its Affiliates, on the other hand, shall issue any press release or make any public announcement or disclosure regarding the Transaction Documents or the Transactions without the prior approval of the other Party; provided that for the avoidance of doubt, such other Party for purposes of this Section 8.8 is the (a) Parent, in the case of the Company, the Stockholders or any of their respective Affiliates and (b) Stockholders’ Representative, in the case of the Parent or any of its Affiliates (which approval shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public statement or disclosure shall first, to the extent practicable, consult with the other Party about, and allow the other Party reasonable time to comment in advance on, such press release, public announcement, or disclosure; provided, however, that nothing in this Section 8.8 shall (i) limit or restrict the Parent or any of its Affiliates from making any public statements or presentations in connection with industry conferences, investor meetings, analyst meetings, analyst or investor conference calls, or in response to questions from investors, analysts, press or other media and in each case, that does not involve the disclosure of competitively sensitive information; (ii) limit or prohibit any private equity fund associated with the Company from disclosing the financial terms and conditions, or any other terms and conditions, of this Agreement and the Transactions to its limited partners and Affiliates; or (iii) limit or prohibit any Party from making any press release, public announcement or other public disclosure concerning the Transaction Documents or Transactions following a disclosure that is otherwise permitted in accordance with this Section 8.8, except that any such disclosure under this clause (iii) shall not contain information that was not previously publicly disclosed pursuant to this Section 8.8.

8.9    Confidentiality; Non-Solicitation; Non-Disparagement.

(a)    Unless this Agreement is terminated pursuant to the terms hereof, each of the Stockholders hereby agrees that it will not, and that it will cause its Affiliates, stockholders, partners, managers, members, directors, officers, agents and representatives not to, at any time after the Execution Date, directly or indirectly, without the prior written consent of the Parent, disclose or use any confidential or proprietary information of, involving or relating to the Company or its Subsidiaries (“Confidential Information”), other than in the performance of such Person’s duties as an employee or agent of, or otherwise on behalf of, the Company or its Subsidiaries, the Parent or any of their respective Affiliates; provided, however, that the information subject to the foregoing provision of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or that was independently developed by such Stockholder or such Stockholder’s Affiliates, stockholders, partners, managers, members, directors, officers, agents and representatives without use or reference to Confidential Information or was in its rightful possession before the disclosure of the applicable Confidential Information to it; and provided, further, that the provisions of this Section 8.9 will not prohibit any retention of copies of records or disclosure (i) required by applicable Law so long as, to the extent practicable, reasonable prior notice is given to the Parent of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) reasonably necessary and made in connection with the enforcement of any right or remedy relating to this Agreement.

(b)    As a material inducement for the Parent to enter into this Agreement, and in order to protect the Confidential Information and the goodwill that is conveyed by the Stockholders hereunder, each Stockholder agrees to the restrictions set forth in this Section 8.9. Subject to the limitations set forth in the last two sentences of this Section 8.9(b), each Stockholder agrees that, during the Restricted Period (and, for Leffler, for the period that begins on the Closing Date and ends on the date that is five years after the Closing Date), such Stockholder shall not, and such Stockholder shall cause such Stockholder’s Affiliates to not, directly or indirectly: (i) within the Restricted Area, solicit, approach or entice away or cause to be solicited, approached or enticed away from the Parent or any of its Affiliates any Person who or which is a customer with respect to the Business conducted by (or that was conducted prior to the Closing Date by) the Company or any of its Subsidiaries; or (ii) engage or employ, or solicit or contact with a view to the engagement or employment of, any Employee or any other Person who is an officer, director, employee or contractor of the Parent or any of its Affiliates and who performs services with respect to the Business conducted by (or that was conducted prior to the Closing Date by) the Company or any of its Subsidiaries. Notwithstanding the foregoing, this Section 8.9(b) shall not prevent (A) portfolio companies of White Deer Energy L.P., White Deer Energy L.P. II, SCIP Limited Partnership OTH, L.P. or Sierra Nevada (Bermuda) L.P. (such named entities, collectively, the “White Deer and Silverfern Funds”), or any of the respective Affiliates of the White Deer and Silverfern Funds, from engaging in solicitation of customers or employees of the Parent or its Affiliates (including the Company and its Subsidiaries) in the ordinary course of business, so long as such solicitation was not directly or indirectly initiated or encouraged by any Stockholder (including, for the avoidance of doubt, the White Deer and Silverfern Funds); or (B) Leffler from (1) engaging in solicitation of customers of the Parent or its Affiliates (including the Company and its Subsidiaries) in connection with any business other than the Business, or (2) employing or otherwise engaging, in connection with any business other than the Business, any Employee or other Person who is an officer, employee or contractor of the Parent or any of its Affiliates (including the Company and its Subsidiaries), whom Leffler has not, directly or indirectly, initiated or encouraged the solicitation, employment or engagement of such Person or whose employment or engagement by Parent or its Affiliates (including the Company or its Subsidiaries) has terminated, so long as such termination was not directly or indirectly encouraged by Leffler. In addition, the Parties acknowledge and agree that Ben A. Guill, James K. Meneely III and Sandy Vaughan may serve as shareholders, members, partners, officers, directors and/or managers of White Deer Energy L.P., White Deer Energy L.P. II and/or their respective portfolio companies, and such Stockholders shall not be deemed to be in violation of this Section 8.9(b) by virtue of such roles alone, so long as no such Stockholder directly or indirectly initiates or encourages the solicitation of any customers or employees of the Parent or its Affiliates.

(c)    Leffler covenants and agrees that, until the fifth anniversary of the Closing Date, Leffler shall not, directly or indirectly, (i) engage in or assist others in engaging in the Business within the Restricted Area or (ii) have a direct or indirect interest in any Person that engages, directly or indirectly, in the Business in the Restricted Area in any capacity, including as a partner, shareholder, member, employee, principal, agent, advisor, trustee or consultant; provided that the foregoing restrictions shall not prohibit Leffler from (A) engaging in the Business on behalf of Parent or its Affiliates (including the Company and its Subsidiaries) or (B) owning, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Leffler is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own five percent (5%) or more of any class of securities of such Person.

(d)    Each Stockholder covenants and agrees that, during the Restricted Period, neither such Stockholder nor any of its representatives or agents, shall make any public statement, or cause any public statement to be made or attributed to such Stockholder or any of its representatives or agents, that disparages, calls into disrepute, defames or slanders the Parent, the Company, or any of their respective Subsidiaries or Affiliates or any of the foregoing entities’ respective successors, predecessors, officers, directors, managers, members, employees, stockholders, agents, attorneys, representatives, businesses, products or services.

(e)    Each Stockholder acknowledges and agrees that the geographic scope, scope of activity restrictions, and duration of the covenants contained in this Section 8.9 are the result of arm’s-length bargaining and are fair and reasonable in light of (i) such Stockholder’s level of control over and contact with the Company’s and its Subsidiaries’ business, and association with the Company’s and its Subsidiaries’ goodwill in all jurisdictions in which the Company and its Subsidiaries conduct business; and (ii) the consideration that such Stockholder is receiving in connection with the Transactions, and the goodwill that such Stockholder is conveying and for which the Parent is paying. It is the desire and intent of the Parties that the provisions of this Section 8.9 (and portions thereof) be enforced to the fullest extent permitted under applicable Law. Stockholders acknowledge that this Section 8.9 is reasonable and enforceable in all respects; nonetheless, if any of the restrictions of this Section 8.9 (or portions thereof) are found by a court of competent jurisdiction to be unreasonable, overly broad, or otherwise unenforceable, the Parties intend that such restrictions (and portions thereof) shall not be thereby terminated but shall be modified by such court so as to be valid and enforceable and, as so modified, to be fully enforced.

(f)    Each Party further acknowledges that a breach or threatened breach of this Section 8.9 would cause irreparable harm to the Parent for which it would have no adequate remedy at Law, that it would be impractical and extremely difficult to determine the Parent’s and its Affiliates’ damages in the event of a breach or threatened breach, and that the Parent and its Affiliates shall be entitled to immediate injunctive relief and specific performance as remedies for any such breach. Such remedies shall not be the exclusive remedies for a breach or threatened breach of this Section 8.9 but shall be in addition to all other remedies available at law and equity, including the recovery of damages.

(g)    Notwithstanding the foregoing, nothing in this Agreement will prevent any individual from: (i) lawfully initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by the U.S. Securities and Exchange Commission or any other Governmental Body regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to an individual from any Governmental Body; (iii) testifying, participating or otherwise assisting in an action or proceeding by any Governmental Body relating to a possible violation of law, including providing documents or other confidential information to Governmental Bodies; or (iv) receiving an award for information provided to the U.S. Securities and Exchange Commission or another Governmental Body. No individual will be required to obtain prior authorization from the Parent or any of its Affiliates before engaging in any of the conduct described in the previous sentence, or to notify the Parent or any of its Affiliates of having engaged in any such conduct. Further, (A) no individual shall be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law; and (B) no individual will be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made in a complaint or other document filed in a lawsuit or other proceeding, provided such filing is made under seal.

8.10    Employee Matters.

(a)    Except as otherwise provided herein, commencing on the Closing Date and continuing through the date that is twelve months following the Closing Date, the Parent shall provide, or cause to be provided, to each Employee compensation and employee benefits that, in the aggregate, are substantially comparable to either (i) the material compensation and employee benefits provided to such Employee by the Company on the date of this Agreement, or (ii) the material compensation and employee benefits provided to similarly situated employees of the Parent or its Affiliate that then employs such Employee during such period; provided, however, that the Parent shall have no obligation to provide equity grants to the Employees. As of the Closing Date, the Company shall have made or caused to be made any and all arrangements necessary to continue in full force and effect the payroll and health and welfare plans of the Company and its Subsidiaries and to allow continued participation of the Employees therein, until such time as the Employees commence participation in the health and welfare benefit plans of the Parent (the “Parent Benefit Plans”) and are transferred to the Parent’s payroll, in accordance with this Section 8.10(a). Notwithstanding the foregoing, in the event an industry downturn or other economic circumstances negatively impact the Company and its Subsidiaries, the compensation and employee benefits provided under clause (i) or (ii) above may be reduced as part of a generally applicable reduction in salary or other compensation or benefits that applies in the same manner to other similarly situated employees of the Parent or its Subsidiaries or its Affiliate that then employs such Employee during such period.

(b)    With respect to any Parent Benefit Plans in which any Employee will participate following the Closing, Parent shall, or shall cause the Company and its Subsidiaries to use commercially reasonable efforts to, or to cause any third party insurance carriers to, (i) waive all limitations as to pre-existing condition exclusions, active employment requirements, requirements to show evidence of good health and waiting periods with respect to Employees and their spouses and dependents, if applicable, to the same extent waived under a similar or comparable Benefit Program in which such Employee participated immediately before the Closing Date and (ii) cause each Parent Benefit Plan to provide each Employee with credit for any co-payments or deductibles paid prior to the Closing Date in satisfying any deductible requirements or out of pocket limits under the Parent Benefit Plans for the plan year in which participation in such Parent Benefit Plan occurs.

(c)    The Parent shall cause to be provided to each Employee credit for prior service with the Company or its Affiliates to the extent such service would be recognized if it had been performed as an employee of the Parent or its Affiliates for purposes of eligibility to participate and vesting in each vacation, severance, retirement, welfare benefit and paid-time off plan or program of the Parent, if any, in which such Employees are eligible to participate after the Closing Date to the same extent as such Employee was entitled, before the Closing Date, to credit for such service under the corresponding Benefit Program, if any; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d)    The Company shall continue in full force and effect, until the Effective Time, (i) the fidelity bond, if any, issued to the Company as described in ERISA Section 412; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the O-Tex Pumping 401(k) Plan.

(e)    The Parties acknowledge and agree that no provision of this Agreement shall be construed to: (i) create any third-party beneficiary rights in any current or former employee, director or consultant of the Company or any of its Subsidiaries (ii) create any right to any compensation or benefits whatsoever on the part of any Employee or other future, present or former employee of the Company, its Subsidiaries, its Affiliates, the Parent, or its Affiliates; (iii) guarantee employment for any period of time or preclude the ability of the Parent to terminate any employee, independent contractor or Employee for any reason at any time; (iv) require the Parent to continue any Parent Benefit Plan or Benefit Program, or other employee compensation or benefit plans or arrangements, or prevent the amendment, modification or termination thereof after the Closing Date; or (v) constitute an amendment to any Benefit Program, Parent Benefit Plan, or other employee benefit or compensation plan or arrangement.

8.11    Non-Solicitation.

(a)    Prior to the termination of this Agreement, the Stockholders and the Company shall not, and shall not permit their respective Affiliates, directors, officers, employees, investment bankers, financial advisors, representatives or agents (collectively, “Representatives”) to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any business combination transaction, whether by way of merger, consolidation, business combination, purchase or disposition of any amount of the assets or equity interests of the Company or otherwise, other than the Transactions (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of written offers, inquiries, proposals or indications of interest (other than an offer, inquiry, proposal or indication of interest by the Parent) contemplating or relating to any Acquisition Transaction (each an “Acquisition Proposal”), (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse, or recommend any Acquisition Proposal, (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction or (vi) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b)    Commencing on the Execution Date, each Stockholder shall, and shall cause the Company and their Affiliates and Representatives to, (i) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the Parent) conducted heretofore with respect to an Acquisition Proposal, (ii) notify the Parent orally and in writing promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any request for non-public information relating to the Company or for access to the properties, books or records of the Company by any Person other than the Parent (such notice shall indicate the identity of the Person making the Acquisition Proposal, or intending to make an Acquisition Proposal or offer or requesting non-public information relating to the Company or access to the properties, books or records of the Company, the material terms of any Acquisition Proposal, or modification or amendment to such Acquisition Proposal and shall include copies of any written Acquisition Proposal or amendments or supplements thereto, and the Company shall keep the Parent informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such Acquisition Proposal), (iii) to the extent not previously requested, request the return or destruction of any confidential written or electronic materials provided to any Person in connection with a contemplated or potential Acquisition Proposal and (iv) and immediately prohibit any access by any Person (other than the Parent and its representatives) to any physical or electronic data room relating to a possible Acquisition Proposal.

(c)    The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill,” or similar agreement to which the Company or any of its Subsidiaries is a party, and will enforce or cause to be enforced each such agreement at the request of the Parent.

8.12    Charter Provisions Regarding Indemnification.

(a)    The Parent agrees that all rights to indemnification for acts or omissions occurring prior to the Closing Date now existing in favor of the current or former managers, directors, officers, members, employees, agents and fiduciaries of the Company (collectively, the “Company Indemnitees”) as provided as of the Execution Date in the Organizational Documents of the Company shall survive the Transactions and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Closing Date. The Parent shall not, and shall cause its Affiliates (including the Company after the Closing) not to, repeal such arrangements in any manner that would adversely affect the rights of the Company Indemnitees thereunder. Notwithstanding the foregoing, the Company Indemnitees shall not be entitled to indemnification pursuant to this Section 8.12 in connection with (i) any matter as to which any Parent Indemnitee is entitled to indemnification pursuant to Article XI or (ii) any action, claim or dispute between or among the Stockholders or the holders of Company Options.

(b)    In the event the Parent or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Parent or the Company or such continuing or surviving corporation or entity or such transferee, as the case may be, shall assume all of the obligations set forth in this Section 8.12.

(c)    The obligations of the Parent under this Section 8.12 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 8.12 applies without the consent of such Company Indemnitee so adversely affected.

8.13    D&O Tail Policy. Prior to or at the Closing, the Company or the Stockholders’ Representative (on behalf of the Stockholders) will cause to be put in place, and shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, an extended reporting period endorsement under their existing directors’ and officers’ liability insurance coverage for their directors and officers, which will provide such directors and officers with coverage for six years following the Closing Date of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company or the Stockholders (the “D&O Tail Policy”). An amount equal to fifty percent (50%) of the premium for the D&O Policy shall be added to the Closing Date Cash Merger Consideration.

8.14    Tax Matters.

(a)    The Stockholders’ Representative will prepare or cause to be prepared each Tax Return of the Company and its Subsidiaries for any Pre-Closing Taxable Period that is required to be filed after the Closing Date. Each such Tax Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. As provided in Section 8.14(h), the Parent shall include the Company and its Subsidiaries in the Parent’s U.S. federal consolidated income Tax Return for the period beginning the day after the Closing Date, which will effectively require the Company and its Subsidiaries to file a separate U.S. federal income Tax Return for the short stub period from January 1, 2017 through the Closing Date. Reasonably in advance of the due date, including extensions, for filing any Tax Return under this Section 8.14(a) (other than Tax Returns relating to sales, use, payroll or other taxes that are required to be filed contemporaneously with, or promptly after, the close of a taxable period, in each case a copy of which shall be provided to the Parent by the Stockholders’ Representative upon the Parent’s written request), the Stockholders’ Representative will deliver a copy of each Tax Return, together with all supporting documentation and workpapers, to the Parent for its review and reasonable comment. The Parent will provide any reasonable comments to the Stockholders’ Representative within 15 days after the receipt of such Tax Return. The Stockholders’ Representative shall incorporate or cause to be incorporated any such comments subject to the Stockholders’ Representative’s approval (which approval shall not be unreasonably withheld, conditioned, or delayed). The Stag Leap Representative shall provide such final Tax Returns to Parent for execution and filing and Parent shall cause each such Tax Return to be filed timely and payment of Taxes to be timely paid with the appropriate Governmental Body and will provide a copy thereof to the Stockholders’ Representative. Not later than five days prior to the due date for the payment of Taxes with respect to each Tax Return for a Pre-Closing Taxable Period, the Stockholders’ Representative shall pay to (or at the direction of) the Parent the amount of any Company Taxes with respect to such Tax Return.

(b)    The Parent shall prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns of the Company and its Subsidiaries for all Straddle Periods. Each such Tax Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Law. Reasonably in advance of the due date, including extensions, for filing any such Tax Return (other than Tax Returns relating to sales, use, payroll or other taxes that are required to be filed contemporaneously with, or promptly after, the close of a taxable period, in each case a copy of which shall be provided to the Stockholders’ Representative by the Parent upon the Stockholders’ Representative’s written request), the Parent will deliver a copy of each Tax Return, together with all supporting documentation and workpapers, to the Stockholders’ Representative for its review and reasonable comment. The Stockholders’ Representative will provide any reasonable comments to the Parent within 15 days after the receipt of such Tax Return. The Parent shall incorporate or cause to be incorporated any such comments subject to the Parent’s approval (which approval shall not be unreasonably withheld, conditioned, or delayed). The Parent shall cause each such Tax Return to be filed timely and payment of Taxes to be timely paid with the appropriate Governmental Body and will provide a copy thereof to the Parent. Not later than five days prior to the due date for the payment of Taxes with respect to each Tax Return for a Straddle Period, the Stockholders’ Representative shall pay to (or at the direction of) the Parent the amount of any Company Taxes with respect to such Tax Return.

(c)    For any U.S. federal, state or local or non-U.S. Tax purposes, Taxes that are payable with respect to any Straddle Period shall be allocated between the portion of such Straddle Period ending on and including the Closing Date and the portion of such Straddle Period beginning after the Closing Date in the following manner. For allocations of income or deductions required to determine any income Taxes, sales and use Taxes, payroll Taxes or other transactional Taxes for a Straddle Period, such allocation shall be made by means of a closing of the books of the Company and its Subsidiaries as of the close of business on the Closing Date. The amount of all Taxes other than income Taxes, sales and use Taxes, payroll Taxes or other transactional Taxes in respect of the Straddle Period shall be allocated between the period ending on and including the Closing Date and the period beginning after the Closing Date based on the number of days for the portion of the Straddle Period ending on and including the Closing Date, on the one hand, and the number of days for the portion of the Straddle Period beginning after the Closing Date, on the other hand. For purposes of this paragraph, exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned on a daily basis. Any franchise Tax or other Tax providing the right to do business for a specified period shall be allocated to the taxable period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such Tax.

(d)    The Stockholders, the Parent, the Company and each of their respective Affiliates shall reasonably cooperate with each other in connection with the filing of Tax Returns or in contesting or defending against any audit, litigation or other claim for Taxes (each, a “Tax Proceeding”) imposed on or with respect to the assets, operations or activities of the Company or any Subsidiary relating to any Pre-Closing Taxable Period or any Straddle Period. Such cooperation shall include the retention and, upon the request of the Party or Parties preparing the Tax Return or controlling the Tax Proceeding, the provision to such Party or Parties of records and information which are reasonably relevant to such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided hereunder. All out-of-pocket expenses related to such cooperation shall be borne by the Party requesting such cooperation. Notwithstanding the above, the control and conduct of any Tax Proceeding that is a third-party Indemnification Claim shall be governed by Article XI. Any information obtained by a Party or its Affiliates from another Party or its Affiliates in connection with any Tax matters to which this Agreement applies shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding, or as may otherwise be necessary to enforce the provisions of this Agreement.

(e)    Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take and use its reasonable best efforts to prevent any other Affiliate of such Party from taking or knowingly failing to take) any action that could reasonably be expected to prevent the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f)    Any refunds of Taxes of the Company or any of its Subsidiaries (other than any refund resulting from the carryback of a net operating loss or other Tax attribute from a period beginning after the Closing Date to a period ending on or prior to the Closing Date, which refund shall be for the account of the Parent) (whether in the form of cash received or a credit or offset actually realized against Taxes otherwise payable) (“Tax Refunds”) for any Pre-Closing Tax Period shall be for the account of the Stockholders. Any Tax Refunds for any Tax period beginning after the Closing Date shall be for the account of the Parent. Any Tax Refunds for any Straddle Period shall be equitably apportioned between the Stockholders and the Parent in accordance with the principles provided for in Section 8.14(c). To the extent that the Parent or any of its Subsidiaries receives a Tax Refund that is for the account of the Stockholders pursuant to this Section 8.14(f), the Parent shall pay or cause to be paid the amount of such Tax Refund (and any interest received from the Governmental Body), net any reasonable out-of-pocket costs or expenses incurred by the Parent or its Affiliates in procuring such refund, to the Stockholders. To the extent that any Stockholder receives a Tax Refund that is for the account of the Parent pursuant to this Section 8.14(f), such Stockholder shall pay the amount of such Tax Refund (and any interest received from the Governmental Body), net any reasonable out-of-pocket costs or expenses incurred by such Stockholder or its Affiliates in procuring such refund, to the Parent. The amount due to the Stockholders or the Parent, as applicable, under this Section 8.14(f) shall be paid to the Stockholders or the Parent, as applicable, within 30 days of the receipt of the Tax Refund from the applicable Governmental Body (or, if the Tax Refund is in the form of a credit or offset against Taxes otherwise payable, within 30 days after the due date of the Tax Return claiming such credit or offset).

(g)    Notwithstanding anything contained in this Agreement to the contrary, unless otherwise required by applicable Law, any Tax deductions attributable to or arising from the Transaction Expenses, including payments in cancellation of Company Options, shall, with respect to the Company and its Subsidiaries, be deducted in the Pre-Closing Taxable Period or, with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date.

(h)    For the avoidance of doubt, no election shall be made under Sections 338 or 336(e) with respect to the acquisition of the Company Shares. Furthermore, neither the Parent nor its Affiliates (including the Company and its Subsidiaries) will make any other election after the Closing Date (including any elective entity classification election under Treasury Regulation § 301.7701-3) with respect to the Company or its Subsidiaries that would have effect prior to the Closing Date and that would materially increase the amount of Company Taxes. Notwithstanding the above, the Parent and its Affiliates (including the Company and its Subsidiaries) may make an election described in the previous sentence provided that any additional Taxes resulting therefrom will not be deemed to constitute Company Taxes. Consistent with Treas. Reg. § 1.1502-76, the Parent has agreed to and shall include the Company and its Subsidiaries in the Parent’s U.S. federal consolidated income Tax Return for the period beginning the day after the Closing Date.

8.15    Interim Financial Statements.

(a)     From the Execution Date to the Closing, the Company will make available to the Parent, within 25 days of the end of the applicable monthly accounting period for the Company and its Subsidiaries (excluding Raptor), monthly unaudited consolidated balance sheets and related statements of income of the Company and its Subsidiaries (excluding Raptor), on a consolidated basis, for each such monthly accounting period and, within 45 days after the end of the quarterly accounting period for any fiscal quarter of the Company and its Subsidiaries (excluding Raptor) occurring after the date hereof and prior to the Closing, quarterly unaudited consolidated balance sheets and related statements of income of the Company and its Subsidiaries (excluding Raptor), on a consolidated basis, for such quarterly accounting periods. Such financial statements will fairly present in all material respects the financial position and operating results, equity and income of the Company and its Subsidiaries (excluding Raptor) as of, and for the periods ended on, the respective dates thereof.

(b)    Commencing on the Execution Date, the Company shall, and shall cause its Affiliates and its and their officers and employees, to use its and their commercially reasonable efforts to prepare (i) an unaudited consolidated balance sheet of the Company and its

Subsidiaries as of September 30, 2017 and (ii) unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 2017 and 2016 (collectively, the “Interim Financial Statements”), and to cause such Interim Financial Statements to be delivered to the Company as promptly as practicable, but in no event later than the 40th calendar day following the Closing Date.

(c)    From the Execution Date until the Closing, upon written request by the Parent, the Company shall request Grant Thornton, after discussing specifications with the Parent, to (i) provide a review of the Interim Financial Statements in accordance with Statement of Auditing Standards 100 (Interim Financial Information), (ii) provide its written consent for the use of its audit reports with respect to the Audited Financial Statements in any registration statement filed with the SEC under the Securities Act or current or periodic report filed with the SEC pursuant to the Exchange Act (an “SEC Filing”), in each case to the extent the foregoing are to be filed with the SEC by the Parent, its Affiliates or their respective successors and assigns, and (iii) conduct such other procedures as are reasonably necessary or appropriate for Grant Thornton to provide the foregoing. The Company shall, and shall cause its Affiliates and its and their officers and employees to, reasonably cooperate with Grant Thornton in the completion of a review and the Interim Financial Statements, including, if requested by Grant Thornton, the execution and delivery to Grant Thornton of representation letters, in form and substance customary for representation letters provided to external audit firms by management of the company whose financial statements are the subject of a review pursuant to Statement of Auditing Standards 100 (Interim Financial Information), as may be reasonably requested by Grant Thornton, with respect to the Interim Financial Statements. To the extent required by the Grant Thornton, the Company shall, and shall cause its Affiliates and its and their officers and employees to, provide such reasonable further cooperation, including by providing such additional management letters of representation, as may be reasonably requested by Grant Thornton, in order for Grant Thornton to provide any further written consents to the inclusion or incorporation by reference of the Audited Financial Statements in any future SEC Filings of Parent, its Affiliates, or their respective successors and assigns or provide auditor comfort letters to underwriters and initial purchasers customarily furnished in connection with the offering of any equity or debt securities by Parent, its Affiliates or their respective successors and assigns.

(d)    All reasonable and documented costs and expenses of Grant Thornton and any other third parties (including, without limitation, Penlight Consulting, LLC, PricewaterhouseCoopers and Tax Group Partners) incurred in connection with clauses (b) and (c) of this Section 8.15 shall be borne by Parent.

8.16    Registration Statement.

(a)    Parent will use commercially reasonable efforts to (i) file a resale registration statement pursuant to Rule 415 under the Securities Act with the SEC registering the resale of the Specified Parent Common Stock (the “Resale Shelf”) within 30 days of the Closing Date, (ii) have the Resale Shelf declared effective by the SEC as promptly as practicable after such filing and (iii) maintain the effectiveness of the Resale Shelf for a period of three years following the date such Resale Shelf was declared effective by the SEC (the “Required Effective Period”).

(b)    Notwithstanding Section 8.16(a):

(i)    The Parent shall not be required to file the Resale Shelf (or any amendment thereto) or, if the Resale Shelf has been filed but not declared effective by the SEC, request effectiveness of such Resale Shelf, or, if such Resale Shelf has been declared effective by the SEC, may suspend the use of any prospectus that is part of the Resale Shelf, for up to 90 calendar days from the date of the Suspension Notice (as defined below), by providing written notice to the Holders if the Parent shall have furnished to such Holders a certificate signed by the Chief Executive Officer (or other authorized officer) of the Parent stating that the Parent’s Board of Directors has determined in its reasonable good faith judgment that the filing of the Resale Shelf (or any amendment thereto) or the request for effectiveness of such Resale Shelf should be delayed or the offer or sale of Registrable Securities pursuant to the Resale Shelf should be suspended (as applicable); provided that the Parent may not invoke a delay or suspension pursuant to this Section 8.16(b)(i) for more than 90 calendar days in the aggregate in any 12 month period. The Parent may invoke this Section 8.16(b)(i) only if the Parent’s Board of Directors determines in good faith, after consultation with its advisors or legal counsel, that the filing of the Resale Shelf (or any amendment thereto), the request for effectiveness of such Resale Shelf or offer or sale of Registrable Securities pursuant to the Resale Shelf (as applicable) would reasonably be expected to: (i) have a Material Adverse Effect on any proposal or plan by the Parent or any of its subsidiaries to engage in any material acquisition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or other transaction involving the Parent or any of its subsidiaries; or (ii) require premature disclosure of material non-public information (“MNPI”) that the Parent has a bona fide business purpose for preserving as confidential; provided that a Suspension Event (as defined below) shall automatically expire upon the public disclosure of the information to which the MNPI relates.

(ii)    In the case of an event that causes the Parent to delay the filing or effectiveness of the Resale Shelf, or suspend the use of any prospectus that is part of the Resale Shelf, as set forth in Section 8.16(b)(i) (a “Suspension Event”), the Parent shall give a notice to the Holders (a “Suspension Notice”) of such delay or suspension and such notice shall state that such delay or suspension shall continue only for so long as the Suspension Event or its effect is continuing. The Parent shall not include any MNPI in the Suspension Notice or otherwise provide such information to Holders unless specifically requested in writing. No Holder shall sell any Registrable Securities pursuant to the Resale Shelf at any time after it has received a Suspension Notice from the Parent and prior to receipt of an End of Suspension Notice. Holders may recommence sales pursuant to the Resale Shelf following further written notice to such effect (an “End of Suspension Notice”) from the Parent, and such End of Suspension Notice shall be given by the Parent to the Holders promptly following the conclusion of any Suspension Event.

(iii)    Notwithstanding any provision herein to the contrary, if the Parent gives a Suspension Notice with respect to the Resale Shelf, the Parent agrees that it shall:

(A)    extend the Required Effective Period, which such Resale Shelf shall be maintained effective pursuant to Section 8.16(a) by the number of days during the period from the date of receipt by the selling Holders named in the Resale Shelf of the Suspension Notice to and including the date of receipt by the selling Holders of the End of Suspension Notice;

(B)     as promptly as practicable after selling Holders’ receipt of an End of Suspension Notice, prepare a post-effective amendment or supplement to the registration statement or the prospectus or any document incorporated therein by reference, or file any required document so that, as thereafter delivered to purchasers of the Registrable Shares included therein, the prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(C)    provide copies of any supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event;

provided that such period of time shall not be extended beyond the date that there are no longer Registrable Securities covered by such Registration Statement.

(c)    For purposes of this Section 8.16:

(i)    “Holder” means any party that beneficially owns Registrable Securities.

(ii)    “Registrable Securities” means at any time Specified Parent Common Stock held or beneficially owned by any Holder; provided, however, that as to any Registrable Securities, such securities shall irrevocably cease to constitute Registrable Securities upon the earliest to occur of:

(A)    the date on which such securities have been disposed of pursuant to the Resale Shelf;

(B)    the date on which such securities have been disposed of pursuant to Rule 144;

(C)    the date on which such securities cease to be outstanding; and

(D)    the end of the Required Effective Period, as the same may be extended pursuant to Section 8.16(b)(iii).

8.17    Listing. Parent shall use its commercially reasonable efforts to effect the listing (subject to official notice of issuance) of the Specified Parent Common Stock on the NYSE.

8.18    Stockholder Waiver of Notice. All Stockholders who hold Series A Preferred Stock and/or Series B Preferred Stock (as such terms are defined in the Restated Certificate of Formation with New Amendments of the Company, which was filed with the Texas Secretary of State on June 2, 2016 (the “Restated Certificate”)) hereby waive, with respect to the Transactions, (a) their right under Section 4(d) of the Restated Certificate to receive (i) written notice of any Liquidation (as such term is defined in the Restated Certificate) in accordance with the notice provisions in the Amended and Restated Stockholders’ Agreement of the Company, dated effective as of September 7, 2012, and (ii) a certificate prepared by an officer of the Company describing the facts of such Liquidation and the aggregate Series A Liquidation Value or Series B Liquidation Value (as such terms are defined in the Restated Certificate), as applicable, in each case at least 10 days prior to such Liquidation, and (b) any similar or other notice rights, if any, set forth in the TBOC or the DGCL.

ARTICLE IX

CONDITIONS TO CLOSING

9.1    Conditions to Obligations of Each Party. The respective obligations of the Company, the Parent and Merger Sub to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, as to a Party by such Party (in such Party’s sole discretion):

(a)    Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration or termination of waiting periods imposed under the HSR Act shall have been obtained or made.

(b)    Governmental Restraints. No order, decree or injunction of any Governmental Body shall be in effect, and no Law shall have been enacted or adopted that enjoins, prohibits or makes illegal the consummation of the Transactions and no Proceeding by any Governmental Body with respect to the Transactions shall be pending that seeks to restrain, enjoin, prohibit or delay the Transactions.

(c)    R&W Policy. The R&W Policy shall be in full force and effect in accordance with its terms.

(d)    Specified Parent Common Stock. The shares of Specified Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE.

9.2    Conditions to Obligations of the Parent and Merger Sub. The obligations of the Parent and Merger Sub to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Parent (in the Parent’s sole discretion):

(a)    Representations and Warranties of the Company. The representations and warranties of the Company in Article V (without giving effect to any “materiality,” “in all material respects,” “Company Material Adverse Effect,” or similar qualifiers), shall be true and correct on the date of this Agreement and as of the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such specific date), with only such failures to be so true and correct, taken as a whole, as have not resulted, and would not reasonably be expected to result in a Company Material Adverse Effect; provided, however, that the Company Fundamental Representations, other than the representations and warranties set forth in Section 5.5, shall be true and correct in all respects as of the applicable dates referred to above; provided, further, that the representations and warranties set forth in Section 5.5 shall be true and correct in all respects as of the applicable dates referred to above, except for any de minimis inaccuracies.

(b)    Performance by Company and Stockholders. The Company and the Stockholders shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company or the Stockholders, as applicable, on or prior to the Closing Date.

(c)    Representations and Warranties of the Stockholders. The representations and warranties of the Stockholders in Article VII shall be true and correct on the date of this Agreement and as of the Closing Date as if remade on the Closing Date with only such failures to be so true and correct, taken as a whole, as have not resulted, and would not reasonably be expected to result in a material adverse effect on the ability of the Stockholders to consummate the Transactions or perform their obligations under the Transaction Documents.

(d)    Closing Certificate of the Company. The Parent and Merger Sub shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of the Company certifying that, to the best of such Responsible Officer’s knowledge, the conditions set forth in Sections 9.2(a) and 9.2(b) have been satisfied.

(e)    Closing Deliverables. The Company and the Stockholders’ Representative shall have delivered or caused to be delivered all of the closing deliveries set forth in Sections 4.2(b).

9.3    Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Company (in the Company’s sole discretion):

(a)    Representations and Warranties. The representations and warranties of the Parent and Merger Sub in Article VI (without giving effect to any “materiality,” “in all material respects,” “Parent Material Adverse Effect,” or similar qualifiers), shall be true and correct on the date of this Agreement and as of the Closing Date as if remade on the Closing Date (except, in each case, for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such specific date), with only such failures to be so true and correct, taken as a whole, as have not resulted, and would not reasonably be expected to result in a Parent Material Adverse Effect; provided, however, that the Parent Fundamental Representations shall be true and correct in all respects as of the applicable dates referred to above.

(b)    Performance. The Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Parent and Merger Sub on or prior to the Closing Date.

(c)    Closing Certificate.

(i)    The Company shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of the Parent certifying that, to the best of such Responsible Officer’s knowledge, the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied.

(ii)    The Company shall have received a certificate, dated as of the Closing Date, signed by a Responsible Officer of Merger Sub certifying that, to the best of such Responsible Officer’s knowledge, the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied.

(d)    Closing Deliverables. The Parent and Merger Sub shall have delivered or caused to be delivered all of the closing deliveries set forth in Section 4.2(a) and in the other Transaction Documents.

ARTICLE X

TERMINATION RIGHTS

10.1    Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows:

(a)    By mutual written consent of the Parent and the Company;

(b)    By either the Parent or the Company if any Governmental Body of competent jurisdiction shall have issued a final and non-appealable order, decree or judgment prohibiting the consummation of the Transactions;

(c)    By either the Parent or the Company in the event that the Closing has not occurred on or prior to December 31, 2017 (the “Termination Date”); provided, however, that if the applicable waiting period under the HSR Act has not terminated or expired prior to such date because an Antitrust Authority has made a request for additional information or documentary material relevant to the Transactions after the initial filing, the Termination Date shall be automatically extended until February 28, 2018; provided, further, however, that (i) the Company may not terminate this Agreement pursuant to this Section 10.1(c) if such failure of the Closing to occur is due to the failure of the Company, the Stockholders’ Representative or any Stockholder to perform and comply in all material respects with the covenants and agreements to be performed or complied with by the Company, the Stockholders’ Representative or such Stockholder, as applicable, and (ii) the Parent may not terminate this Agreement pursuant to this Section 10.1(c) if such failure of the Closing to occur is due to the failure of the Parent to perform and comply in all material respects with the covenants and agreements to be performed or complied with by the Parent; or

(d)    By either the Parent or the Company if there shall have been a breach or inaccuracy of the other Party’s representations and warranties in this Agreement or a failure to perform its covenants and agreements in this Agreement (which, in the case of the right of termination (i) by the Company, shall also include any breach by Merger Sub and (ii) by the Parent, shall also include any breach by the Stockholders’ Representative or any Stockholder), in any such case in a manner that would result in, if occurring and continuing on the Closing Date, the failure of the conditions to the Closing set forth in Section 9.2(a), 9.2(c) or 9.3(a), as applicable, unless such failure is reasonably capable of being cured by the Termination Date, in which case, so long as the breaching Party is using commercially reasonable efforts to cure such failure, the breaching Party shall have 30 days (but in no event beyond the Termination Date) after receipt of notice from the terminating party of its intention to terminate this Agreement pursuant to this Section 10.1(d) to cure such failure before the terminating Party may so terminate this Agreement; provided, however, no Party may terminate this Agreement pursuant to this Section 10.1(d) if (i) any of such Party’s representations and warranties shall have become and continue to be untrue in a manner that would cause the condition set forth in Section 9.2(a), Section 9.2(c) (with respect to a termination by the Company) or Section 9.3(a), as applicable, not to be satisfied or (ii) there has been, and continues to be, a failure by such Party to perform its covenants and agreements in such a manner as would cause the condition set forth in Section 9.2(b) or Section 9.3(b), as applicable, not to be satisfied.

Any Party desiring to terminate this Agreement pursuant to this Section 10.1 shall give written notice of such termination to the other Parties to this Agreement.

10.2    Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 10.1, all rights and obligations of the Parties under this Agreement shall terminate, except for the provisions of this Section 10.2, Article XII and Sections 8.6, 13.1, 13.3, 13.6, 13.8, 13.9; provided, however, that in the event this Agreement is terminated pursuant to Sections 10.1(c) or 10.1(d), nothing herein shall relieve any Party from any liability for any willful and intentional breach of this Agreement by such Party or for Fraud by such Party and all rights and remedies of a non-breaching Party under this Agreement in the case of any such willful and intentional breach or Fraud, at law and in equity, shall be preserved, including the right to recover reasonable attorneys’ fees and expenses. Except to the extent otherwise provided in the immediately preceding sentence, the Parties agree that, if this Agreement is terminated, the Parties shall have no liability to each other under or relating to this Agreement.

ARTICLE XI

INDEMNIFICATION

11.1    Indemnification by the Stockholders.

(a)    Subject to the terms of this Article XI, from and after the Closing, the Stockholders shall, jointly and severally, indemnify and hold harmless the Parent, the Surviving Corporation and LLC Sub and their respective Affiliates and each of their respective direct or indirect members (including partners, shareholders and members of members), directors, officers, employees, consultants, representatives, agents and permitted assigns (collectively, the “Parent Indemnitees”) to the fullest extent permitted by Law, from and against, without any duplication, any losses, claims, penalties, fines, disbursements, damages, liabilities, amounts paid in settlement and costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) incurred, arising out of or relating to:

(i)    any breach of any of the representations or warranties of the Company contained in Article V or the certification of a Responsible Officer of the Company delivered to the Parent and Merger Sub pursuant to Section 9.2(d);

(ii)    any breach of any of the covenants or agreements of the Company or the Stockholders’ Representative contained in this Agreement; and

(iii)    any and all Company Taxes.

(b)    Each Stockholder shall severally, and not jointly, indemnify and hold harmless the Parent Indemnitees to the fullest extent permitted by Law, from and against, without any duplication, any Losses incurred, arising out of or relating to:

(i)    any breach of the representations and warranties of such Stockholder set forth in Article VII; and

(ii)    any breach of the covenants and agreements of such Stockholder contained in Section 8.9.

11.2    Indemnification by the Parent. Subject to the terms of this Article XI, from and after the Closing, the Parent shall indemnify and hold harmless the Stockholders and their respective Affiliates and each of their respective direct or indirect members (including partners, shareholders and members of members), directors, officers, employees, consultants, representative, agents and permitted assigns (collectively, the “Stockholder Indemnitees” and, together with the Parent Indemnitees, the “Indemnitees”), to the fullest extent permitted by law, from and against, without any duplication, Losses incurred, arising out of or relating to:

(a)    any breach of any of the representations or warranties of the Parent or Merger Sub contained in this Agreement or the certifications of the Responsible Officers of each of the Parent and Merger Sub delivered to the Company pursuant to Section 9.3(c); and

(b)    any breach of any of the covenants or agreements of the Parent or Merger Sub contained in this Agreement.

11.3    Limitations and Other Indemnity Claim Matters. Notwithstanding anything to the contrary in this Article XI or elsewhere in this Agreement, the following terms shall apply to any claim for monetary damages arising out of this Agreement or related to the Transactions:

(a)    Mini-Basket.

(i)    The Stockholders will not have any liability under Section 11.1(a)(i) in respect of any individual Indemnification Claim or series of related Indemnification Claims unless and until such Indemnification Claim or Indemnification Claims involve Losses in excess of $15,000 to any Parent Indemnitee; provided that the limitation set forth in the first clause of this Section 11.3(a)(i) shall not apply to Losses arising from any breach or inaccuracy of the representations and warranties set forth in the Company Fundamental Representations; provided, further that the Stockholders will not have any liability under Section 11.1(a)(i) in respect of any individual Indemnification Claim or series of related Indemnification Claims for Losses arising from any breach or inaccuracy of the representations and warranties set forth in the first two sentences of Section 5.9(b) unless and until such Indemnification Claim or Indemnification Claims involve Losses in excess of $100,000 (together with the limitation set forth in the first clause of this Section 11.3(a)(i), the “Mini-Basket”); provided, further that all Losses for which the Stockholders are not required to indemnify the Parent Indemnitees because the associated Losses do not equal or exceed the applicable Mini-Basket set forth in this Section 11.3(a)(i) shall nevertheless be applied towards the Deductible under Section 11.3(b)(i).

(ii)    The Parent will not have any liability under Section 11.2(a) in respect of any individual Indemnification Claim or series of related Indemnification Claims unless and until such Indemnification Claim or Indemnification Claims exceed the amount set forth in the first clause of Section 11.3(a)(i); provided that the limitation set forth in this Section 11.3(a)(ii) shall not apply to Losses arising from any breach or inaccuracy of the representations and warranties set forth in Sections 6.1, 6.2, 6.3(a), 6.5, 6.10 and 6.12 (collectively, the “Parent Fundamental Representations”); provided, further that all Losses for which the Parent is not required to indemnify the Stockholder Indemnitees because the associated Losses do not equal or exceed the amount set forth in the first clause of Section 11.3(a)(i) shall be applied towards the Deductible under Section 11.3(b)(i).

(b)    Deductible.

(i)    The Stockholders will not have any liability under Section 11.1(a)(i) until the Parent Indemnitees have suffered Losses in excess of $1,325,000 (the “Deductible”) arising from Indemnification Claims under Section 11.1(a)(i), and then the recoverable Losses under Section 11.1(a)(i) shall be limited to those that exceed the Deductible; provided that the limitation set forth in this Section 11.3(b)(i) shall not apply to Losses arising from any breach or inaccuracy of any Company Fundamental Representation or any representation or warranty contained in the first two sentences of Section 5.9(b).

(ii)    Parent will not have any liability under Section 11.2(a) until the Stockholder Indemnitees have suffered Losses in excess of the Deductible arising from Indemnification Claims under Section 11.2(a), and then the recoverable Losses under Section 11.2(a) shall be limited to those that exceed the Deductible; provided that the limitation set forth in this Section 11.3(b)(ii) shall not apply to Losses arising from any breach or inaccuracy of any Parent Fundamental Representation.

(c)    Cap.

(i)    Other than in the case of Fraud, the Stockholders’ liability under this Article XI shall not exceed the Indemnification Escrow Amount (the “Cap”); provided that the limitation set forth in this Section 11.3(c)(i) shall not apply to (A) Losses arising from any breach or inaccuracy of any Company Fundamental Representation, (B) Losses determined under Section 11.1(a)(ii) or 11.1(a)(iii), or (C) Losses determined under Section 11.1(b); provided, further, that in no event shall the Stockholders’ aggregate liability arising under this Article XI exceed the sum of $132,500,000 plus the market value of the Specified Parent Common Stock as of the market close on the Business Day immediately preceding the Closing Date.

(ii)    Other than in the case of Fraud, the aggregate liability of Parent under this Article XI shall not exceed the Cap; provided that the limitation set forth in this Section 11.3(c)(ii) shall not apply to (A) Losses arising from any breach or inaccuracy of any Parent Fundamental Representation; or (B) Losses determined under Section 11.2(b); provided, further, that in no event shall the aggregate liability of Parent arising under this Article XI exceed the sum of the market value of the Specified Parent Common Stock as of the market close on the Business Day immediately preceding the Closing Date plus the aggregate value of all amounts recovered by the Parent Indemnitees from the Escrow Account and the Stockholders under this Article XI.

(d)    Survival; Claims Period.

(i)    Notwithstanding anything to the contrary in this Agreement, in no event shall any of the Indemnified Parties be permitted to make any Claim under Section 11.1 or Section 11.2 unless such Claim is first made on or prior to the 18-month anniversary of the Closing Date; provided, however, that such 18-month survival period shall not apply to (A) any Claim under Section 11.1(a)(i) or Section 11.2(a) relating to the breach of any representation or warranty contained in the Company Fundamental Representations or the Parent Fundamental Representations, (B) any Claim under Section 11.1(a)(i) relating to the breach of any representation or warranty contained in Section 5.13, (C) any Claim under Section 11.1(a)(ii), (D) any Claim under Section 11.1(a)(iii), (E) any Claim under Section 11.1(b)(i), (F) any Claim under Section 11.1(b)(ii) or (G) any Claim under 11.2(b). Any such Claims described in (w) subsections (A) or (D) in the sentence above shall be asserted on or before the date which is 30 days after the expiration of the applicable statute of limitations, (x) subsection (B) and (E) in the sentence above shall be asserted on or before the expiration of the applicable statute of limitations, and (y) subsections (C), (F) and (G) in the sentence above shall be governed by Section 11.3(d)(ii) (the date, if any, on which a Claim contained herein so expires, the “Expiration Date”).

(ii)    Any covenants or agreements contained in this Agreement (whether in respect of pre-Closing or post-Closing period), including under Section 11.1(a)(ii) or 11.1(b)(ii) and under Section 11.2(b), shall survive until fully discharged in accordance with this Agreement.

(iii)    No indemnifying Party shall have any liability for indemnification claims made under this Article XI with respect to any breach of any representation or warranty unless a Claim Notice in respect of such claim is timely given in accordance with this Agreement on or prior to the applicable Expiration Date. If a Claim Notice has been timely given in accordance with this Agreement on or prior to the applicable Expiration Date, then the applicable representation or warranty shall survive as to such Indemnification Claim until such Indemnification Claim has been finally resolved.

(e)    Calculation of Losses. In calculating amounts payable to any Stockholder Indemnitee or Parent Indemnitee (each such person, an “Indemnified Party”) for a claim for indemnification hereunder, the amount of any indemnified Losses shall be determined without duplication of any other Loss for which an indemnification claim has been made and shall be computed net of (i) payments actually recovered by or on behalf of the Indemnified Party under any insurance policy (other than the R&W Policy) with respect to such Losses (provided, however, that (A) the amount of any such payments shall be adjusted to account for the cost incurred by an Indemnified Party for increased insurance premiums (other than in connection with the R&W Policy) and (B) nothing contained herein or otherwise shall create any obligation on the part of any Indemnified Party to pursue any insurance recovery with respect to any Losses other than under the R&W Policy; (ii) any prior or subsequent actual recovery by the Indemnified Party from any Person with respect to such Losses (provided, however, that nothing contained herein or otherwise shall create any obligation on the part of any Indemnified Party to pursue any such recovery with respect to any Losses other than under the R&W Policy); and (iii) the amount of any net Tax benefit, which shall be measured by actual cash Tax savings, that is attributable to any deduction or loss resulting from or arising out of the relevant Loss and that is actually realized by the Indemnified Party during or prior to the taxable year in which the Indemnified Party receives the relevant indemnification payment. In addition, each Indemnified Party shall make commercially reasonably efforts to mitigate any Losses that an Indemnified Party asserts under this Article X within a reasonable period of time following the discovery by such Indemnified Party of the fact, event or circumstances giving rise to such Losses (and, for an indemnified Person that is not a natural person, the bringing to the attention of a responsible officer thereof of such fact, event or circumstance). In the event that an Indemnified Party shall fail to make such commercially reasonable efforts to mitigate any such Losses, then notwithstanding anything else to the contrary contained herein, the indemnifying Party shall not be required to indemnify any Indemnified Party for such portion of any Loss that could reasonably have been avoided if the Indemnified Party had made such efforts.

(f)    Recovery. In the event that any Losses are suffered by any one or more Indemnified Parties for which any such Indemnified Party is entitled to indemnification under this Article XI and any such Indemnified Party is indemnified by an indemnifying Party with respect to such Losses, then such Losses shall be deemed to have been fully satisfied and shall no longer exist and, therefore, any further recovery by such Indemnified Party or any other indemnified Party from any indemnifying Party for such same Losses would constitute an unintended “double” recovery and shall be prohibited under this Agreement. For the avoidance of doubt, this Section 11.3(f) is intended solely to preclude “double”‘ recovery for such same Losses, and nothing contained herein shall be construed to preclude recovery for different Losses caused or deemed to be caused by the same event or similar Losses incurred by multiple Indemnitees. Notwithstanding the foregoing, the Parent Indemnitees shall not be required to pay over to the Stockholders’ Representative (for the benefit of the Stockholders) any amounts recovered pursuant to the R&W Policy, unless such amounts are duplicative of amounts paid by the Stockholders’ Representative (on behalf of the Stockholders) with respect to any Indemnification Claims by the Parent or Merger Sub under Section 11.1(a)(i).

(g)    Sole and Exclusive Remedy; Escrow.

(i)    From and after the Closing, the remedies provided in this Article XI shall be the sole and exclusive legal remedies of the Parties with respect to this Agreement and the Transactions, the Company and its Subsidiaries, and any of their respective current or former businesses, operations, facilities or properties, except in the case of Fraud and except for claims by the Parent Indemnitees for recovery under the R&W Policy.

(ii)    Any indemnity amounts payable to a Parent Indemnitee in accordance with this Article XI shall be paid, if and to the extent there are any funds remaining in the Escrow Account, first from the Indemnification Escrow Amount (and any interest thereon) in the Escrow Account by delivery of joint written instructions from the Stockholders’ Representative and the Parent to the Escrow Agent to pay to such Parent Indemnitee an amount equal to the lesser of (A) the Indemnification Escrow Amount (and any interest thereon) remaining in the Escrow Account (without taking into account such release) and (B) the amount of such Indemnification Claim submitted by the Parent Indemnitees in accordance with this Article XI. Any amounts payable to a Parent Indemnitee in accordance with this Article XI in excess of the Indemnification Escrow Amount (and any interest thereon) remaining in the Escrow Account (without taking into account such release) or following the date when there are no funds remaining in the Escrow Account shall, at the election of the Stockholders’ Representative (on behalf of the Stockholders), be satisfied in cash or Specified Parent Common Stock, which shall have a market value measured as of the market close on the Business Day immediately preceding the date of final and conclusive settlement of the applicable Indemnification Claim.

(iii)    On the First Escrow Release Date, the Parent and the Stockholders’ Representative shall prepare and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release one-half of the Indemnification Escrow Amount (and any interest thereon), remaining in the Escrow Account held by the Escrow Agent less the aggregated amount of all Losses specified in any then-unresolved good faith claims for indemnification made pursuant to the terms of this Agreement and the Escrow Agreement to the Stockholders’ Representative (for the benefit of the Stockholders).

(iv)    On the Second Escrow Release Date, the Parent and the Stockholders’ Representative shall prepare and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to release all of the remaining Indemnification Escrow Amount (and any interest thereon), if any, held in the Escrow Account held by the Escrow Agent less the aggregated amount of all Losses specified in any then-unresolved good faith claims for indemnification made pursuant to the terms of this Agreement and the Escrow Agreement to the Stockholders’ Representative (for the benefit of the Stockholders).

(h)    Notwithstanding anything to the contrary in this Agreement, the Parties agree that recovery for Indemnification Claims by the Parent Indemnitees pursuant to Section 11.1(a)(i) shall be subject to the following requirements:

(i)    Until the Second Escrow Release Date and while funds remain in the Escrow Account, the Parent Indemnitees shall first seek recovery from the Escrow Account for Indemnification Claims pursuant to Section 11.1(a)(i). After the Second Escrow Release Date, or at the point when no funds remain in the Escrow Account, the Stockholders shall not have any liability for any Losses arising pursuant to Section 11.1(a)(i), other than in the case of Fraud and except with respect to any breach relating to a Company Fundamental Representation.

(ii)    With respect to any breach relating to any representation or warranty contained in the Company Fundamental Representations or any representation or warranty contained in the first two sentences of Section 5.9(b), at the point (A) when no funds remain in the Escrow Account and (B) no recovery is allowed under the R&W Policy, the Parent Indemnitees may seek recovery from the Stockholders subject, in each case, to the applicable limitations contained in this Article XI; provided, however, that after the point when no funds remain in the Escrow Account and prior to seeking recovery under the R&W Policy with respect to any such breaches, the Parent Indemnitees may seek recovery directly from the Stockholders in an amount up to, but not exceeding, $1,325,000 in the aggregate (which together with the Indemnification Escrow Amount is equal to the required retention amount under the R&W Policy).

11.4    Indemnification Procedures.

(a)    Each Indemnitee agrees that promptly after it becomes aware of facts giving rise to a claim by it for indemnification pursuant to this Article XI or circumstances which, with the lapse of time, such Indemnitee reasonably believes is likely to give rise to a claim by it for indemnification pursuant to this Article XI, such Indemnitee must assert its claim for indemnification under this Article XI (each, an “Indemnification Claim”) by providing a written notice (a “Claim Notice”) to the indemnifying Party allegedly required to provide indemnification protection under this Article XI specifying, in reasonable detail, the nature and basis for such Indemnification Claim or potential Indemnification Claim (e.g., the underlying representation, warranty, covenant or agreement alleged to have been breached). Notwithstanding the foregoing, an Indemnitee’s failure to send or delay in sending a Claim Notice will not relieve the indemnifying Party from liability hereunder with respect to such Indemnification Claim, except to the extent the indemnifying Party is materially prejudiced by such failure or delay and except as is otherwise provided herein, including in Section 11.3(d).

(b)    In the event of the assertion of any third party Indemnification Claim for which, by the terms hereof, an indemnifying Party is obligated to indemnify an Indemnitee, the indemnifying Party will have the right, at such indemnifying Party’s expense, to assume the defense of same (so long as prior to assuming the defense of same, such indemnifying Party acknowledges its obligation to indemnify the indemnified Party in writing) including the appointment and selection of counsel on behalf of the Indemnitee so long as such counsel is reasonably acceptable to the Indemnitee; provided, however, to the extent that the object of such third party Indemnification Claim is to obtain an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnitee which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnitee, (ii) if the named parties to any such action or proceeding (including any impleaded parties) include both the Indemnitees and the indemnifying Party and the former shall have been advised in writing by counsel (with a copy to the indemnifying Party) that there are one or more legal or equitable defenses available to them that are different from or additional to those available to indemnifying Party, (iii) if the indemnifying Party fails to provide reasonable assurance to the Indemnitee of its financial capacity to defend the claim and provide indemnification with respect to such claim, (iv) if the Indemnitee demonstrates there is a reasonable probability that the claim would adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement (including potentially establishing a precedent or custom adverse to the Indemnitee, whether or not monetary damages are also asserted in connection with such claim) the indemnifying Party shall not have the right to assume the defense of same, but rather Indemnitee shall control the defense (although the indemnifying Party will have reasonable information and consultation rights in connection therewith and the Indemnitee not shall settle such Indemnification Claim without the other indemnifying Party’s prior consent, such consent not to be unreasonably withheld, conditioned or delayed). If the indemnifying Party elects to assume the defense of any such third party Indemnification Claim, it shall within 30 days notify the Indemnitee in writing of its intent to do so. The indemnifying Party will have the right to settle or compromise or take any corrective or remediation action with respect to any such Indemnification Claim by all appropriate proceedings, which proceedings will be diligently prosecuted by the indemnifying Party to a final conclusion or settled at the discretion of the indemnifying Party. The Indemnitee will be entitled, at its own cost, to participate with the indemnifying Party in the defense of any such Indemnification Claim. If the indemnifying Party assumes the defense of any such third-party Indemnification Claim but fails to diligently prosecute such Indemnification Claim, or if the indemnifying Party does not assume the defense of any such Indemnification Claim, the Indemnitee may assume control of such defense and in the event it is finally determined pursuant to the procedures set forth in Article XII that the Indemnification Claim was a matter for which the indemnifying Party is required to provide indemnification under the terms of this Article XI, the indemnifying Party will bear the reasonable costs and expenses of such defense (including reasonable attorneys’ fees and expenses). The Party in charge of the defense shall keep the other party reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If any Indemnitee desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense.

(c)    Notwithstanding anything to the contrary in this Agreement, the indemnifying Party will not be permitted to settle, compromise, take any corrective or remedial action or enter into an agreed judgment or consent decree, in each case, (i) that does not unconditionally release the Indemnitees from all liabilities and obligations with respect to such Indemnification Claim, (ii) that imposes injunctive or other equitable relief against Indemnitee, or (iii) under which the Indemnitee would be required to pay any portion of any monetary damages arising as a result of the claim, in each case without the Indemnitee’s prior written consent.

(d)    Any indemnity payments made under this Agreement shall be treated for all Tax purposes as an adjustment to the Final Cash Merger Consideration unless otherwise required by applicable Law.

11.5    Materiality. For purposes of this Article XI, any failure of any representation or warranty set forth in this Agreement to be true and correct and any Losses arising out of or resulting from such failure shall be determined without giving effect to any qualifications regarding materiality, the use of the word “material” in the definitions of “Company Material Adverse Effect,” “Parent Material Adverse Effect” or similar qualifications contained in or otherwise applicable to such representation or warranty.

11.6    No Reliance; Waiver of Certain Damages.

(a)    THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY CONTAINED IN ARTICLE V AND IN ANY CERTIFICATION OF A RESPONSIBLE OFFICER OF THE COMPANY PURSUANT TO SECTION 9.2(d) CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY TO THE PARENT AND MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS CONTAINED IN ARTICLE VII CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS TO THE PARENT AND MERGER SUB IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE REPRESENTATIONS OF PARENT AND MERGER SUB CONTAINED IN ARTICLE VI AND IN ANY CERTIFICATION OF A RESPONSIBLE OFFICER OF PARENT OR MERGER SUB PURSUANT TO SECTION 9.3(C) CONSTITUTE THE SOLE AND EXCLUSIVE

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB TO THE COMPANY IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, NO PARTY MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PARTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND EACH PARTY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE BY SUCH PARTY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING WITH RESPECT TO THE DISTRIBUTION OF, OR ANY PERSON’S RELIANCE ON, ANY INFORMATION, DISCLOSURE OR OTHER DOCUMENT OR OTHER MATERIAL MADE AVAILABLE TO THE PARENT OR TO THE COMPANY IN ANY DATA ROOM, ELECTRONIC DATA ROOM, MANAGEMENT PRESENTATION OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT). EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES, EACH PARTY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY OTHER PARTY OR ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES (INCLUDING OPINIONS, INFORMATION, PROJECTIONS, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO ANY PARTY OR ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT OR REPRESENTATIVE OF SUCH PARTY OR ANY OF ITS AFFILIATES).

(b)    No Party nor any Affiliate of a Party shall assert or threaten, and each Party hereby waives and shall cause such Affiliates to waive, any claim or other method of recovery, in contract, in tort or under applicable Law, against any Person that is not a Party (or a successor to a Party) relating to the Transactions.

(c)    IN NO EVENT SHALL ANY PARTY BE LIABLE FOR (I) PUNITIVE, OR EXEMPLARY DAMAGES OR (II) INDIRECT DAMAGES, LOST PROFITS, SPECIAL DAMAGES, DAMAGE TO REPUTATION OR LOSS OF GOODWILL (CLAUSES (I) AND (II) COLLECTIVELY, “EXCLUDED DAMAGES”), WHETHER BASED IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE; PROVIDED, HOWEVER, THAT THIS SECTION 11.6(c) SHALL NOT LIMIT A PARTY’S RIGHT TO RECOVERY UNDER THIS ARTICLE XI FOR ANY EXCLUDED DAMAGES TO THE EXTENT SUCH PARTY IS REQUIRED TO PAY SUCH DAMAGES TO A THIRD PARTY IN CONNECTION WITH A MATTER FOR WHICH SUCH PARTY WOULD OTHERWISE BE ENTITLED TO INDEMNIFICATION UNDER THIS ARTICLE XI.

ARTICLE XII

CONSENT TO JURISDICTION

12.1    Sole and Exclusive Method for Resolution of Disputes. Any dispute arising out of or relating to this Agreement or any of the Transaction Documents shall be resolved in accordance with the procedures specified in this Article XII, which shall be the sole and exclusive procedures for the resolution of any such disputes.

12.2    Negotiation Between Executives. The Parties involved in the dispute shall attempt to resolve the dispute between them promptly by negotiation between executives who have authority to settle the controversy and who are at a comparable or higher level of management than the persons who have been involved in the negotiation of this Agreement. Any Party may give the other Parties written notice of any dispute not resolved in the normal course of business; provided, however, that the requirements under this Section 12.2 shall fall away if there has been no resolution within 60 days after the delivery of the initial notice. Within seven days after delivery of such notice, the receiving Party or Parties shall submit to the other a written response. The notice and response shall include (a) a statement of that Party’s position and a summary of the arguments supporting that position, and (b) the name and title of the executive who will represent that Party and of any other person who will accompany the executive. Within 15 days after delivery of the initial notice, the executives of the Parties shall meet at a mutually acceptable time and place, and thereafter continue to meet as often as they reasonably deem necessary, to use their good faith and reasonable efforts to attempt to resolve the dispute. All negotiations pursuant to this clause shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence, and any documents or information exchanged pursuant to the preceding sentence shall be returned immediately following the earlier of the conclusion of negotiations or the institution of litigation.

12.3    Consent to Jurisdiction. The Parties irrevocably submit to the exclusive jurisdiction of the courts of Texas in Harris County or the federal courts located in the Southern District of the State of Texas, for the purposes of any Proceeding arising out of this Agreement or the Transactions (and each agrees that no such Proceeding relating to this Agreement or the Transactions shall be brought by it except in such courts). The Parties irrevocably and unconditionally waive (and agree not to plead or claim) any objection to the laying of venue of any Proceeding arising out of this Agreement or the Transactions in the courts of Texas in Harris County or the federal courts located in the Southern District of the State of Texas or that any such Proceeding brought in any such court has been brought in an inconvenient forum and agree that service of process upon such Party in any such Proceeding shall be effective if such process is given as a notice in accordance with Section 13.3 of this Agreement. Each of the Parties also agrees that any final and non-appealable judgment against a Party in connection with any Proceeding shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

12.4    Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY ACTION OR PROCEEDING TO ENFORCE OR TO DEFEND ANY RIGHTS UNDER THIS AGREEMENT SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

12.5    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the jurisdiction provided in Section 12.3 and all such rights and remedies at law or in equity may be cumulative, except as may be limited by Article XI and the following sentence. Notwithstanding anything to the contrary herein, it is explicitly agreed that the Company shall be entitled to seek specific performance of the Parent’s obligation to consummate the Transactions only in the event that (a) all conditions in Sections 9.1 and 9.2 (other than those not satisfied primarily due to the Parent’s failure to have performed its obligations under this Agreement) have been satisfied or, to the extent permitted, waived (or, with respect to certificates to be delivered at the Closing, are capable of being satisfied upon the Closing) at the time when the Closing is required to occur pursuant to Section 2.2; and (b) the Stockholders’ Representative has irrevocably confirmed that if specific performance is granted, then the Closing pursuant to Article II will occur. The Parties further agree that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.5 and each Party waives any objection that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

ARTICLE XIII

GENERAL PROVISIONS

13.1    Amendment and Modification. This Agreement may be amended, modified or supplemented at any time prior to the Closing only by written agreement of the Parties hereto.

13.2    Waiver of Compliance; Consents. The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law, (a) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (b) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.3    Notices. Any notice, demand or communication required or permitted under this Agreement shall be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, or sent by facsimile transmission, and shall be deemed to have been duly given (a) as of the date of delivery if delivered personally or by overnight delivery service or other courier; (b) on the date receipt is acknowledged if delivered by certified mail, addressed as follows; or (c) as of the date of facsimile transmission if sent by facsimile transmission; provided that a notice of a change of address shall be effective only upon receipt thereof:

If to the Company or the Stockholders’ Representative to:

O-Tex Sellers Representative LLC

Bank of America Building, 47th Floor

700 Louisiana, Suite 4770

Houston, TX 77002

Attention: Jim Meneely

Facsimile: (713) 581-6901

with a copy to (which shall not constitute notice):

Locke Lord LLP

600 Travis, Suite 2800

Houston, TX 77002

Attention: Joe Perillo

Facsimile: (713) 229-2610

If to the Parent or Merger Sub to:

C&J Energy Services, Inc.

3990 Rogerdale Road

Houston, TX 77042

Attention: General Counsel

with a copy to (which shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin Street

Houston, TX 77002

Attention: Stephen M. Gill; W. Creighton Smith

13.4    Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. No Party may assign or transfer this Agreement or any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties; provided, however, that the Parent may assign any of its rights or delegate any of its obligations under this Agreement (other than its obligation to issue the Specified Parent Common Stock in accordance with this Agreement) without the prior written consent of the other Parties to any Subsidiary (including the Surviving Corporation or LLC Sub from and after the Closing). Notwithstanding anything to the contrary herein, it is hereby acknowledged and agreed that the Parent and, from and after the Closing, the Surviving

Corporation or LLC Sub may assign any of their respective rights under the Transaction Documents by way of security to any banks or holders of debt securities or financial institutions or hedge counterparties or any other Person lending money, providing credit or otherwise providing financing to any of the Parent, the Surviving Corporation, LLC Sub or any of their respective Affiliates, including in connection with any and all subsequent re-financings. Any attempted assignment or transfer in violation of this Agreement shall be null, void and ineffective. Notwithstanding anything to the contrary herein, no assignment pursuant to this Section 13.4 shall release the assigning Party of its obligations or liabilities under this Agreement.

13.5    Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of (a) the Parties and their successors and permitted assigns, (b) the Parent Indemnitees (solely with respect to such Persons’ rights to indemnification pursuant to Article XI) (c) the Stockholder Indemnitees (solely with respect to rights to indemnification pursuant to Article XI), (d) the Company Indemnitees (solely with respect to rights to indemnification pursuant to Section 8.12) and (e) the Stockholders (solely with respect to Article IV, Article XI, this Article XIII and Article XIV). Except as provided by the foregoing sentence, (i) none of the provisions of this Agreement shall be for the benefit of or enforceable by any third party, including any creditor of any Party or any of their Affiliates, and (ii) no such third party shall obtain any right under any provision of this Agreement or shall by reasons of any such provision make any claim in respect of any liability (or otherwise) against any other Party.

13.6    Governing Law. THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS OR PRINCIPLES THAT MIGHT REFER THE GOVERNANCE OR CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

13.7    Entire Agreement. Except for the Confidentiality Agreement, which shall survive the execution of this Agreement, this Agreement and the other Transaction Documents constitute the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the Parties or between any of them with respect to such subject matter.

13.8    Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law in any jurisdiction, (a) such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction; and (b) the Parties shall promptly amend or otherwise modify this Agreement to replace any such provision contained herein that is held invalid, illegal or unenforceable with a valid and enforceable provision giving effect to the fullest extent permitted by applicable Law to the intent of the Parties.

13.9    Representation by Counsel. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Therefore, the Parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

13.10    Disclosure Schedules.

(a)    The Company Disclosure Schedule is arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Schedule with respect to such other representations or warranties or an appropriate cross reference thereto.

(b)    The inclusion of any information in the Company Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule that such information is required to be listed in the Company Disclosure Schedule or that such items are material to the Company. The headings, if any, of the individual sections of the Company Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.

(c)    The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

13.11    PDF; Counterparts. This Agreement may be executed by PDF signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document.

ARTICLE XIV

THE STOCKHOLDERS’ REPRESENTATIVE

14.1    Authorization of the Stockholders’ Representative. The Stockholders’ Representative hereby is appointed, authorized and empowered to act as the agent of the Stockholders in connection with, and to facilitate the consummation of the Transactions and the other Transaction Documents, and in connection with the activities to be performed on behalf of the Stockholders under this Agreement and the Escrow Agreement, for the purposes and with the powers and authority hereinafter set forth in this Section 14.1 and in the Escrow Agreement, which shall include the full power and authority:

(a)    to execute and deliver the Escrow Agreement (with such modifications or changes thereto as to which the Stockholders’ Representative, in its reasonable discretion, shall have consented to) and to agree to such amendments or modifications thereto as the Stockholders’ Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the matters set forth in Article XI and this Article XIV;

(b)    to take such actions, including the disbursement of each Stockholder’s portion of the Closing Cash Date Merger Consideration and other amounts payable by the Stockholders’ Representative to the Stockholders in accordance with this Agreement and the Direction Letter, for and on behalf of the Stockholders and to execute and deliver such amendments, modifications, waivers and consents in connection with this Agreement and the other Transaction Documents and the consummation of the Transactions and thereby as the Stockholders’ Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other Transaction Documents;

(c)    as the Stockholders’ Representative of the Stockholders, to enforce and protect the rights and interests of the Stockholders and to enforce and protect the rights and interests of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement and each other Transaction Document and, in connection therewith, to (i) resolve all questions, disputes, conflicts and controversies concerning (A) the determination of any amounts pursuant to Article IV and (B) indemnification claims pursuant to Article XI; (ii) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Stockholders in connection with Article IV and Article XI and the Escrow Agreement as the Stockholders’ Representative, in its reasonable discretion, deems to be in the best interest of the Stockholders; (iii) assert or institute any claim, action, proceeding or investigation; (iv) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by the Parent, or any other Person, against the Stockholders’ Representative or any Stockholder, and following the Closing receive process on behalf of any or all Stockholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Stockholders’ Representative shall determine to be appropriate and give receipts, releases and discharges on behalf of all of Stockholders with respect to any such claim, action, proceeding or investigation; (v) file any proofs, debts, claims and petitions as the Stockholders’ Representative may deem advisable or necessary; (vi) settle or compromise any claims asserted under Article IV or

Article XI or under the Escrow Agreement; (vii) assume, on behalf of all of Stockholders, the defense of any claim that is the basis of any claim asserted under Article IV or Article XI or under the Escrow Agreement; and (viii) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations, it being understood that the Stockholders’ Representative shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;

(i)    to enforce payment from the Escrow Amount and of any other amounts payable to Stockholders, in each case on behalf of Stockholders;

(ii)    to authorize and cause to be paid out of the Escrow Amount the full amount of any indemnification claims by the Parent in favor of any Parent Indemnitee pursuant to Article XI and also any other amounts to be paid out of the Escrow Amount pursuant to this Agreement and the Escrow Agreement;

(iii)    to waive or refrain from enforcing any right of any Stockholder or of the Stockholders’ Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or any other Transaction Document;

(iv)    to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, including the Direction Letter, and, in general, to do any and all things and to take any and all action that the Stockholders’ Representative, in its sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (i) through (iii) above and the Transactions, the Escrow Agreement and the other Transaction Documents; and

(v)    to establish a reserve in an amount not to exceed Three Million Dollars ($3,000,000) from the Closing Date Cash Merger Consideration to fund certain costs and expenses set forth in the Direction Letter (the “Stockholders’ Rep Reserve”).

(d)    The Parent, the Company, the Surviving Corporation, LLC Sub and their respective Subsidiaries and Affiliates shall be entitled to rely exclusively and conclusively upon the communications, actions and omissions of the Stockholders’ Representative relating to the foregoing, as the communications, actions and omissions of the Stockholders. Neither the Parent nor the Company (i) are required to make any inquiry or investigation regarding the authority of the Stockholders’ Representative to act on behalf of all Stockholders hereunder, or (ii) shall be held liable or accountable in any manner for any communication, act or omission of the Stockholders’ Representative in such capacity, including any Losses arising out of or relating to the disbursement of each Stockholder’s portion of the Closing Date Cash Merger Consideration or any other amounts payable by the Stockholders’ Representative to the Stockholders in accordance with this Agreement and the Direction Letter. Each of the Stockholders (A) acknowledges and agrees that such Stockholder has reviewed and had reasonable opportunity to discuss in advance with the Stockholders’ Representative the portion of the Closing Date Cash

Merger Consideration and other amounts payable by the Stockholders’ Representative to such Stockholder in accordance with this Agreement and the Direction Letter and (B) hereby waives, following payment by the Parent to the Stockholders’ Representative of the Closing Date Cash Merger Consideration or any other amount payable to the Stockholders’ Representative by the Parent for the account of and on behalf of the Stockholders, in each case, in accordance with this Agreement, any Claim or other method of recovery, in contract, in tort or under applicable Law, against the Parent, Merger Sub, the Surviving Corporation or LLC Sub relating to the portion of such amount (if any) payable to such Stockholder by the Stockholders’ Representative.

(e)    Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that (i) the Stockholders’ Representative may not enter into or grant any amendments or modifications described in Section 14.1(a) or waivers or consents described in Section 14.1(b) unless such amendments, modifications, waivers or consents shall affect each Stockholder similarly and to the same relative extent, and (ii) any such amendment, modification, waiver or consent that does not affect any Stockholder similarly and to the same relative extent as it affects other Stockholders must be executed by such Stockholder to be binding on such Stockholder. The provisions of this paragraph shall not limit the ability of the Parent, the Company, the Surviving Corporation, LLC Sub and their respective Subsidiaries and Affiliates to rely exclusively and conclusively upon the communications, actions and omissions of the Stockholders’ Representative with respect to the matters provided herein.

(f)    The grant of authority provided for in this Section 14.1 (i) is coupled with an interest and is being granted, in part, as an inducement to the Company, Parent and Merger Sub to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Stockholders and shall be binding on any successor thereto, and (ii) shall survive any distribution from the Escrow Account. The Stockholders’ Representative may resign at any time, subject to the prior appointment of a successor Stockholders’ Representative reasonably acceptable to the Parent.

14.2    Compensation; Exculpation; Indemnity.

(a)    Except as set forth in Section 14.1 and any agreement among the Stockholders’ Representative and the Stockholders, the Stockholders’ Representative shall not be entitled to any fee, commission or other compensation for the performance of its service hereunder.

(b)    In dealing with this Agreement, the Escrow Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Stockholders’ Representative hereunder or thereunder, (i) the Stockholders’ Representative shall not assume any, and shall incur no, responsibility whatsoever to any Stockholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, the Escrow Agreement or any other Transaction Document, except in the event of liability directly resulting from the Stockholders’ Representative’s Fraud, gross negligence or willful misconduct, and (ii) the Stockholders’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Stockholders’ Representative pursuant to such advice shall in no event subject the Stockholders’ Representative to liability to any Stockholder except in the event of liability directly resulting from the Stockholders’ Representative’s gross negligence or willful misconduct. Except as set forth in the previous sentence, in the absence of Fraud and other than in respect of breach or non-fulfillment of any covenants or agreements hereunder, the Stockholders’ Representative, in its role as Stockholders’ Representative, shall have no liability whatsoever to the Company, the Parent, Merger Sub or any other Person.

(c)    Each Stockholder, severally (but not jointly), shall indemnify, defend and hold harmless the Stockholders’ Representative, which indemnification shall be paid by such Stockholders pro rata in accordance with the portion of the aggregate amounts received by such Person under Article IV, against all actual losses, penalties, fines, forfeitures, actions, fees, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and all expenses of document location, duplication and shipment and the amount of any judgment against it, of any nature whatsoever (collectively, the “Stockholders’ Representative Losses”), arising out of or in connection with the execution or the acts or omissions of the Stockholders’ Representative hereunder, or under the Escrow Agreement, in each case as such Stockholders’ Representative Loss is suffered or incurred; provided that Stockholders’ Representative Losses shall not include special, indirect, punitive or consequential damages of any kind whatsoever (including but not limited to lost profits of the Stockholders’ Representative), but excluding special, indirect, punitive or consequential damages of any kind required to be paid to a third party; provided, further, in the event that any such Stockholders’ Representative Loss is finally adjudicated to have been primarily caused by the Fraud, gross negligence or willful misconduct of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Stockholders the amount of such indemnified Stockholders’ Representative Loss to the extent attributable to such Fraud, gross negligence or willful misconduct. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Stockholders or otherwise. The foregoing indemnification shall not be deemed exclusive of any other right to which the Stockholders’ Representative may be entitled apart from the provisions hereof. In the event of any indemnification under this Section 14.2(c), each Stockholder shall promptly deliver to the Stockholders’ Representative full payment of his, her or its ratable share of such indemnification claim.

(d)    All of the indemnities, immunities and powers granted to the Stockholders’ Representative under this Agreement shall survive the Closing or any termination of this Agreement and the Escrow Agreement, and the foregoing indemnities and immunities will survive the resignation or removal of the Stockholders’ Representative.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its respective duly authorized officers as of the date first above written.

PARENT:
C&J ENERGY SERVICES, INC.

By:	/s/ Donald J. Gawick
Name:	Donald J. Gawick
Title:	President and Chief Executive Officer

MERGER SUB:
CAYMUS MERGER SUB, INC.

By:	/s/ Danielle Hunter
Name:	Danielle Hunter
Title:	President

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

COMPANY:
O-TEX HOLDINGS, INC.

By:	/s/ Brent Barbour
Name:	Brent Barbour
Title:	Chief Executive Officer and President

REPRESENTATIVE:
O-TEX SELLERS REPRESENTATIVE LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Manager

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

STOCKHOLDERS:

WHITE DEER ENERGY L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

WHITE DEER ENERGY TE L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

WHITE DEER ENERGY FI L.P.

By: Edelman & Guill Energy L.P., its general partner

By: Edelman & Guill Energy Ltd., its general partner

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

SCIP LIMITED PARTNERSHIP OTH, L.P.

By:	SCIP GenPar OTH, L.P.,
its general partner

By:	SCIP GenPar GP OTH, L.P.,
its general partner

By:	SCIP Apex OTH, LLC
its general partner

By:	/s/ Clive R. Holmes
Name:	Clive R. Holmes
Title:	Sole Member

SIERRA NEVADA (BERMUDA) L.P. acting by its general partner, Aguila Ltd

By:	/s/ Karen A. Corless
Name:	Karen A. Corless
Title:	Director

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

DOLITTLE PARTNERS, L.P.

By: DoLittle Investments, LLC, its general partner

By:	/s/ Jack Little
Name:	Jack Little
Title:	Managing Member

SHORES FAMILY PROPERTIES, LLC

By:	/s/ Mike Shores
Name:	Mike Shores
Title:	Member/Manager

FARGO, L.L.C.

By:	/s/ Colley Andrews
Name:	Colley Andrews
Title:	Manager

DREAMER CAPITAL, L.L.C.

By:	/s/ John Leffler
Name:	John Leffler
Title:	Member Manager

DOKA, L.L.C.

By:	/s/ Doug Rather
Name:	Doug Rather
Title:	Member

JBR FAMILY RESOURCES, L.P.

By: JBR & Sons, LLC, its general partner

By:	/s/ Brent Barbour
Name:	Brent Barbour
Title:	Member

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

/s/ John Leffler
John Leffler

/s/ Doug Rather
Doug Rather

/s/ Brent Barbour
Brent Barbour

/s/ Jesse Ulate
Jesse Ulate

/s/ James Brent Hattenbach
James Brent Hattenbach

/s/ Ben A. Guill
Ben A. Guill

/s/ Sandy Vaughan
Sandy Vaughan

/s/ James K. Meneely III
James K. Meneely III

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

EXHIBIT A

DEFINITIONS

“Acquisition Proposal” is defined in Section 8.11(a).

“Acquisition Transaction” is defined in Section 8.11(a).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Transaction” is defined in Section 5.20.

“Agreement” is defined in the preamble to this Agreement.

“Antitrust Authority” is defined in Section 8.5(a).

“Antitrust Law” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws related to merger control or designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, in the United States.

“Applicable Date” means January 6, 2017, the date that the Parent consummated its plan of reorganization and emerged from its proceedings under Chapter 11 of the United States Bankruptcy Code in the in the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

“Auditors” is defined in Section 4.3(b).

“Benefit Program” is defined in Section 5.18(a).

“Business” means the business of providing cement services for the oil and gas industry.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in the State of Texas are authorized or obligated to be closed by applicable Laws.

“Cancelled Shares” is defined in Section 3.1(c).

“Cap” is defined in Section 11.3(c).

“Capitalized Lease” means any lease or other Contract of the Company or its Subsidiaries that is required to be capitalized in accordance with GAAP.

“Cash” means cash (a) in the bank plus (i) deposits in transit to the extent there has been a reduction of receivables on account thereof less (ii) outstanding checks to the extent there has been a reduction of accounts payable on account thereof, plus (b) petty cash. “Cash” includes cash that is restricted by Indebtedness.

“Certificates” is defined in Section 3.4.

“Certifications” means all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act.

“Change in Control Payments” means those amounts due at Closing to the Employees set forth on Section 4.1(a)(v) of the Company Disclosure Schedule.

“Claim” means all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of or in connection with any threatened or actual Proceeding.

“Claim Notice” is defined in Section 11.4(a).

“Closing” is defined in Section 2.2(a).

“Closing Adjustment Escrow Amount” means Two Million Dollars ($2,000,000) plus the Disputed Estimated Closing Date Amount.

“Closing Cash” means the Cash of the Company and its Subsidiaries (including the pro-rata portion of the Raptor Cash) as of the Closing Date.

“Closing Date” is defined in Section 2.2(a).

“Closing Date Cash Merger Consideration” means an amount equal to (i) $132,500,000, minus (ii) an amount equal to the Estimated Closing Indebtedness, minus (iii) an amount equal to the Estimated Transaction Expenses, minus (iv) the Closing Adjustment Escrow Amount, minus (v) the Indemnification Escrow Amount, minus (vi) an amount equal to the Estimated Working Capital Deficit (if any), minus (vii) an amount equal to fifty percent (50%) of the Premium Balance for the R&W Policy, plus (viii) an amount equal to fifty percent (50%) of the premium for the D&O Policy, plus (ix) an amount equal to the Estimated Working Capital Excess (if any), plus (x) an amount equal to the Estimated Closing Cash.

“Closing Indebtedness” means the outstanding Indebtedness of the Company and its Subsidiaries as of the Closing Date (but excluding, for the avoidance of doubt, any Indebtedness incurred by the Parent in connection with the Transactions).

“Closing Statement” is defined in Section 4.3(b).

“Closing Transaction Expenses” means the Transaction Expenses as of the Closing Date.

“Code” is defined in the recitals to this Agreement.

“Company” is defined in the recitals to this Agreement.

“Company Audited Financial Statements” is defined in Section 5.10(a).

“Company Board” is defined in the recitals to this Agreement.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Common Stock” is defined in Section 3.1(b).

“Company Environmental Information” is defined in Section 5.13(b).

“Company Disclosure Schedule” means the disclosure schedule to this Agreement prepared by the Company and delivered to the Parent on the Execution Date.

“Company Financial Statements” is defined in Section 5.10(a).

“Company Fundamental Representations” means the representations and warranties set forth in Sections 5.1, 5.2, 5.3(a), 5.5, 5.17, 5.20 and 5.28.

“Company Indemnitees” is defined in Section 8.12(a).

“Company Material Adverse Effect” means any circumstance, development, change, event, occurrence, state of affairs, or effect that individually or in the aggregate with any other circumstance, development, change, event, occurrence, state of affairs, or effect (a) has had or would reasonably be expected to have a material adverse effect on the financial conditions, results of operations, properties, assets or liabilities of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, or materially impair or delay, the ability of the Company to consummate the Transactions or otherwise perform in all material respects its obligations under this Agreement; provided, however, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect:

(a)    any change in economic, political or business conditions (including, without limitation, changes or developments in commodity prices or other factors generally affecting the oilfield services industry);

(b)    changes resulting from the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of the Company or its Subsidiaries’ physical properties to the extent such change or effect would otherwise constitute a Company Material Adverse Effect);

(c)    a decline in market price, or a change in trading volume, of the Company Common Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur);

(d)    changes in accounting requirements or principles imposed by GAAP after the Execution Date;

(e)    changes in applicable Laws affecting the after the Execution Date;

(f)    the entry into this Agreement or the announcement or consummation of the Transactions (solely as it relates to the identity of the Parent or its Affiliates);

(g)    any act or omission to act by Parent, Merger Sub or LLC Sub, or any of their respective Affiliates;

(h)    any act or omission to act by the Company or any of its Subsidiaries or any Stockholder or any of its Affiliates, to the extent contemplated by this Agreement or necessary to consummate the Transactions, or taken (or omitted to be taken) at the request of, or with the prior written consent or waiver of, Parent, Merger Sub or LLC Sub, or any of their respective Affiliates; and

(i)    any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings or cash position (it being understood that any underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur);

provided that the incremental extent of any disproportionate change, event, occurrence, development, effect, condition, circumstance or matter described in clauses (a) through (i) with respect to the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in such industry in the same regions and segments as the Company and its Subsidiaries, may be considered and taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Option” or “Company Options” means an option to purchase shares of Company Common Stock issued pursuant to the Company Stock Incentive Plan.

“Company Preferred Stock” is defined in Section 3.1(b).

“Company Restated Certificate of Formation” means the Restated Certificate of Formation with New Amendments of the Company, effective as of May 31, 2016.

“Company Shares” means the shares of Company Common Stock and Company Preferred Stock.

“Company Stock Incentive Plan” means the O-Tex Amended and Restated Stock Incentive Plan.

“Company Taxes” means all Taxes imposed by any applicable laws on the Company, any of its direct or indirect owners or Affiliates, or any Consolidated Group of which any of the foregoing is or was a member, that are attributable to the Pre-Closing Taxable Period or to the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 8.14(c)); provided that no such Tax will constitute a Company Tax (i) to the extent such Tax was included as a Current Liability in the final determination of Working Capital or (ii) to the extent such Tax results from any transaction not in the ordinary course of business (i.e., not consistent with past customs and practices of the Company and its Subsidiaries) engaged in by the Company or its Subsidiaries on the Closing Date after the Closing.

“Company Unaudited Financial Statements” is defined in Section 5.10(a).

“Confidential Information” is defined in Section 8.9(a).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 21, 2017 between CJ Holding Co., a Delaware corporation, and O-Tex Pumping, LLC, an Oklahoma limited liability company.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any required by a Governmental Body).

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax returns and any similar group under foreign, state or local law.

“Contract” means any written agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument or other legally binding arrangement.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, (iii) under Sections 412, 430, 431, 436 or 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, in each case, other than such liabilities that arise solely out of, or relate solely to, the Benefit Programs listed in Section 5.18(a) of the Company Disclosure Schedule.

“Current Assets” means the sum of the current assets of the Company and its Subsidiaries (other than Raptor), determined in accordance with GAAP (except as otherwise set forth in the Working Capital Calculation), excluding (i) any Cash and (ii) any Tax assets. For the avoidance of doubt, deferred Tax assets shall not be taken into account in the determination of Current Assets. In the event of any conflict between the Working Capital Calculation and GAAP, the Working Capital Calculation shall control.

“Current Liabilities” equals the sum of the current liabilities of the Company and its Subsidiaries (other than Raptor), determined in accordance with GAAP (except as otherwise set forth in the Working Capital Calculation), excluding (i) any Income Tax liabilities, (ii) any Closing Indebtedness and related interest payable and (iii) any Transaction Expenses. For the avoidance of doubt, deferred Tax liabilities shall not be taken into account in the determination of Current Liabilities. In the event of any conflict between the Working Capital Calculation and GAAP, the Working Capital Calculation shall control.

“D&O Tail Policy” is defined in Section 8.13.

“Data” shall mean all information and data, whether in printed or electronic form and whether contained in a database or otherwise, of the Company or its Subsidiaries used or held for use in the Business.

“Deductible” is defined in Section 11.3(b)(i).

“Delaware Certificate of Merger” is defined in Section 2.2(b).

“Determination Letter Date” is defined in Section 8.10(d).

“DGCL” means the Delaware General Corporation Law.

“Direction Letter” is defined in Section 3.1(b).

“Disputed Estimated Closing Date Amount” is defined in Section 4.3(a).

“Effective Date” means March 1, 2013 with respect to the Premier Fabricators Asset Purchase Agreement, June 12, 2016 with respect to the Sanjel Assignment Agreement and January 13, 2017 with respect to the RockPile Asset Purchase Agreement.

“Effective Time” is defined in Section 2.2(b)

“Employee” means an individual who is employed by the Company or any of its Subsidiaries as of the Closing Date, including any such employees who are not actively at work on the Closing Date due to a leave of absence.

“Employee Benefit Plan” is defined in Section 5.18(a).

“End of Suspension Notice” is defined in Section 8.16(b)(ii).

“Enforceability Exceptions” is defined in Section 5.2(b).

“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.

“Environmental Claim” means any accusation, allegation, notice of violation, action, claim, lien, demand, order or enforceable directive made, brought or issued by any Governmental Body or any other third-party Person resulting from or based upon (i) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Substances at, in, by, from or related to the Real Property (in each instance in this definition, as defined for the purposes of Section 5.13 above) or the operations of the Company; (ii) the transportation, storage, treatment or disposal of Hazardous Substances in connection with the Real Property or the operations of the Company; (iii) the violation, or alleged violation, of any Environmental Laws or Environmental Permits connected with the Real Property or the operation of the Company; or (iv) any contractual obligations to any Person for Environmental Costs and Liabilities.

“Environmental Costs and Liabilities” means any and all losses, liabilities, obligations, damages, fines, penalties, judgments, actions, Claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies, and Environmental Remedial Action) arising from or under any Environmental Law or Environmental Claim, but shall not include costs and expenses incurred in the ordinary course of business in complying with Environmental Laws.

“Environmental Laws” means any applicable federal, state or local law (including, without limitation, fundamental principles of common law), statute, code, ordinance, rule, regulation, Permit or other requirement relating to protection of the environment, natural resources, or public and employee health and safety (to the extent such health and safety relate to exposure to Hazardous Substances) and includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601, et seq., the Hazardous Materials Transportation Law, 49 U.S.C. § 5101, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 2601, et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq., , the Oil Pollution Act of 1990, 33 U.S.C. § 2701, et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq., and the Occupational Safety and Health Act, 29 U.S.C. §651, et seq., and the regulations promulgated pursuant thereto, and all analogous state or local Law

“Environmental Permit” means any permit, approvals, consents, licenses, exemptions and other authorizations, consents and approvals of or from any Governmental Bodies and required under any Environmental Law.

“Environmental Remedial Action” means any action required or voluntarily taken to (i) cleanup, remove, treat, or in any other way address any Hazardous Substance or other substance posing a risk to the environment; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Substance so it does not migrate or endanger or threaten to endanger public health and welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care with respect to environmental contamination; or (iv) bring any property owned, operated or leased by the Company or any of its Subsidiaries and the facilities located and operations conducted thereon into compliance with applicable Environmental Laws and Environmental Permits.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is , or was at the relevant time, a member of a group described in Sections 414(b),(c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Account” is defined in Section 4.1(a)(i).

“Escrow Agent” means American Stock Transfer & Trust Company, LLC, a New York limited liability trust company.

“Escrow Agreement” means the Agreement by and among the Stockholders’ Representative, the Parent and Escrow Agent, substantially in the form attached hereto as Exhibit E.

“Escrow Amount” means the Closing Adjustment Escrow Amount, plus the Indemnification Escrow Amount.

“Estimated Closing Cash” is defined in Section 4.3(a).

“Estimated Closing Indebtedness” is defined in Section 4.3(a).

“Estimated Transaction Expenses” is defined in Section 4.3(a).

“Estimated Working Capital” is defined in Section 4.3(a).

“Estimated Working Capital Deficit” means the amount, if any, by which the Estimated Working Capital is less than $22,500,000.

“Estimated Working Capital Excess” means the amount, if any, by which the Estimated Working Capital is greater than $24,500,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Excluded Damages” is defined in Section 11.6(c).

“Execution Date” is defined in the preamble to this Agreement.

“Expiration Date” is defined in Section 11.3(d)(i).

“Final Cash Merger Consideration” is defined in Section 4.3(b).

“First Escrow Release Date” means the date that is the 12-month anniversary of the Closing Date.

“FLSA” means the Fair Labor Standards Act, as amended.

“Fraud” means actual fraud involving a knowing and intentional misrepresentation of a material fact. For the avoidance of doubt, “Fraud” expressly excludes constructive fraud, equitable fraud and promissory fraud.

“GAAP” means generally accepted accounting principles in the United States of America consistently applied.

“Governmental Body” means any executive, legislative, judicial, regulatory or administrative agency, body, commission, department, board, court, tribunal, arbitrating body or authority of the United States, any country, territory or jurisdiction outside of the United States or any state, local or other governmental subdivision thereof.

“Hazardous Substances” means any substance, material, or waste which is regulated by any Governmental Body pursuant to Environmental Law, including, without limitation, any material, substance or waste that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous substance,” “restricted hazardous waste,” “contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, which includes petroleum, petroleum products (including, without limitation, crude oil and any fraction thereof), asbestos, asbestos-containing materials, lead, radon, ionizing and non-ionizing radioactive materials and substances, urea formaldehyde and polychlorinated biphenyls.

“Holder” is defined in Section 8.16(c)(i).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means any federal, state or local Tax measured by or imposed on net income.

“Indebtedness” means (a) any of the following types of obligations (whether or not then due and payable) of, or guaranteed by, the Company or any of its Subsidiaries: (i) all outstanding indebtedness for borrowed money or with respect to deposits or advances of any kind; (ii) accrued interest payable with respect to Indebtedness referred to in clause (i); (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible); (iv) all obligations upon which interest charges are customarily paid (excluding current accounts payable in the ordinary course of business consistent with past practices); (v) all obligations under indentures or arising out of any financial hedging arrangements, (vi) for the deferred purchase price of property or services; (vii) all Capitalized Lease obligations; (viii) all other indebtedness of the types described herein of Persons secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by the Company or any of its Subsidiaries, whether or not such indebtedness secured thereby has been assumed; and (ix) all obligations in respect of letters of credit (to the extent drawn) plus (b) all prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other agreed payment obligations of the Company and its Subsidiaries (without any double counting) that would arise (whether or not then due and payable) if the aggregate amount of all such Indebtedness of the Company and its Subsidiaries were prepaid in full on the Closing Date (including, without limitation, if any item of Indebtedness cannot be repaid on or before the Closing Date (e.g., as a result of an irrevocable advance notice requirement), all interest on and other accretion of such item that occurs between the Closing Date and the earliest date that repayment may occur (e.g., if notice were delivered on the Closing Date) and all out of pocket fees and expenses incurred in connection with repayment of such Indebtedness of the Company and its Subsidiaries, whether or not due and payable, including, without limitation, any amounts owing to any trustee or advisors, but without double-counting with any amounts included in Indebtedness.

“Indemnification Claim” is defined in Section 11.4(a).

“Indemnification Escrow Amount” means $1,325,000 (which is equal to one-half of the initial retention amount under the R&W Policy).

“Indemnified Party” is defined in Section 11.3(e).

“Indemnitees” is defined in Section 11.2.

“Integrated Mergers” is defined in the recitals to this Agreement.

“Intellectual Property Rights” means all industrial and intellectual property rights, under the Law of any jurisdiction, both statutory and common law rights, including, without limitation, (a) patents, patent applications, patent disclosures and extensions, divisions, continuations, continuations-in-part, reexaminations and reissues thereof, (b) Internet domain names, trademarks, Social Media, trade names, service marks, trade dress, trade names, logos, corporate names and other identifiers of source and registration and applications for registration of any item listed in clause (b), together with all of the goodwill associated therewith, (c) copyrights (registered or unregistered), works of authorship and copyrightable works, and registrations and applications for registration of any item in this clause (c), (d) computer software (whether in source code, object code or other form), data, databases and any documentation related to any item listed in this clause, (e) trade secrets and other confidential information (including confidential and proprietary know how, ideas, formulas, compositions, recipes, inventions (whether patentable or unpatentable and whether or not reduced to practice), manufacturing and production processes, procedures and techniques, research and development information, drawings, blueprints, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information), (f) all rights of privacy and publicity, (g) other intellectual property rights and (h) copies and tangible embodiments thereof (in whatever form or medium).

“Interim Financial Statements” is defined in Section 8.15(b).

“Invoices” is defined in Section 4.2(b)(iv).

“IT Systems” shall mean: (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems; (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment, and removable media.

“Knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of John Leffler, Doug Rather and Brent Barbour; and (b) with respect to the Parent, the actual knowledge after reasonable inquiry of Don Gawick, Mark Cashiola and Danielle Hunter.

“Law” means any law (including common law), statute, code, ordinance, order, rule, fundamental principle of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Body.

“Leased Real Property” is defined in Section 5.8(a).

“Leases” is defined in Section 5.8(a).

“Leffler” means John Leffler.

“Letter of Transmittal” is defined in Section 4.1(a)(ii).

“Licensed Intellectual Property” means Intellectual Property Rights that the Company or any of its Subsidiaries is licensed or otherwise permitted by other Persons to use.

“Lien” means, with respect to any property or asset, (i) any mortgage, pledge, security interest, lien (statutory or otherwise), deed of trust, option, right of first refusal, right of first offer, preferential agreement or other similar property interest or encumbrance in respect of such property or asset, and (ii) any easement, right-of-way, restriction, restrictive covenant, servitude, proxy, voting trustor agreement, right, lease and other encumbrance on title to real or personal property.

“LLC Sub Certificates of Merger” means the certificates of merger of LLC Sub prepared and executed in accordance with the relevant provisions of the TBOC and DGCL.

“LLC Sub” is defined in the recitals to this Agreement.

“LLC Sub Merger” is defined in the recitals to this Agreement.

“LLC Sub Merger Agreement” is defined in Section 2.6.

“Lock-Up Agreement” is defined in Section 4.1(a)(ii).

“Losses” is defined in Section 11.1(a).

“Material Contracts” is defined in Section 5.14(b).

“Merger” is defined in the recitals to this Agreement.

“Merger Sub” is defined in the preamble to this Agreement.

“Merger Sub Board” is defined in the recitals to this Agreement.

“Mini-Basket” is defined in Section 11.3(a)(i).

“MNPI” is defined in Section 8.16(b)(i).

“Multiemployer Plan” is defined in Section 5.18(e).

“NYSE” means the New York Stock Exchange.

“O-Tex Credit Facility” means, collectively, the credit facilities existing on the Execution Date under that certain Credit Agreement, dated as of January 6, 2011, among the Company, as Borrower, the Lenders named therein and Wells Fargo Bank, N.A., as Administrative Agent and Issuing Lender, as amended.

“Organizational Documents” means, with respect to any Entity, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, stockholders’ agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.

“Owned Intellectual Property” means any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Owned Real Property” means each item of real property owned by the Company.

“Parent” is defined in the preamble to this Agreement.

“Parent Benefit Plans” are defined in Section 8.10(a).

“Parent Board” is defined in the recitals to this Agreement.

“Parent Common Stock” means the common stock, par value $0.01 per share, of the Parent.

“Parent Escrow Disbursement” is defined in Section 4.3(d).

“Parent Fundamental Representations” is defined in Section 11.3(a)(ii).

“Parent Indemnitees” is defined in Section 11.1(a).

“Parent Material Adverse Effect” means any circumstance, development, change, event or occurrence, state of affairs, or effect that individually or in the aggregate with any other circumstance, development, change, event, effect, occurrence, state of affairs, or effect (a) has had or would reasonably be expected to have a material adverse effect on the financial conditions, results of operations, properties, assets or liabilities of Parent and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent, or materially impair or delay, the ability of the Parent to consummate the Transactions or otherwise perform in all material respects its obligations under this Agreement; provided, however, none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Parent Material Adverse Effect:

(a)    any change in economic, political or business conditions (including, without limitation, changes or developments in commodity prices or other factors generally affecting the oilfield services industry);

(b)    changes resulting from the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters and acts of terrorism (but not any such event resulting in any damage or destruction to or loss of the Parent or its Subsidiaries’ physical properties to the extent such change or effect would otherwise constitute a Parent Material Adverse Effect);

(c)    a decline in market price, or a change in trading volume, of the Parent stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur);

(d)    the entry into this Agreement or the announcement or consummation of the Transactions (solely as it relates to the identity of the Company or its Affiliates);

(e)    changes in accounting requirements or principles imposed by GAAP after the Execution Date;

(f)    changes in applicable Laws affecting the after the Execution Date;

(g)    any act or omission to act by the Company or any of its Subsidiaries or any Stockholder or any of its Affiliates;

(h)    any act or omission to act by Parent, Merger Sub or LLC Sub, or any of their respective Affiliates, to the extent contemplated by this Agreement or necessary to consummate the Transactions, or taken (or omitted to be taken) at the request of, or with the prior written consent or waiver of, the Company or any Stockholder, or any of their respective Affiliates; and

(i)    any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings or cash position (it being understood that any underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur);

provided that the incremental extent of any disproportionate change, event, occurrence, development, effect, condition, circumstance or matter described in clauses (a) through (i) with respect to the Parent and its Subsidiaries, taken as a whole, relative to other Persons operating in such industry in the same regions and segments as the Parent and its Subsidiaries, may be considered and taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Merger Consideration Disbursement” is defined in Section 4.3(d).

“Parent Preferred Stock” is defined in Section 6.5(a).

“Parent SEC Reports” is defined in Section 6.6(b).

“Party” and “Parties” are defined in the preamble of this Agreement.

“Payoff Letters” means the letters provided by any Person to whom or which any Indebtedness or Transaction Expenses are owed setting forth the amount of, or the formula for the determination of, such Indebtedness or Transaction Expenses, as applicable, and the instructions for the payment of such Indebtedness or Transaction Expenses, as applicable, and acknowledging that upon payment of the amount set forth in such letter at the Closing, (i) such Person will have received all amounts due to such Person from the Company in respect of the Indebtedness or Transaction Expenses owed to such Person and (ii) all Liens and guarantees relating to such underlying Indebtedness or Transaction Expenses will be automatically released and all actions reasonably necessary to evidence such release will be promptly taken by such Person.

“Permits” means all permits, approvals, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Bodies.

“Permitted Liens” means (a) statutory Liens for current period Taxes applicable to the assets of the Company or any of its Subsidiaries not yet due and payable or that are being contested in good faith and for which adequate reserves have been established on the Company Financial Statements in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, landlords’ and other similar liens arising or incurred in the ordinary course of business of the Company and its Subsidiaries and are not more than 30 days past due and have not been filed, recorded or registered in accordance with applicable Law or are being contested in good faith; (c) Liens as may have arisen in the ordinary course of business of the Company and its Subsidiaries, none of which are material to the ownership, use or operation of the assets of the Company and its Subsidiaries, so long as such matters do not and would not reasonably be likely to materially impair the continued use and/or occupancy of such asset or property in connection with the operations of the Company and its Subsidiaries; (d) any validly existing easements, rights-of-way, restrictions, restrictive covenants, rights, leases, and other encumbrances on title to real or personal property filed of record that do not materially impair the continued use and/or occupancy of such asset or property in connection with the operations of the Company; (e) legal highways, zoning and building laws, ordinances and regulations that do not materially impair the continued use and/or occupancy of such asset or property in connection with the operations of the Company and its Subsidiaries; (f) required third-party consents to assignment that are not applicable to the Transactions; and (g) Liens which will be and are discharged or released either prior to, or simultaneously with, the Closing.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Body.

“Policies” is defined in Section 5.21.

“Pre-Closing Taxable Period” means any taxable period ending on or before the Closing Date.

“Premier Fabricators Asset Purchase Agreement” means the Asset Purchase Agreement, dated March 1, 2013, by and between Premier Fabricators, L.L.C., O-Tex Pumping L.L.C., Joshua M. Leffler and Stanley Michael Prater.

“Premium Deposit” is defined in Section 2.7.

“Premium Balance” is defined in Section 2.7.

“Proceeding” means any civil, criminal or administrative actions, suits, grievances, audits, notices of violation, investigations, arbitrations, mediations, claims, investigations or other proceedings.

“Qualified Plan” is defined in Section 5.18(k).

“R&W Insurance Broker” means Lockton Companies, LLC.

“R&W Insurance Provider” means Great American Insurance Company.

“R&W Policy” means that certain representations and warranties insurance policy (Policy No: BRW4126824), procured by the Parent and the Stockholders’ Representative and issued to the Parent on the date hereof in respect of this Agreement.

“Raptor” means Raptor Oilfield Controls, LLC, an Oklahoma limited liability company.

“Real Property” is defined in Section 5.8(a).

“Recent Acquisition Agreements” means the Premier Fabricators Asset Purchase Agreement, the Sanjel Assignment Agreement and the RockPile Asset Purchase Agreement.

“Registrable Securities” is defined in Section 8.16(c)(ii).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, dispersal, migrating, injecting, escaping, leaching, dumping, or disposing on or into the indoor or outdoor environment.

“Remedial Action” is defined in Section 8.5(b).

“Representatives” is defined in Section 8.11(a).

“Required Effective Period” is defined in Section 8.16(a).

“Resale Shelf” is defined in Section 8.16(a).

“Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.

“Restricted Area” means the states of Arkansas, Colorado, Kansas, Kentucky, Montana, New Mexico, New York, North Dakota, Ohio, Pennsylvania, Texas, Virginia, West Virginia and Wyoming and the Oklahoma counties set forth on Annex II hereto.

“Restricted Period” means the period beginning on the Closing Date and ending on the date that is two years after the Closing Date.

“RockPile Asset Purchase Agreement” means the Asset Purchase Agreement, dated January 13, 2017, by and between RockPile Energy Services, LLC and O-Tex Pumping, LLC.

“Sanjel Assignment Agreement” means the Assignment and Assumption Agreement, dated June 12, 2016, by and between Liberty Oilfield Services Holdings LLC and LOS Acquisition Co II LLC.

“Scheduled Permits” is defined in Section 5.16.

“SEC” means Securities and Exchange Commission.

“SEC Filing” is defined in Section 8.15(c).

“Second Escrow Release Date” means the date that is the 18 month anniversary of the Closing Date.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Stock” is defined in Section 3.1(b).

“Series B Preferred Stock” is defined in Section 3.1(b).

“Social Media” means all proprietary social media identifiers for any social media sites, along with all other account and profile information and all administrator rights (including login information and passwords) for all third party social media sites, channels, pages, groups, blogs and lists, as well as all content uploaded or posted to such sites, and all follower, subscriber, and contact lists, together with all goodwill associated with any of the foregoing.

“Specified Parent Common Stock” means 4,420,000 shares of the Parent Common Stock.

“Stag’s Leap” means White Deer Management LLC, a Delaware limited liability company.

“Stockholders’ Rep Reserve” is defined in Section 14.1(c)(v).

“Stockholders’ Representative” is defined in the preamble to this Agreement.

“Stockholders’ Representative Losses” is defined in Section 14.2(c).

“Stockholders’ Representative Objection Notice” is defined in Section 4.3(b).

“Stockholder Indemnitees” is defined in Section 11.2.

“Stockholders” means the holders of Company Shares.

“Straddle Period” means any taxable Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Surviving Corporation” is defined in Section 2.1.

“Suspension Event” is defined in Section 8.16(b)(ii).

“Suspension Notice” is defined in Section 8.16(b)(ii).

“Tangible Personal Property” shall mean all office equipment, machinery, equipment, supplies, vehicles, tractors, trailers, tools, spare parts, production supplies, furniture and fixtures and other items of tangible personal property owned by any of the Company or any of its Subsidiaries used primarily in connection with ownership, maintenance or operation of the Business.

“Tax” means (a) any tax, charge, fee, levy, penalty, custom, duty or other governmental charge of any kind imposed by any Governmental Body, including any excise, property, income, net receipts, profit, severance, production, use, license, employment, alternative or add-on minimum, ad valorem, stamp, sales, transfer, margin, franchise, payroll, escheat, unclaimed property, withholding, social security or other tax, including any interest, fine, addition to tax, penalties or additional amount attributable thereto; (b) any liability for the payment of amounts of the type described in clause (a) as a result of being a member of any Consolidated Group for any period; and (c) any liability for the payment of any amounts of the type described in clauses (a) and (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Proceeding” is defined in Section 8.14(d).

“Tax Refund” is defined in Section 8.14(f).

“Tax Return” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) supplied or required to be supplied to any Governmental Body in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes, and including any supplement or amendment thereof.

“Texas Certificate of Merger” is defined in Section 2.2(b).

“TBOC” means the Texas Business Organizations Code.

“Termination Date” is defined in Section 10.1(c).

“Top Customers” is defined in Section 5.23(a).

“Top Suppliers” is defined in Section 5.23(b).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Lock-Up Agreements, the Non-Solicitation Agreements and any other document entered in connection with the Transactions.

“Transaction Expenses” means (a) all amounts owing (whether or not then due and payable) by the Company or any of its Subsidiaries or the Stockholders’ Representative (on behalf of the Stockholders) as out-of-pocket advisory, broker, accounting, legal, investment banking and other professional fees incurred with respect to periods before the Closing in connection with the Transactions; (b) any bonus, change-in-control, severance, retention or other transaction-related payments, including but not limited to the Change in Control Payments, payable by the Company or any of its Subsidiaries as of or after the Closing to any employee of the Company or any of its Subsidiaries or any employee of any Affiliate of the Company or its Subsidiaries resulting solely from the consummation of the Transactions (regardless of whether subject to a “single trigger” or “double trigger” provision), other than any severance or retention payments payable by the Company or any of its Subsidiaries arranged by the Parent and made effective at or after Closing; and (c) any amounts payable to any employee of the Company or any of its Subsidiaries or any employee of any Affiliate of the Company or its Subsidiaries resulting from the cancellation of Company Options.

“Transactions” is defined in the recitals to this Agreement.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges, including penalties, interest and other charges with respect thereto, incurred in connection with the consummation of the Transactions; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes arising from the Transactions.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“White Deer and Silverfern Funds” is defined in Section 8.9(b).

“Working Capital” means, as of 12:01 a.m. Houston, Texas time on the Closing Date, Current Assets minus Current Liabilities.

“Working Capital Calculation” shall mean the sample calculation of Working Capital set forth on Annex I hereto.

“Working Capital Deficit” means the amount, if any, by which the Working Capital is less than $22,500,000.

“Working Capital Excess” means the amount, if any, by which the Working Capital is greater than $24,500,000.

EXHIBIT B

LLC SUB MERGER AGREEMENT

(See Attached)

B-1

EXHIBIT C

FORM OF LETTER OF TRANSMITTAL

(See Attached)

C-1

EXHIBIT D

FORM OF LOCK UP AGREEMENT

(See Attached)

D-1

EXHIBIT E

FORM OF ESCROW AGREEMENT

(See Attached)

E-1

ANNEX I

WORKING CAPITAL CALCULATION

(See Attached)

Annex I-1

ANNEX II

OKLAHOMA COUNTIES

(See Attached)

Annex II-2